Exhibit B.3(b): Audited consolidated financial statements for the year ended October 31, 2025 excerpted from pages
101-102
and
109-179
of the 2025 Annual Report of Canadian Imperial Bank of Commerce (“CIBC”) and the report of independent registered public accounting firm to shareholders with respect to the report on financial statements related to the consolidated balance sheets as at October 31, 2025 and 2024, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended and the report of independent registered public accounting firm on internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States) as of October 31, 2025 from pages
106-108
of the 2025 Annual Report of CIBC

Consolidated financial statements

Consolidated financial statements

102	Financial reporting responsibility

103	(Intentionally Deleted)

106	Report of independent registered public accounting firm – Standards of the Public Company Accounting Oversight Board (United States)

108	Report of independent registered public accounting firm – Internal control over financial reporting

109	Consolidated balance sheet

110	Consolidated statement of income

111	Consolidated statement of comprehensive income

112	Consolidated statement of changes in equity

113	Consolidated statement of cash flows

114	Notes to the consolidated financial statements

Details of the notes to the consolidated financial statements

114	Note 1	–	Basis of preparation and summary of material accounting policies
125	Note 2	–	Fair value measurement
132	Note 3	–	Significant transactions
133	Note 4	–	Securities
134	Note 5	–	Loans
140	Note 6	–	Structured entities and derecognition of financial assets
143	Note 7	–	Property and equipment
144	Note 8	–	Goodwill, software and other intangible assets
145	Note 9	–	Other assets
146	Note 10	–	Deposits
146	Note 11	–	Other liabilities
146	Note 12	–	Derivative instruments
150	Note 13	–	Designated accounting hedges
154	Note 14	–	Subordinated indebtedness
155	Note 15	–	Common and preferred shares and other equity instruments

158	Note 16	–	Share-based payments
160	Note 17	–	Post-employment benefits
165	Note 18	–	Income taxes
167	Note 19	–	Earnings per share
167	Note 20	–	Commitments, guarantees and pledged assets
169	Note 21	–	Contingent liabilities and provisions
171	Note 22	–	Concentration of credit risk
172	Note 23	–	Related-party transactions
173	Note 24	–	Investments in equity-accounted associates and joint ventures
174	Note 25	–	Significant subsidiaries
175	Note 26	–	Financial instruments – disclosures
176	Note 27	–	Offsetting financial assets and liabilities
176	Note 28	–	Interest income and expense
177	Note 29	–	Segmented and geographic information
179	Note 30	–	Future accounting policy changes

101	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Financial reporting responsibility
Management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation, presentation, accuracy and reliability of the Annual Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A). The consolidated financial statements have been prepared in accordance with Section 308(4) of the
Bank Act
(Canada), which requires that the financial statements be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The MD&A has been prepared in accordance with the requirements of applicable securities laws.
The consolidated financial statements and MD&A contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. Financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.
Management has developed and maintained effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. CIBC’s system of internal controls and supporting procedures are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained. These internal controls and supporting procedures include the communication of policies and guidelines, the establishment of an organizational structure that provides appropriate and well-defined responsibilities and accountability, and the careful selection and training of qualified staff. Management has assessed the effectiveness of CIBC’s internal control over financial reporting as at year-end
using the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based upon this assessment, we have determined that internal control over financial reporting is effective in all material respects and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under the U.S. Sarbanes-Oxley Act.
CIBC’s Chief Executive Officer and Chief Financial Officer have certified CIBC’s annual filings with the SEC under the U.S. Sarbanes-Oxley Act and with the Canadian Securities Administrators under Canadian securities laws.
The Internal Audit department reviews and reports on the effectiveness of CIBC’s internal control, risk management and governance systems and processes, including accounting and financial controls, in accordance with the audit plan approved by the Audit Committee. Our Chief Auditor has unfettered access to the Audit Committee. The system of internal controls is further supported by the Compliance and Global Regulatory Affairs group, which is designed to manage and mitigate regulatory compliance risk.
The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of independent directors. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, and reviewing the qualifications, independence and service quality of the shareholders’ auditor and the performance of CIBC’s internal auditors.
Ernst & Young LLP, the shareholders’ auditor, obtains an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. Ernst & Young LLP has unrestricted access to the Audit Committee to discuss their audit and related matters.
The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the
Bank Act
(Canada) are being complied with and that CIBC is in sound financial condition.

Harry Culham	Robert Sedran
President and Chief Executive Officer	Chief Financial Officer	December 3, 2025

CIBC 2025 ANNUAL REPORT	102

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103	CIBC 2025 ANNUAL REPORT

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CIBC 2025 ANNUAL REPORT	104

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105	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Report of independent registered public accounting firm
To the shareholders and directors of Canadian Imperial Bank of Commerce
Opinion on the consolidated financial statements
We have audited the accompanying consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as of October 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of CIBC at October 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), CIBC’s internal control over financial reporting as of October 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 3, 2025 expressed an unqualified opinion thereon.
Basis for opinion
These consolidated financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on CIBC’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to CIBC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Allowance for credit losses
Description of the matter	As described in Note 1 and Note 5 of the consolidated financial statements, CIBC has recognized $4.7 billion in expected credit loss (ECL) allowances on its consolidated balance sheet. ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current conditions, and forecasts of future economic conditions. ECL allowances are measured at amounts equal to either (i)
12-month
ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk (SICR) since initial recognition or when there is objective evidence of impairment.

Auditing the allowance for credit losses was complex, involved significant auditor judgment, and required the involvement of specialists due to the inherent complexity of the models, the large volume of data used, assumptions, judgments, and the interrelationship of these variables in measuring the ECL. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include (i) the determination of when a loan has experienced a SICR; (ii) the forecast of forward-looking information (FLI) for multiple economic scenarios and the probability weighting of those scenarios; (iii) the models and methodologies used for the calculation of both
12-month
and lifetime credit losses; and (iv) the application of expert credit judgment. Management has applied a heightened use of judgment in the areas noted above, when assessing the impact of the uncertain macroeconomic environment on the allowance for credit losses.

How we addressed the matter in our audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls over the allowance for credit losses, with the assistance of our internal specialists. The controls we tested included, amongst others, controls over technology, model validation and monitoring, economic forecasting, data completeness and accuracy, the determination of internal risk ratings for non-retail
loans, and the governance and oversight controls over the review of the overall ECL, including the application of expert credit judgment.

To test the allowance for credit losses, amongst other procedures, we assessed, with the assistance of our credit risk specialists, whether the methodology and assumptions used in significant models that estimate ECL are consistent with the requirements of IFRS 9. For a sample of models, our credit risk specialists reperformed the model validation and monitoring tests performed by management. This included an assessment of the thresholds used to determine a SICR. For a sample of FLI variables, with the assistance of our economic specialists, we evaluated management’s forecasting methodology and compared management’s FLI to independently derived forecasts and publicly available information. We also evaluated the scenario probability weights used in the ECL models. With the assistance of our credit risk specialists, we also evaluated management’s methodology and governance

CIBC 2025 ANNUAL REPORT	106

Consolidated financial statements

over the application of expert credit judgment by evaluating that the amounts recorded were reflective of underlying credit and/or economic conditions. We tested the completeness and accuracy of data used in the measurement of the ECL by agreeing to source documents and systems and evaluated a sample of non-retail
borrower risk ratings against CIBC’s risk rating scale. On a sample basis, we recalculated the ECL to test the mathematical accuracy of management’s models. We also assessed the adequacy of the disclosures related to allowance for credit losses.

Fair value measurement of derivatives
Description of the matter	As described in Note 2 and Note 12 of the consolidated financial statements, CIBC has recognized $38.4 billion in derivative assets and $41.4 billion in derivative liabilities. The portfolio of derivative instruments is presented by level within the fair value hierarchy, with the majority of the portfolio classified as Level 2. While derivative instruments classified as Level 1 have quoted market prices, those classified as Level 2 and 3 require valuation techniques that use observable and non-observable
market inputs and involve the application of management judgment.

Auditing the valuation of certain derivatives was complex and required the application of significant auditor judgment and involvement of valuation specialists where the fair value was determined based on complex models and/or significant non-observable
market inputs. The inputs and modelling assumptions used to determine fair values that were subject to significant auditor judgment included, amongst others, correlations, volatilities and credit spreads. The valuation of derivatives is sensitive to these inputs as they are forward-looking and could be affected by future economic and market conditions.

How we addressed the matter in our audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls over the valuation of CIBC’s derivatives portfolio, with the assistance of our internal specialists. The controls we tested included, amongst others, controls over technology, the development and validation of models used to determine the fair value of derivatives, and controls over the independent price verification process, including the integrity of significant inputs described above.

To test the valuation of these derivatives, our audit procedures included, amongst others, an evaluation of the methodologies and significant inputs used by CIBC. With the assistance of our valuation specialists, we performed an independent valuation for a sample of derivatives to assess the modelling assumptions and significant inputs used by CIBC to estimate the fair value. We independently obtained significant inputs and assumptions from external market data, where available, in performing our independent valuation. For a sample of models, and with the assistance of our valuation specialists, we assessed the valuation methodologies used by CIBC to determine fair values. We also assessed the adequacy of the disclosures related to the fair value measurement of derivatives.
Measurement of uncertain tax provisions
Description of the matter	As described in Note 1 and Note 18 of the consolidated financial statements, CIBC has disclosed its material accounting policies, estimates and assumptions in relation to accounting for uncertainty in income taxes. CIBC operates in a tax environment with constantly evolving and complex tax legislation for financial institutions. Uncertainty in tax positions may arise as tax legislation is subject to interpretation. Estimating uncertain tax provisions requires management judgment to be applied in the interpretation of tax laws across the various jurisdictions in which CIBC operates. This includes significant judgment in the determination of whether it is probable that CIBC’s tax filing positions will be sustained relating to certain complex tax positions and the measurement of such provisions when recognized.

Auditing CIBC’s uncertain tax provisions required the involvement of our tax professionals and the application of judgment, including the interpretation of applicable tax legislation and jurisprudence.

How we addressed the matter in our audit	With the assistance of our tax professionals, we obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls over CIBC’s uncertain tax provisions. This included, amongst others, controls over management’s assessment of the technical merits of tax positions and the process related to the measurement of any related income tax provisions.

With the assistance of our tax professionals, our audit procedures included, amongst others, an assessment of the technical merits of income tax positions taken by CIBC and the measurement of any related uncertain tax provisions recorded. We inspected and evaluated correspondence from the relevant income tax authorities, income tax advice obtained by CIBC from external advisors including income tax opinions, CIBC’s interpretations of tax laws and the assessment thereof with respect to uncertain tax positions. We evaluated the reasonability of CIBC’s treatment of any new information received during the year relating to these uncertain tax positions. We also assessed the adequacy of the disclosures related to uncertain tax positions.
/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
We have served as CIBC’s auditor since 2002.
Toronto, Canada
December 3, 2025

107	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Report of independent registered public accounting firm
To the shareholders and directors of Canadian Imperial Bank of Commerce
Opinion on internal control over financial reporting
We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of CIBC as of October 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes and our report dated December 3, 2025 expressed an unqualified opinion thereon.
Basis for opinion
CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the
Management’s annual report on internal control over financial reporting section contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on CIBC’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to CIBC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and limitations of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
December 3, 2025

CIBC 2025 ANNUAL REPORT	108

Consolidated financial statements

Consolidated balance sheet

Millions of Canadian dollars, as at October 31	2025	2024
ASSETS
Cash and non-interest-bearing deposits with banks	$12,379	$8,565
Interest-bearing deposits with banks	31,624	39,499
Securities (Note 4)	283,235	254,345
Cash collateral on securities borrowed	21,697	17,028
Securities purchased under resale agreements	86,695	83,721
Loans (Note 5)
Residential mortgages	287,033	280,672
Personal	47,866	46,681
Credit card	21,581	20,551
Business and government (1)	237,416	214,305
Allowance for credit losses	(4,392)	(3,917)
	589,504	558,292
Other
Derivative instruments (Note 12)	38,352	36,435
Property and equipment (Note 7)	3,443	3,359
Goodwill (Note 8)	5,475	5,443
Software and other intangible assets (Note 8)	2,894	2,830
Investments in equity-accounted associates and joint ventures (Note 24)	808	785
Deferred tax assets (Note 18)	1,027	821
Other assets (Note 9)	39,805	30,862
	91,804	80,535
Total assets	$1,116,938	$1,041,985
LIABILITIES AND EQUITY
Deposits (Note 10)
Personal	$258,139	$252,894
Business and government	457,284	435,499
Bank	26,723	20,009
Secured borrowings	65,978	56,455
	808,124	764,857
Obligations related to securities sold short	24,244	21,642
Cash collateral on securities lent	6,031	7,997
Obligations related to securities sold under repurchase agreements	130,042	110,153
Other
Derivative instruments (Note 12)	41,411	40,654
Deferred tax liabilities (Note 18)	47	49
Other liabilities (1) (Note 11)	34,807	30,161
	76,265	70,864
Subordinated indebtedness (Note 14)	7,819	7,465
Total liabilities	1,052,525	982,978
Equity
Preferred shares and other equity instruments (Note 15)	6,369	4,946
Common shares (Note 15)	16,845	17,011
Contributed surplus	226	159
Retained earnings	36,471	33,471
Accumulated other comprehensive income (AOCI)	4,218	3,148
Total shareholders’ equity	64,129	58,735
Non-controlling interests	284	272
Total equity	64,413	59,007
Total liabilities and equity	$1,116,938	$1,041,985

(1)
Includes customers’ liability under acceptances of $10 million (2024: $6 million) in business and government loans and acceptances of $10 million (2024: $6 million) in other liabilities. Prior year amounts have been revised to conform to the presentation adopted in 2025.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Harry Culham	Mary Lou Maher
President and Chief Executive Officer	Director

109	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of income

Millions of Canadian dollars, except as noted, for the year ended October 31	2025	2024
Interest income (Note 28) (1)
Loans	$32,074	$33,925
Securities	9,045	9,560
Securities borrowed or purchased under resale agreements	5,260	5,811
Deposits with banks and other	2,382	2,889
	48,761	52,185
Interest expense (Note 28)
Deposits	25,110	30,476
Securities sold short	565	625
Securities lent or sold under repurchase agreements	6,521	6,334
Subordinated indebtedness	407	510
Other	389	545
	32,992	38,490
Net interest income	15,769	13,695
Non-interest income
Underwriting and advisory fees	915	707
Deposit and payment fees	996	958
Credit fees	1,015	1,218
Card fees	402	414
Investment management and custodial fees	2,241	1,980
Mutual fund fees	2,019	1,796
Income from insurance activities, net	317	356
Commissions on securities transactions	554	431
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	4,022	3,226
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	(14)	43
Foreign exchange other than trading (FXOTT)	369	386
Income from equity-accounted associates and joint ventures (Note 24)	117	79
Other	411	317
	13,364	11,911
Total revenue	29,133	25,606
Provision for credit losses (Note 5)	2,342	2,001
Non-interest expenses
Employee compensation and benefits	9,266	8,261
Occupancy costs	847	830
Computer, software and office equipment	2,946	2,719
Communications	395	362
Advertising and business development	398	344
Professional fees	284	257
Business and capital taxes	124	128
Other (Notes 3 and 8)	1,592	1,538
	15,852	14,439
Income before income taxes	10,939	9,166
Income taxes (Note 18)	2,485	2,012
Net income	$8,454	$7,154
Net income attributable to non-controlling interests	$25	$39
Preferred shareholders and other equity instrument holders	$364	$263
Common shareholders	8,065	6,852
Net income attributable to equity shareholders	$8,429	$7,115
Earnings per share (EPS) (in dollars) (Note 19)
Basic	$8.62	$7.29
Diluted	8.57	7.28
Dividends per common share (in dollars) (Note 15)	3.88	3.60

(1)	Interest income included $44.3 billion for the year ended October 31, 2025 (2024: $48.5 billion) calculated based on the effective interest rate method.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2025 ANNUAL REPORT	110

Consolidated financial statements

Consolidated statement of comprehensive income

Millions of Canadian dollars, for the year ended October 31	2025	2024
Net income	$8,454	$7,154
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	400	281
Net gains (losses) on hedges of investments in foreign operations	(365)	(267)
	35	14
Net change in debt securities measured at FVOCI
Net gains (losses) on debt securities measured at FVOCI	368	127
Net (gains) losses reclassified to net income	(14)	(27)
	354	100
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	1,419	2,348
Net (gains) losses reclassified to net income	(928)	(813)
	491	1,535
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	208	250
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	(34)	(216)
Net gains (losses) on equity securities designated at FVOCI	18	(13)
	192	21

Total other comprehensive income (loss) (1)	1,072	1,670
Comprehensive income	$9,526	$8,824
Comprehensive income attributable to non-controlling interests	$25	$39
Preferred shareholders and other equity instrument holders	$364	$263
Common shareholders	9,137	8,522
Comprehensive income attributable to equity shareholders	$9,501	$8,785

(1)	Includes $43 million of gains for 2025 (2024: $113 million of gains) relating to our investments in equity-accounted associates and joint ventures.

Millions of Canadian dollars, for the year ended October 31	2025	2024
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(12)	$(5)
Net gains (losses) on hedges of investments in foreign operations	(68)	–
	(80)	(5)
Net change in debt securities measured at FVOCI
Net gains (losses) on debt securities measured at FVOCI	(74)	(12)
Net (gains) losses reclassified to net income	5	10
	(69)	(2)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(546)	(903)
Net (gains) losses reclassified to net income	357	313
	(189)	(590)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(66)	(68)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	13	83
Net gains (losses) on equity securities designated at FVOCI	(6)	4
	(59)	19

Total income tax (expense) benefit allocated to each component of OCI	$(397)	$(578)
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

111	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of changes in equity

Millions of Canadian dollars, for the year ended October 31	2025	2024
Preferred shares and other equity instruments (Note 15)
Balance at beginning of year	$4,946	$4,925
Issue of preferred shares and limited recourse capital notes (LRCNs)	2,770	1,000
Redemption of preferred shares and LRCNs	(1,350)	(975)
Treasury shares	3	(4)
Balance at end of year	$6,369	$4,946
Common shares (Note 15)
Balance at beginning of year	$17,011	$16,082
Issue of common shares	168	1,019
Purchase of common shares for cancellation	(335)	(90)
Treasury shares	1	–
Balance at end of year	$16,845	$17,011
Contributed surplus
Balance at beginning of year	$159	$109
Compensation expense arising from equity-settled share-based awards	20	16
Exercise of stock options and settlement of other equity-settled share-based awards	(10)	(9)
Other (1)	57	43
Balance at end of year	$226	$159
Retained earnings
Balance at beginning of year	$33,471	30,352
Net income attributable to equity shareholders	8,429	7,115
Dividends and distributions (Note 15)
Preferred and other equity instruments	(364)	(263)
Common	(3,629)	(3,382)
Premium on purchase of common shares for cancellation	(1,396)	(329)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	2	(15)
Other	(42)	(7)
Balance at end of year	$36,471	$33,471
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of year	$2,176	$2,162
Net change in foreign currency translation adjustments	35	14
Balance at end of year	$2,211	$2,176
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of year	$(307)	$(407)
Net change in debt securities measured at FVOCI	354	100
Balance at end of year	$47	$(307)
Net gains (losses) on cash flow hedges
Balance at beginning of year	$509	$(1,026)
Net change in cash flow hedges	491	1,535
Balance at end of year	$1,000	$509
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of year	$842	$592
Net change in post-employment defined benefit plans	208	250
Balance at end of year	$1,050	$842
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of year	$(88)	$128
Net change attributable to changes in credit risk	(34)	(216)
Balance at end of year	$(122)	$(88)
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of year	$16	$14
Net gains (losses) on equity securities designated at FVOCI	18	(13)
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings	(2)	15
Balance at end of year	$32	$16
Total AOCI, net of income tax	$4,218	$3,148
Non-controlling interests
Balance at beginning of year	$272	$232
Net income attributable to non-controlling interests	25	39
Dividends	(9)	(8)
Other	(4)	9
Balance at end of year	$284	$272
Equity at end of year	$64,413	$59,007

(1)	Includes the portion of the estimated tax benefit related to employee stock options that is incremental to the amount recognized in the consolidated statement of income.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

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Consolidated financial statements

Consolidated statement of cash flows

Millions of Canadian dollars, for the year ended October 31	2025	2024
Cash flows provided by (used in) operating activities
Net income	$8,454	$7,154
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	2,342	2,001
Amortization and impairment (1)	1,178	1,170
Stock options and restricted shares expense	20	16
Deferred income taxes	(257)	(244)
Losses (gains) from debt securities measured at FVOCI and amortized cost	14	(43)
Net losses (gains) on disposal of property and equipment	(2)	(1)
Other non-cash items, net	(16)	(1,822)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	7,875	(4,597)
Loans, net of repayments	(33,381)	(28,930)
Deposits, net of withdrawals	37,183	34,467
Obligations related to securities sold short	2,602	2,976
Accrued interest receivable	44	(711)
Accrued interest payable	(983)	452
Derivative assets	(1,921)	(3,240)
Derivative liabilities	328	(813)
Securities measured at FVTPL	(22,817)	(23,319)
Other assets and liabilities measured/designated at FVTPL	5,090	3,431
Current income taxes	(489)	(257)
Cash collateral on securities lent	(1,966)	(84)
Obligations related to securities sold under repurchase agreements	19,889	23,035
Cash collateral on securities borrowed	(4,669)	(2,377)
Securities purchased under resale agreements	(2,974)	(3,537)
Other, net	(1,706)	6,361
Net cash flows provided by (used in) operating activities	13,838	11,088
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	1,250	2,250
Redemption/repurchase/maturity of subordinated indebtedness	(1,069)	(1,536)
Issue of preferred shares and LRCNs, net of issuance cost	2,757	996
Redemption of preferred shares and LRCNs	(1,350)	(975)
Issue of common shares for cash	158	312
Purchase of common shares for cancellation	(1,731)	(419)
Net sale (purchase) of treasury shares	4	(4)
Dividends and distributions paid	(3,993)	(2,947)
Repayment of lease liabilities	(309)	(287)
Other, net	(29)	–
Net cash flows provided by (used in) financing activities	(4,312)	(2,610)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(98,369)	(76,528)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	46,299	29,761
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	47,404	27,105
Net sale (purchase) of property, equipment, software and other intangible assets	(1,109)	(1,089)
Net cash flows provided by (used in) investing activities	(5,775)	(20,751)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	63	22
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the year	3,814	(12,251)
Cash and non-interest-bearing deposits with banks at beginning of year	8,565	20,816
Cash and non-interest-bearing deposits with banks at end of year (2)	$12,379	$8,565
Cash interest paid	$33,975	$38,038
Cash interest received	46,993	49,761
Cash dividends received	1,812	1,713
Cash income taxes paid	3,231	2,513

(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted cash of $579 million (2024: $466 million) and interest-bearing demand deposits with Bank of Canada.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

113	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Notes to the consolidated financial statements

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the
Bank Act
(Canada). CIBC was formed through the amalgamation of the Canadian Bank of Commerce and Imperial Bank of Canada in 1961. Through our four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets – CIBC provides a full range of financial products and services to our personal banking, business, public sector and institutional clients in Canada, the United States (U.S.) and around the world. Refer to Note 29 for further details on our business units. CIBC is incorporated and domiciled in Canada, with our registered and principal business offices located at CIBC SQUARE, Toronto, Ontario.

Note 1	Basis of preparation and summary of material accounting policies

Basis of preparation
The consolidated financial statements of CIBC have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements also comply with Section 308(4) of the
Bank Act
(Canada) and the requirements of the Office of the Superintendent of Financial Institutions (OSFI).
CIBC has consistently applied the same accounting policies throughout all periods presented.
These consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated.
These consolidated financial statements were authorized for issue by the Board of Directors (the Board) on December 3, 2025.
Summary of material accounting policies
The following paragraphs describe our material accounting policies.
Use of estimates and assumptions
The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities (SEs), leases, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and the valuation of self-managed loyalty points programs. Actual results could differ from these estimates and assumptions.
Basis of consolidation
We consolidate entities over which we have control. We have control over another entity when we have: (i) power to direct relevant activities of the entity; (ii) exposure, or rights, to variable returns from our involvement with the entity; and (iii) the ability to affect those returns through our power over the entity.
Subsidiaries
Subsidiaries are entities over which CIBC has control. Generally, CIBC has control of its subsidiaries through a shareholding of more than 50% of the voting rights, and has significant exposure to the subsidiaries based on its ownership interests of more than 50%. The effects of potential voting rights that CIBC has the practical ability to exercise are considered when assessing whether control exists. Subsidiaries are consolidated from the date control is obtained by CIBC and are deconsolidated from the date control is lost. Consistent accounting policies are applied for all consolidated subsidiaries. Details of our significant subsidiaries are provided in Note 25.
Structured entities
A SE is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the significant relevant activities are directed by contractual arrangements. SEs often have some or all of the following features or attributes: (i) restricted activities; (ii) a narrow and well-defined objective, such as to securitize our own financial assets or third-party financial assets to provide sources of funding or to provide investment opportunities for investors by passing on risks and rewards associated with the assets of the SE to investors; (iii) insufficient equity to permit the SE to finance its activities without subordinated financial support; or (iv) financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks. Examples of SEs include securitization vehicles, asset-backed financings, capital vehicles and investment funds.
When voting rights are not relevant in deciding whether CIBC has power over an entity, particularly for complex SEs, the assessment of control considers all facts and circumstances, including the purpose and design of the investee, its relationship with other parties and each party’s ability to make decisions over significant activities, and whether CIBC is acting as a principal or as an agent.
We do not have control over an investee when we are acting as the agent for a third-party. In assessing whether we are an agent we determine: (i) the scope of our decision-making authority; (ii) the rights held by other parties; (iii) the remuneration to which we are entitled; and (iv) our exposure to variability of returns from other interests that we hold in the investee.
Consolidation conclusions are reassessed whenever there is a change in the specific facts and circumstances relevant to one or more of the three elements of control. Factors that trigger the reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, the rare event of the draw of a liquidity facility for our multi-seller conduits, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.
Transactions eliminated on consolidation
All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.
Non-controlling
interests
Non-controlling
interests are presented on the consolidated balance sheet as a separate component of equity that is distinct from CIBC’s shareholders’ equity. The net income attributable to non-controlling
interests is presented separately in the consolidated statement of income.

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Consolidated financial statements

Associates and joint ventures
We classify investments in entities over which we have significant influence, and that are neither subsidiaries nor joint ventures, as associates. Significant influence is presumed to exist where we hold, either directly or indirectly, between 20% and 50% of the voting rights of an entity, or, in the case of a limited partnership, where CIBC is a co-general
partner. Significant influence also may exist where we hold less than 20% of the voting rights of an entity, for example if we have influence over policy-making processes through representation on the entity’s Board of Directors, or by other means. Where we are a party to a contractual arrangement whereby we undertake an economic activity that is subject to joint control together with one or more parties, we classify our interest in the venture as a joint venture.
Investments in associates and interests in joint ventures are accounted for using the equity method. Under the equity method, such investments are initially measured at cost, including attributable goodwill and intangible assets, and are adjusted thereafter for the post-acquisition change in our share of the net assets of the investment.
In applying the equity method for an investment that has a different reporting period from that of CIBC, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and CIBC’s reporting date.
Foreign currency translation
Monetary assets and liabilities and
non-monetary
assets and liabilities measured at fair value that are denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of income, with the exception of unrealized foreign exchange gains and losses on FVOCI equity securities, which are included in AOCI.
Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars at the exchange rates prevailing as at the consolidated balance sheet date, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are included in Net foreign currency translation adjustments, in AOCI.
Any accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes in AOCI are reclassified into the consolidated statement of income when there is a disposal of a foreign operation, including a partial disposal of a foreign operation that involves the loss of control. On partial disposal of a foreign operation that does not involve the loss of control, the proportionate share of the accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes previously recognized in AOCI are reclassified into the consolidated statement of income.
Accounting for financial instruments
Classification and measurement of financial instruments
All financial assets must be classified at initial recognition as financial instruments mandatorily measured at FVTPL (trading and non-trading),
financial instruments measured at amortized cost, debt financial instruments measured at FVOCI, equity financial instruments designated at FVOCI, or financial instruments designated at FVTPL (fair value option), based on the contractual cash flow characteristics of the financial assets and the business model under which the financial assets are managed. All financial assets and derivatives are required to be measured at fair value with the exception of financial assets measured at amortized cost. Financial assets are required to be reclassified when and only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.
The classification and measurement model requires that all debt instrument financial assets that do not meet a “solely payment of principal and interest” (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as FVTPL. The SPPI test is conducted to identify whether the contractual cash flows of a financial instrument are “solely payments of principal and interest” such that any variability in the contractual cash flows is consistent with a “basic lending arrangement”. “Principal” for the purpose of this test is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset, for example, due to repayments of principal or amortization of the premium/discount. “Interest” for the purpose of this test is defined as the consideration for the time value of money and credit risk, which are the most significant elements of interest within a lending arrangement. Contractual terms that introduce a more than de minimis exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding. The intent of the SPPI test is to ensure that debt instruments that contain non-basic
lending features, such as equity conversion options and equity-linked payouts, are measured at FVTPL.
For debt instrument financial assets that meet the SPPI test, classification at initial recognition is determined based on the business model under which these instruments are managed. Debt instruments that are managed on a “held for trading” or “fair value” basis are classified as FVTPL. Debt instruments that are managed on a “hold to collect and for sale” basis are classified as FVOCI for debt. Debt instruments that are managed on a “hold to collect” basis are classified as amortized cost. We consider the following in our determination of the applicable business model for financial assets:
I)	The business purpose of the portfolio;
II)	The risks that are being managed and the type of business activities that are being carried out on a day-to-day basis to manage the risks;
III)	The basis on which performance of the portfolio is being evaluated; and
IV)	The frequency and significance of sales activity.
All equity instrument financial assets are classified at initial recognition as FVTPL unless they are not held with the intent for short-term profit-taking and an irrevocable designation is made to classify the instrument as FVOCI for equities.
Derivatives, obligations related to securities sold short and FVO financial liabilities are measured at fair value. Other financial liabilities are measured at amortized cost.
Derivatives are measured at FVTPL, except to the extent that they are designated in a hedging relationship, in which case the International Accounting Standard (IAS) 39 “Financial Instruments: Recognition and Measurement” (IAS 39) hedge accounting requirements continue to apply.
Financial instruments mandatorily measured at FVTPL (trading and non-trading)
Trading financial instruments are mandatorily measured at FVTPL as they are held for trading purposes or are part of a managed portfolio with a pattern of short-term profit-taking.
Non-trading
financial assets are also mandatorily measured at fair value if their contractual cash flow characteristics do not meet the SPPI test or if they are managed together with other financial instruments on a fair value basis.
Trading and
non-trading
financial instruments mandatorily measured at FVTPL are remeasured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in
Non-interest
income as Gains (losses) from financial instruments measured/designated at FVTPL, net. Interest income and dividends earned on trading and non-trading
securities and dividends and interest expense incurred on securities sold short are included in net interest income.

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Consolidated financial statements

Financial instruments designated at FVTPL (fair value option)
Financial instruments designated at FVTPL are those that we voluntarily designate at initial recognition as instruments that we will measure at fair value through the consolidated statement of income that would otherwise fall into a different accounting category. The FVO designation, once made, is irrevocable and can only be applied if reliable fair values are available, when doing so eliminates or significantly reduces the measurement inconsistency that would otherwise arise from measuring assets or liabilities on a different basis and if certain OSFI requirements pertaining to certain loans are met. Financial liabilities may also be designated at FVTPL when they are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. Designation at FVTPL may also be applied to financial liabilities that have one or more embedded derivatives that would otherwise require bifurcation. We apply the FVO to certain mortgage commitments.
Gains and losses realized on dispositions and unrealized gains and losses from changes in the fair value of FVO financial instruments are treated in the same manner as financial instruments which are mandatorily measured at FVTPL, except that changes in the fair value of FVO liabilities that are attributable to changes in own credit risk are recognized in OCI. Dividends and interest earned, and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.
Financial assets measured at amortized cost
Financial assets measured at amortized cost are debt financial instruments with contractual cash flows that meet the SPPI test and that are managed on a “hold to collect” basis. These financial assets are recognized initially at fair value plus direct and incremental transaction costs, and are subsequently measured at amortized cost, using the effective interest rate method, net of an allowance for expected credit losses (ECL).
Loans measured at amortized cost include residential mortgages, personal loans, credit cards and most business and government loans. Certain portfolios of treasury securities that are managed on a “hold to collect” basis are also classified as amortized cost.
Most deposits with banks, securities purchased under resale agreements, cash collateral on securities borrowed and certain other assets are accounted for at amortized cost.
Debt financial assets measured at FVOCI
Debt financial instruments measured at FVOCI are
non-derivative
financial assets with contractual cash flows that meet the SPPI test and are managed on a “hold to collect and for sale” basis.
FVOCI debt instruments are measured initially at fair value, plus direct and incremental transaction costs. Subsequent to initial recognition, FVOCI debt instruments are remeasured at fair value, with the exception that changes in ECL allowances and related foreign exchange gains or losses are recognized in the consolidated statement of income. Cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income when the debt instrument is sold. Realized gains and losses on sale, determined on an average cost basis, and changes in ECL allowances, are included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net in the consolidated statement of income. Interest income from FVOCI debt instruments is included in Interest income. FVOCI debt instruments include our treasury securities which are managed on a “hold to collect and for sale” basis.
A debt financial instrument is classified as impaired (stage 3) when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulty, or a default or delinquency has occurred.
Equity financial instruments designated at FVOCI
Equity financial instruments are measured at FVTPL unless an irrevocable designation is made to measure them at FVOCI. Gains or losses from changes in the fair value of equity instruments designated at FVOCI, including any related foreign exchange gains or losses, are recognized in OCI. Amounts recognized in OCI will not be subsequently recycled to profit or loss, with the exception of dividends that are not considered a return of capital, which are recognized as interest income when received in the consolidated statement of income. Instead, cumulative gains or losses upon derecognition of the equity instrument will be transferred within equity from AOCI to retained earnings and presented in Realized gains (losses) on equity securities designated at FVOCI in the consolidated statement of changes in equity. Financial assets designated as FVOCI include non-trading
equity securities, primarily related to our investment in private companies and certain limited partnerships.
Impairment of financial assets
ECL allowances are recognized on all financial assets that are debt instruments classified either as amortized cost or FVOCI and for all loan commitments and financial guarantees that are not measured at FVTPL. ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount which is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. Forward-looking information is explicitly incorporated into the estimation of ECL allowances, which involves significant judgment (see Note 5 for additional details).
ECL allowances for loans are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for FVOCI debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.
ECL allowances are measured at amounts equal to either: (i)
12-month
ECL; or (ii) lifetime ECL for those financial instruments which have experienced a significant increase in credit risk (SICR) since initial recognition or when there is objective evidence of impairment.
The calculation of ECL allowances is based on the expected value of three probability-weighted scenarios to measure the expected cash shortfalls, discounted at the effective interest rate. A cash shortfall is the difference between the contractual cash flows that are due and the cash flows that we expect to receive. The key inputs in the measurement of ECL allowances are as follows:
•	The probability of default (PD) is an estimate of the likelihood of default over a given time horizon;
•	The loss given default (LGD) is an estimate of the loss arising in the case where a default occurs at a given time; and
•	The exposure at default (EAD) is an estimate of the exposure at a future default date.
Lifetime ECL is the expected credit losses that result from all possible default events over the expected life of a financial instrument.
12-month
ECL is the portion of lifetime expected credit losses that represent the expected credit losses that result from default events on the financial instrument that are possible within the 12 months after the reporting date.

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Consolidated financial statements

Stage migration and significant increase in credit risk
As a result of the requirements above, financial instruments subject to ECL allowances are categorized into three stages.
Stage 1 is comprised of all performing financial instruments which have not experienced a SICR since initial recognition. We recognize 12 months of ECL for stage 1 financial instruments. In assessing whether credit risk has increased significantly, we compare the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of its initial recognition.
Stage 2 is comprised of all performing financial instruments which have experienced a SICR since initial recognition. We recognize lifetime ECL for stage 2 financial instruments. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a SICR since initial recognition, we then revert to recognizing 12 months of ECL as the financial instrument has migrated back to stage 1.
We determine whether a financial instrument has experienced a SICR since its initial recognition on an individual financial instrument basis. Changes in the required ECL allowance, including the impact of financial instruments migrating between stage 1 and stage 2, are recorded in Provision for credit losses in the consolidated statement of income. Significant judgment is required in the application of SICR (see Note 5 for additional details).
Stage 3 financial instruments are those that we have classified as impaired. We recognize lifetime ECL for all stage 3 financial instruments. We classify a financial instrument as impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulty, or a default or delinquency has occurred. Generally, financial instruments on which repayment of principal or payment of interest is contractually more than 90 days in arrears are considered impaired, except for credit card loans, which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services.
A financial instrument is no longer considered impaired when it is determined that there is reasonable assurance that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.
Financial instruments are written off, either partially or in full, against the related allowance for credit losses when we judge that there is no realistic prospect of future recovery in respect of those amounts. When financial instruments are secured, this is generally after all collateral has been realized or transferred to CIBC, or in certain circumstances, when the net realizable value of any collateral and other available information suggests that there is no reasonable expectation of further recovery. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses.
Purchased loans
Both purchased performing and purchased credit-impaired loans are initially measured at their acquisition date fair values. As a result of recording these loans at fair value, no allowance for credit losses is recognized in the purchase equation at the acquisition date. Fair value is determined by estimating the principal and interest cash flows expected to be collected and discounting those cash flows at a market rate of interest. At the acquisition date, we classify a loan as performing where we expect timely collection of all amounts in accordance with the original contractual terms of the loan and as credit-impaired where it is probable that we will not be able to collect all contractually required payments.
For purchased performing loans, the acquisition date fair value adjustment on each loan is amortized to interest income over the expected remaining life of the loan using the effective interest rate method. The remaining unamortized amounts relating to those loans are recorded in income in the period that the loan is repaid. ECL allowances are established in Provision for credit losses in the consolidated statement of income immediately after the acquisition date based on classifying each loan in stage 1, since the acquisition date is established as the initial recognition date of purchased performing loans for the purpose of assessing whether a SICR has occurred. Subsequent to the acquisition date, ECL allowances are estimated in a manner consistent with our SICR and impairment policies that we apply to loans that we originate.
For purchased credit-impaired loans, the acquisition date fair value adjustment on each loan consists of management’s estimate of the shortfall of principal and interest cash flows expected to be collected and the time value of money. The time value of money component of the fair value adjustment is amortized to interest income over the expected remaining life of the loan using the effective interest rate method. Subsequent to the acquisition date, we regularly re-estimate
the expected cash flows for purchased credit-impaired loans. Decreases in the expected cash flows will result in an increase in our ECL allowance. Increases in the expected cash flows will result in a recovery of the ECL allowance. ECL allowances for purchased credit-impaired loans are reported in stage 3.
Originated credit-impaired financial assets
The accounting for originated credit-impaired financial assets operates in a similar manner to the accounting for purchased credit-impaired loans in that originated credit-impaired assets are initially recognized at fair value with no initial ECL allowance as concerns about the collection of future cash flows are instead reflected in the origination date discount. The time value of money component of the discount is amortized to interest income over the expected remaining life of the financial asset using the effective interest rate method. Changes in expectation regarding the contractual cash flows for loans are recognized immediately in Provision for credit losses and for securities are recognized in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.
This accounting generally applies to financial assets that result from debt restructuring arrangements in which a previously impaired financial asset is exchanged for a new financial asset that is either recognized at a fair value that represents a deep discount to par or for which there are significant concerns over the ability to collect the contractual cash flows.
Determination of fair value
Fair value is the price that would be received to sell an asset or paid to transfer a liability between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based upon the market observability of the valuation inputs used in measuring the fair value. See Note 2 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.
Transaction costs
Transaction costs relating to financial instruments mandatorily measured or designated at FVTPL are expensed as incurred. Transaction costs are amortized over the expected life of the instrument using the effective interest rate method for instruments measured at amortized cost and debt instruments measured at FVOCI. For equity instruments designated at FVOCI, transaction costs are included in the instrument’s carrying value.
Date of recognition of securities
We account for all securities transactions on our consolidated balance sheet using settlement date accounting.

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Consolidated financial statements

Effective interest rate
Interest income and expense for all financial instruments measured at amortized cost and for debt securities measured at FVOCI are recognized in Interest income and Interest expense using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.
Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in
Non-interest
income over the commitment period. Loan syndication fees are included in
Non-interest
income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred and amortized to interest income using the effective interest rate method.
Interest income is recognized on stage 1 and stage 2 financial assets measured at amortized cost by applying the effective interest rate to the gross carrying amount of the financial instrument. For stage 3 financial instruments, interest income is recognized using the rate of interest used to discount the estimated future cash flows for the purpose of measuring the impairment loss and applied to the net carrying value of the financial instrument.
Securitizations and derecognition of financial assets
Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the transferred assets, assets remain on the consolidated balance sheet and funding from these transactions is accounted for as Deposits – secured borrowings.
Securitizations to
non-consolidated
SEs are accounted for as sales, with the related assets being derecognized, only where:
•	Our contractual right to receive cash flows from the assets has expired; or
•
We transfer our contractual rights to receive the cash flows of the financial asset or where applicable the transfer also meets the criteria of a qualifying pass-through arrangement, and we have: (i) transferred substantially all the risks and rewards of ownership, or (ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control.

Derecognition of financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference in the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.
Financial guarantees
Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.
Financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the applicable ECL allowances. A financial guarantee that qualifies as a derivative is remeasured at fair value as at each reporting date and reported as Derivative instruments in assets or liabilities, as appropriate.
Mortgage commitments
Mortgage interest rate commitments are extended to our retail clients in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 120 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at the funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Based on our estimate of the commitments expected to be exercised, a financial liability is recognized on our consolidated balance sheet for those commitments where we apply the FVO. We also carry the associated economic hedges at fair value on the consolidated balance sheet. Changes in the fair value of the FVO commitment liability and the associated economic hedges are included in Gains (losses) from financial instruments measured/designated at FVTPL, net. In addition, since the fair value of the commitments is priced into the mortgage, the difference between the mortgage amount funded through a commitment and its fair value at funding is recognized in the consolidated statement of income to offset the carrying value of the mortgage commitment that is released upon its expiry.
Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are offset, and the amount presented net in the consolidated balance sheet, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.
Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements
Securities purchased under resale agreements are treated as collateralized lending transactions as they represent the purchase of securities affected with a simultaneous agreement to sell them back at a future date at a fixed price, which is generally near term. Securities subject to these transactions include certain loans that are readily securitizable. The agreements include certain total return swap arrangements that are economically equivalent to resale agreements. These transactions meet the SPPI criteria and are generally classified and measured at amortized cost, as they are also managed under a hold to collect business model. Certain transactions are classified at FVTPL as they are managed on a held for sale basis. For Securities purchased under resale agreements that are classified at amortized cost, an ECL is applied. Interest income is accrued using the effective interest rate method and is included in Interest income – Securities borrowed or purchased under resale agreements in the consolidated statement of income.
Similarly, securities sold under agreements to repurchase are treated as collateralized borrowing transactions at amortized cost with interest expense accrued using the effective interest rate method and are included in Interest expense – Securities lent or sold under repurchase agreements in the consolidated statement of income. Certain obligations related to securities sold under repurchase agreements are designated at FVTPL under the FVO.

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Consolidated financial statements

Cash collateral on securities borrowed and securities lent
The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities, which is generally near term, is recognized as cash collateral on securities borrowed and securities lent, respectively. These transactions are classified and measured at amortized cost as they meet the SPPI criteria and are managed under a hold to collect business model. Interest income on cash collateral paid and interest expense on cash collateral received together with the security borrowing fees and security lending income are included in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Securities lent or sold under repurchase agreements, respectively. For securities borrowing and lending transactions where securities are pledged or received as collateral, securities pledged by CIBC for which CIBC retains the risks and rewards remain on the consolidated balance sheet and securities received by CIBC are not recognized on the consolidated balance sheet.
Derivatives
We use derivative instruments for both asset/liability management (ALM) and trading purposes. The derivatives used for ALM purposes allow us to manage financial risks, such as movements in interest and foreign exchange rates, while our derivative trading activities are primarily driven by client activities. We may also take proprietary trading positions within prescribed risk limits with the objective of earning income.
All derivative instruments are recognized initially, and are measured subsequently, at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as derivative instruments. Any realized and unrealized gains or losses on derivatives used for trading purposes are recognized immediately in Gains (losses) from financial instruments measured/designated at FVTPL, net. The accounting for derivatives used for ALM purposes depends on whether they qualify for hedge accounting as discussed below.
Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter
(OTC) derivatives, including OTC derivatives that are centrally cleared, are obtained using valuation techniques, including discounted cash flow models and option pricing models. See Note 12 for further information on the valuation of derivatives.
Derivatives used for ALM purposes that qualify for hedge accounting
As permitted at the time of transition to IFRS 9 “Financial Instruments” (IFRS 9), we elected to continue to apply the hedge accounting requirements of IAS 39.
We apply hedge accounting for derivatives held for ALM purposes that meet specified criteria. There are three types of hedges under IAS 39: fair value, cash flow and hedges of net investments in foreign operations (NIFOs). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in the consolidated statement of income (see the “Derivatives used for ALM purposes that are not designated for hedge accounting” section below).
In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with IAS 39. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, are documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.
We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the change in the fair value of the hedging derivative differs from the change in the fair value of the hedged risk in the hedged item, or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recognized immediately in the consolidated statement of income.
Fair value hedges
We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are included in Net interest income. Changes in fair value from the hedging derivatives are also included in Net interest income. Any differences between the two represent hedge ineffectiveness that is included in Net interest income.
Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives are included in Foreign exchange other than trading (FXOTT). Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also included in FXOTT. Any difference between the two represents hedge ineffectiveness.
If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in the consolidated statement of income.
Cash flow hedges
We designate cash flow hedges as part of interest rate risk management strategies that use derivatives to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, and as part of foreign exchange rate risk management strategies to hedge forecasted foreign currency denominated cash flows. We also designate cash flow hedges to hedge changes in CIBC’s share price in respect of certain cash-settled share-based payment awards.
The effective portion of the change in fair value of the derivative instrument is recognized in OCI until the variability in cash flows being hedged is recognized in the consolidated statement of income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivative is included in Net interest income, FXOTT, or
Non-interest
expenses immediately as it arises.
If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. Upon termination of the hedge relationship, any remaining amount in AOCI remains therein until it is recognized in the consolidated statement of income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in the consolidated statement of income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is recognized immediately in the consolidated statement of income.
Hedges of NIFOs with a functional currency other than the Canadian dollar
We may designate NIFO hedges to mitigate the foreign exchange risk on our NIFOs with a functional currency other than the Canadian dollar.
These hedges are accounted for in a similar manner to cash flow hedges. The change in fair value of the hedging instrument relating to the effective portion is recognized in OCI. The change in fair value of the hedging instrument attributable to the forward points and relating to the ineffective portion is recognized immediately in FXOTT. Gains and losses in AOCI are reclassified to the consolidated statement of income upon the disposal or partial disposal of the investment in the foreign operation that involves the loss of control, as explained in the “Foreign currency translation” policy above.

119	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Derivatives used for ALM purposes that are not designated for hedge accounting
The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in Gains (losses) from financial instruments measured/designated at FVTPL, net. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in
Non-interest
income as FXOTT or Other, as appropriate, or in the case of economic hedges of cash-settled share-based payment obligations, in compensation expense.
Embedded derivatives
Derivatives embedded in financial liabilities are accounted for as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument and the terms of the embedded derivative represent those of a freestanding derivative in situations where the combined instrument is not classified as FVTPL or FVO. These embedded derivatives, which are classified together with the host instrument on the consolidated balance sheet, are measured at fair value, with subsequent changes in fair value included in the consolidated statement of income. The residual amount of the host liability is accreted to its maturity value through Interest income and Interest expense, respectively, using the effective interest rate method.
Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the residual host instrument. Where an embedded derivative is separable from the host instrument but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at FVTPL.
Financial assets with embedded derivatives are classified in their entirety into the appropriate classification at initial recognition through an assessment of the contractual cash flow characteristics of the asset and the business model under which it is managed.
Accumulated other comprehensive income
AOCI is included on the consolidated balance sheet as a separate component of total equity, net of income tax. It includes net unrealized gains and losses on FVOCI debt and equity securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges under IAS 39, unrealized foreign currency translation gains and losses on foreign operations with a functional currency other than the Canadian dollar net of gains or losses on related hedges, net gains (losses) related to fair value changes of FVO liabilities attributable to changes in own credit risk, and net gains (losses) on post-employment defined benefit plans.
Treasury shares
Where we repurchase our own equity instruments, these instruments are treated as treasury shares and are deducted from equity at their cost with any gain or loss recognized in Contributed surplus or Retained earnings as appropriate. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying value and the consideration, if reissued, is also included in Contributed surplus.
Liabilities and equity
We classify financial instruments as a liability or equity based on the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities at potentially unfavourable terms. A contract is also classified as a liability if it is a non-derivative
and could obligate us to deliver a variable number of our own shares or it is a derivative other than one that can be settled by the delivery of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments. An i
nstru
ment is classified as equity if it evidences a residual interest in our assets after deducting all liabilities. The components of a compound financial instrument are classified and accounted for separately as assets, liabilities, or equity as appropriate. Incremental costs directly attributable to the issuance of equity instruments are shown in equity, net of income tax.
Property and equipment
Land is recognized initially at cost and is subsequently measured at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are recognized initially at cost and are subsequently measured at cost less accumulated depreciation and any accumulated impairment losses.
Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. The estimated useful lives are as follows:
•	Buildings – 40 years
•	Computer equipment – 3 to 7 years
•	Office furniture, equipment and other – 4 to 15 years
•	Leasehold improvements – over the lesser of the estimated useful life of the asset and the lease term, including reasonably assured renewal periods
Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and are adjusted if appropriate.
Gains and losses on disposal are included in
Non-interest
income – Other.
Leases
As a lessee, we recognize a
right-of-use
asset and a corresponding lease liability based on the present value of future lease payments, less any lease incentives receivable, when the lessor makes the leased asset available for use to CIBC, based on the non-cancellable
portion of the lease term, adjusted for any renewal or termination options that are reasonably certain to be exercised. Measurement of the right-of-use
asset also includes any initial direct costs of procuring the lease, any lease payments made or lease incentives received prior to lease commencement, and the estimated cost of remediating the underlying asset at the end of the lease term. Discount rates are based on the rate implicit in the lease, if determinable, or on CIBC’s incremental borrowing rate. Where a property lease contains both a lease and non-lease
component, we have elected not to allocate the consideration in the contract to each of the components. Subsequent to initial measurement, CIBC measures the lease liability by increasing the carrying amount to reflect interest on the lease liability based on the discount rate at the time of recognition and reducing the carrying amount to reflect lease payments made during the period, net of any remeasurements for lease reassessment or modifications. The right-of-use
asset is measured using the cost model, and is amortized on a straight-line basis over the lease term.
Right-of-use
assets and the corresponding lease liabilities, including asset retirement obligations, are recognized in Property and equipment and Other liabilities, respectively, on our consolidated balance sheet.
The
right-of-use
asset and the corresponding lease liability are remeasured when there is a change in lease term, a change in the assessment of an option to purchase a leased asset, a change in the expected residual value guarantee (if any), or a change in future lease payments due to a change in the index or rate applicable to the payment.
Right-of-use
assets are tested for impairment as required under IAS 36 “Impairment of Assets” (IAS 36).

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Consolidated financial statements

Refer to the “Impairment of
non-financial
assets” policy below. In addition, the evaluation of the useful life for depreciation is assessed under IAS 16 “Property, Plant and Equipment”.
Lease payments for
low-value
assets, short-term leases and variable leases are systematically recognized in
Non-interest
expenses based on the nature of the expense.
As an intermediate lessor, we classify a sublease as an operating or finance sublease based on whether substantially all of the risks and rewards related to the underlying right-of-use
asset are transferred to the
sub-lessee.
If classified as a finance sublease, the related
right-of-use
asset is derecognized and an investment in sublease is recognized, with the difference recognized in the consolidated statement of income as a gain or loss. In measuring the investment in sublease, we apply the head lease discount rate unless the rate implicit in the sublease is determinable. Where a finance sublease includes lease and non-lease
components, we allocate the total consideration in the contract to each component based on the stand-alone prices for each of these components. The investment in sublease is recognized in Other assets on our consolidated balance sheet, and is subsequently measured using the effective interest rate method, with interest income recognized over the term of the sublease. Rental income from operating subleases is recognized on a systematic basis over the lease term.
We are also lessors in both financing leases and operating leases related to client financing activities. Leases are classified as financing leases if they transfer substantially all the risks and rewards related to ownership of the leased asset to the lessee. Otherwise, they are classified as operating leases, as we retain substantially all the risks and rewards of asset ownership. In a financing lease, the leased asset is derecognized and a net investment in the lease is recognized, which is initially measured as the present value of the lease payments to be received from the lessee and any unguaranteed residual value we expect to recover at the end of the lease, discounted at the interest rate implicit in the lease. The net investment in the financing lease is presented as part of Business and government loans on our consolidated balance sheet. Finance lease income is recognized in Interest income – loans, in our consolidated statement of income.
Goodwill, software and other intangible assets
Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.
Goodwill is not amortized, but is subject to impairment review at least annually or more frequently if there are indicators that the goodwill may be impaired. Refer to the “Impairment of non-financial
assets” policy below.
Intangible assets include software and customer relationships, core deposit intangibles and investment management contracts recognized as part of past acquisitions. Intangible assets with definite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Each intangible asset is assessed for legal, regulatory, contractual, competitive or other factors to determine if the useful life is definite. Intangible assets with definite useful lives are amortized over their estimated useful lives, which are as follows:
•	Software – 5 to 10 years
•	Contract-based intangibles – 8 to 15 years
•	Core deposit and customer relationship intangibles – 3 to 16 years
Intangible assets with indefinite useful lives are measured at cost less any accumulated impairment losses. Indefinite-life intangible assets are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Refer to the “Impairment of non-financial
assets” policy below.
Impairment of
non-financial
assets
The carrying values of
non-financial
assets with definite useful lives, including
right-of-use
assets, buildings and equipment, and intangible assets with definite useful lives are reviewed to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. If any such indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.
For the purpose of reviewing
non-financial
assets with definite useful lives for impairment, asset groups are reviewed at their lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash-generating unit (CGU).
Corporate assets do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum collection of CGUs to which the corporate asset can be allocated reasonably and consistently.
The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. If an impairment subsequently reverses, the carrying value of the asset is increased to the extent that the carrying value of the underlying assets does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment had been recognized. Any impairment reversal is recognized in the consolidated statement of income in the period in which it occurs.
Goodwill is assessed for impairment based on the group of CGUs expected to benefit from the synergies of the business combination, and the lowest level at which management monitors the goodwill. Any potential goodwill impairment is identified by comparing the recoverable amount of the CGU grouping to which the goodwill is allocated to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. Impairment losses on goodwill are not subsequently reversed if conditions change.
Income taxes
Income tax includes current tax and deferred tax which is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is accordingly recognized therein.
Current tax is recognized as the tax calculated as payable on the taxable profit for the year, based on the applicable laws of each jurisdiction, using tax rates enacted or substantively enacted as at the reporting date, and any adjustment in respect of previous years. Current tax assets and liabilities are offset when CIBC intends to settle on a net basis and the legal right to offset exists.
Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities on the consolidated balance sheet and the corresponding amounts attributed to such assets and liabilities for tax purposes.
Deferred tax is recognized using the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.

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Consolidated financial statements

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend to settle current tax liabilities and assets on a net basis or to realize the asset and settle the liability simultaneously.
Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized.
Deferred tax is not recognized for taxable temporary differences arising from NIFOs if they are not expected to reverse in the foreseeable future and we expect to control the timing of reversal, deductible temporary differences arising from NIFOs if they are not expected to reverse in the foreseeable future or it is not probable future taxable profits will be available against which these deductible temporary differences can be utilized, taxable temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income, or taxable temporary differences on the initial recognition of goodwill.
We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority, which gives rise to uncertainty. For tax positions where there is uncertainty regarding the ultimate determination of the tax impact, including positions which are under audit, dispute or appeal, we recognize provisions to consider this uncertainty based on our best estimate of the amount expected to be paid based on an assessment of the relevant factors. Changes in our assessment of these factors could increase or decrease our provision for income taxes in future periods.
Pursuant to the IASB’s issuance of “International Tax Reform – Pillar Two Model Rules”, which amended IAS 12, we have applied the temporary exception from the recognition and disclosure of deferred taxes arising from the implementation of Pillar Two Model Rules. See Note 18 for additional details.
Pension and other post-employment benefits
We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-employment benefit plans including post-retirement medical and dental benefits.
Defined benefit plans
The cost of pensions and other post-employment benefits earned by employees is actuarially determined separately for each plan using the projected unit credit method and our best estimate of salary escalation, retirement ages of employees, mortality and expected health-care costs. This represents CIBC’s defined benefit obligation, which is measured as at the reporting date. The discount rate used to measure the defined benefit obligation is based on the yield of a portfolio of high-quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the defined benefit obligation.
Plan assets are measured at fair value as at the reporting date.
The net defined benefit asset (liability) represents the present value of the defined benefit obligation less the fair value of plan assets. The net defined benefit asset (liability) is included in Other assets and Other liabilities, respectively.
Current service cost reflects the cost of providing post-employment benefits earned by employees in the current period. Current service cost is calculated as the present value of the benefits attributed to the current year of service and is recognized in the consolidated statement of income. The current service cost is calculated using a separate discount rate to reflect the longer duration of future benefit payments associated with the additional year of service to be earned by the plan’s active participants.
Past service costs arising from plan amendments or curtailments are recognized in net income as part of the net defined benefit plan expense in the period in which they arise.
Net interest income or expense comprises interest income on plan assets and interest expense on the defined benefit obligation. Interest income is calculated by applying the discount rate to the plan assets, and interest expense is calculated by applying the discount rate to the defined benefit obligation. Net interest income or expense is recognized in the consolidated statement of income as part of the net defined benefit plan expense.
Actuarial gains and losses represent changes in the present value of the defined benefit obligation which result from changes in actuarial assumptions and differences between previous actuarial assumptions and actual experience, and from differences between the actual return on plan assets and assumed interest income on plan assets. Net actuarial gains and losses are recognized in OCI in the period in which they arise and are not subject to subsequent reclassification to net income. Cumulative net actuarial gains and losses are included in AOCI.
When the calculation results in a net defined benefit asset, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). For plans where we do not have an unconditional right to a refund of surplus, we determine the asset ceiling by reference to future economic benefits available in the form of reductions in future contributions to the plan, in which case the present value of economic benefits is calculated giving consideration to minimum funding requirements for future service that apply to the plan. Where a reduction in future contributions to the plan is not currently realizable at the reporting date, we estimate whether we will have the ability to reduce contributions for future service at some point during the life of the plan by taking into account, among other things, expected future returns on plan assets. If it is anticipated that we will not be able to recover the value of the net defined benefit asset, after considering minimum funding requirements for future service, the net defined benefit asset is reduced to the amount of the asset ceiling.
When the payment in the future of minimum funding requirements related to past service would result in a net defined benefit surplus, or an increase in a net defined benefit surplus, the minimum funding requirements are recognized as a liability to the extent that the surplus would not be fully available as a refund or a reduction in future contributions. Any funded status surplus is limited to the present value of future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.
Defined contribution plans
Costs for defined contribution plans are recognized during the year in which the service is provided.
Other long-term employee benefits
CIBC offers medical and dental benefits to employees while on long-term disability.
The amount of other long-term employee benefits is actuarially calculated using the projected unit credit method. Under this method, the benefit is discounted to determine its present value. The methodology used to determine the discount rate used to value the long-term employee benefit obligation is consistent with that for pension and other post-employment benefit plans. Actuarial gains and losses and past service costs are recognized in the consolidated statement of income in the period in which they arise.

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Consolidated financial statements

Share-based payments
We provide compensation to certain employees and directors in the form of share-based awards.
Compensation expense for share-based awards is recognized from the service commencement date to the earlier of the contractual vesting date or the employee’s retirement eligible date. For grants regularly awarded in the annual incentive compensation cycle (annual incentive grant), the service commencement date is considered to be the start of the fiscal year that precedes the fiscal year in which the grant is made. The service commencement date in respect of special awards granted outside of the annual cycle is the grant date. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards expected to vest, including estimates of expected forfeitures, which are revised periodically as appropriate. For the annual incentive grant, compensation expense is recognized from the service commencement date based on the estimated fair value of the forthcoming grant with the estimated fair value adjusted to the actual fair value at the grant date.
Under the Restricted Share Award (RSA) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized.
Under the Performance Share Unit (PSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, and revised estimates of the performance factor, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. The performance factor ranges from 75% to 125% of the initial number of units awarded based on CIBC’s performance relative to the other major Canadian banks and to internal targets.
Compensation expense in respect of the Employee Stock Option Plan (ESOP) is based on the grant date fair value. Where the service commencement date precedes the grant date, compensation expense is recognized from the service commencement date based on the estimated fair value of the award at the grant date, with the estimated fair value adjusted to the actual fair value at the grant date. Compensation expense results in a corresponding increase to contributed surplus. If the ESOP award is exercised, the proceeds we receive, together with the amount recognized in Contributed surplus, are credited to common share capital. If the ESOP award expires unexercised, the related amounts remain in Contributed surplus.
Compensation in the form of Deferred Share Units (DSUs) issued pursuant to the Deferred Share Unit Plan, the Deferred Compensation Plan (DCP), and the Directors’ Plan entitles the holder to receive the cash equivalent of a CIBC common share. At the time DSUs are granted, the related expense in respect of the cash compensation that an employee or director would otherwise receive would have been fully recognized. Changes in the obligations which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as compensation expense for employee DSUs and as
Non-interest
expense – Other for Directors’ DSUs.
Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.
The impact due to our changes in common share price in respect of cash-settled share-based compensation under the RSA and PSU plans is hedged through the use of derivatives. We designate these derivatives within cash flow hedge accounting relationships. The effective portion of the change in fair value of these derivatives is recognized in OCI and is reclassified into compensation expense, within the consolidated statement of income, over the period that the hedged awards impact the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivatives is recognized in the consolidated statement of income immediately as it arises.
Provisions and contingent liabilities
Provisions are liabilities of uncertain timing or amount. A provision is recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized as the best estimate of the amount required to settle the obligation at the reporting date, taking into account the risk and uncertainties related to the obligation. Where material, provisions are discounted to reflect the time value of money, and the increase in the obligation due to the passage of time is presented as Interest expense in the consolidated statement of income.
Contingent liabilities are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence,
of one or more uncertain future events not wholly within the control of CIBC, or are present obligations that have arisen from past events but are not recognized because it is not probable that settlement will require the outflow of economic benefits.
Provisions and contingent liabilities are disclosed in the consolidated financial statements.
Earnings per share
We present basic and diluted EPS for our common shares.
Basic EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of common shares outstanding during the period. The net income attributable to CIBC common shareholders is determined after deducting the after-tax
amount of dividends on preferred shares and distributions on other equity instruments, which are accounted for in retained earnings, from the net income attributable to equity shareholders.
Diluted EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of the exercise of stock options based on the treasury stock method. For stock options, the treasury stock method determines the number of incremental common shares by assuming that outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. Instruments determined to have an antidilutive effect for the period are excluded from the calculation of diluted EPS.

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Fee and commission income
The recognition of fee and commission income is determined by the purpose of the fee or commission and the terms specified in the contract with the customer. Revenue is recognized when, or as, a performance obligation is satisfied by transferring control of the service to the customer, in the amount of the consideration to which we expect to be entitled. Revenue may therefore be recognized at a point in time upon completion of the service or over time as the services are provided. When revenue is recognized over time, we are generally required to provide the services each period, such that control of the services is transferred evenly to the customer, and we therefore measure our progress towards completion of the service based upon the time elapsed. For contracts where the transaction price includes variable consideration, revenue is only recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. When another party is involved in providing a service to a customer, we determine whether the nature of our performance obligation is that of a principal or an agent. If we control the service before it is transferred to the customer, we are acting as the principal and present revenue separately from the amount paid to the other party; otherwise, we are the agent and present revenue net of the amount paid to the other party. Consideration payable to a customer, including cash amounts payable to a customer, credits or other items that can be applied against amounts owing to us, is recognized as a reduction of revenue unless the payment to the customer is in exchange for a distinct good or service, in which case the purchase of the good or service is accounted for in the same way as for other purchases from suppliers. Our performance obligations typically have a term of one year or less, with payment received upon satisfaction of the performance obligation or shortly afterwards, and as a result there is no significant financing component and we do not typically capitalize the costs of obtaining contracts with our customers. Income which forms an integral part of the effective interest rate of a financial instrument is recognized as an adjustment to the effective interest rate.
In addition to these general principles, the following specific policies are also applied:
Underwriting and advisory fees are earned on debt and equity securities placements and transaction-based advisory services. Underwriting fees are typically recognized at the point in time when the transaction is completed. Advisory fees are generally recognized as revenue over the period of the engagement as the related services are provided or at the point in time when the transaction is completed.
Deposit and payment fees arise from personal and business deposit accounts and cash management services. Monthly and annual fees are recognized over the period that the related services are provided. Transactional fees are recognized at the point in time when the related services are provided.
Credit fees consist of loan syndication fees, loan commitment fees, letter of credit fees, banker’s acceptance stamping fees, and securitization fees. Credit fees are generally recognized over the period that the related services are provided, except for loan syndication fees, which are typically recognized at the point in time that the financing placement is completed.
Card fees primarily include interchange income, overlimit fees, cash advance fees, and annual fees. Card fees are recognized at the point in time that the related services are provided, except for annual fees, which are recognized over the
12-month
period to which they relate. The cost of credit card loyalty points is recognized as a reduction of interchange income when the loyalty points are issued for both self-managed and third-party loyalty points programs. Credit card loyalty point liabilities are recognized for self-managed loyalty point programs and are subject to periodic remeasurement to reflect the expected cost of redemption as this expectation changes over time.
Commissions on securities transactions include brokerage commissions for transactions executed on behalf of clients, trailer fees and mutual fund sales commissions. Brokerage commissions and mutual fund sales commissions are generally recognized at the point in time that the related transaction is executed. Trailer fees are typically calculated based upon the average daily net asset value of the mutual fund units held by clients and are recognized over time as the related services are provided.
Investment management fees are primarily based on the respective value of the assets under management (AUM) or assets under administration (AUA) and are recognized over the period that the related services are provided. Investment management fees relating to our asset management and private wealth management business are generally calculated based on point-in-time
AUM balances, and investment management fees relating to our retail brokerage business are generally calculated based on point-in-time
AUM or AUA balances. Custodial fees are recognized as revenue over the applicable service period, which is generally the contract term.
Mutual fund fees include management fees and administration fees, which are earned on fund management services and are recognized over the period that the mutual funds are managed based upon a specified percentage of the daily net asset values of the respective mutual funds.
Insurance Contracts
In accordance with IFRS 17, groups of insurance contracts are established and measured on the basis of fulfilment cash flows. Insurance contracts under the General Measurement Model (GMM) are measured based on the present value of fulfilment cash flows, a risk adjustment for non-financial
risks, and a contractual service margin (CSM) representing our unearned profits on a portfolio basis, further disaggregated into profitability groups. We have applied GMM to our insurance contracts with contract boundaries exceeding a year. Contracts under the Premium Allocation Approach (PAA) are measured on the basis of premiums received and related cash flows, which has been applied to our insurance contracts with contract boundaries shorter than one year. Under both measurement models, we have measured the liability for incurred claims on the basis of fulfilment cash flows relating to claims incurred. Insurance results are included in the consolidated statement of income under Income from insurance activities, net.

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Note 2	Fair value measurement

This note presents the fair values of financial instruments and explains how we determine those values. Note 1, “Basis of preparation and summary of material accounting policies”, sets out the accounting treatment for each measurement category of financial instruments.
Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based on the valuation inputs used in measuring the fair value, as outlined below.
•
Level 1 – Unadjusted quoted market prices in active markets for identical assets or liabilities we can access at the measurement date. Bid prices, ask prices or prices within the bid and ask, which are the most representative of the fair value, are used as appropriate to measure fair value. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where transactions are occurring with sufficient frequency and volume to provide quoted prices on an ongoing basis.

•
Level 2 – Quoted prices for identical assets or liabilities in markets that are inactive or observable market quotes for similar instruments, or use of valuation techniques where all significant inputs are observable. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models.

•	Level 3 – Non-observable or indicative prices or use of valuation techniques where one or more significant inputs are non-observable.
For a significant portion of our financial instruments, quoted market prices are not available because of the lack of traded markets, and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value. When quoted market prices in active markets are not available, we would consider using valuation models. The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place at the measurement date. In an inactive market, we consider all reasonably available information, including any available pricing for similar instruments, recent arm’s-length
market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.
Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors primarily include, but are not limited to, the bid-offer
spreads, illiquidity due to lack of market depth, parameter uncertainty and other market risks, model risk and credit risk of our derivative assets and liabilities, as well as adjustments for valuing our uncollateralized derivative assets and liabilities based on an estimated market cost of funds curve.
Generally, the unit of account for a financial instrument is the individual instrument, and valuation adjustments are applied at an individual instrument level, consistent with that unit of account. In cases where we manage a group of financial assets and liabilities that consist of substantially similar and offsetting risk exposures, the fair value of the group of financial assets and liabilities is measured on the basis of the net open risks.
We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates one or more significant inputs that are non-observable,
no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is initially recorded. Any gains or losses at inception are deferred and recognized only in future periods over the term of the instruments or when the inputs become significantly observable.
We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.
To ensure that valuations are appropriate, we have established internal guidance on fair value measurement, which is reviewed periodically in recognition of the dynamic nature of markets and the constantly evolving pricing practices in the market. A number of policies and controls are put in place to ensure that the internal guidance on fair value measurement is being applied consistently and appropriately, including independent validation of valuation inputs to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and market volatility inputs, are independently verified. The results from the independent price validation and any valuation adjustments are reviewed by the Independent Price Verification Committee on a monthly basis. This includes, but is not limited to, reviewing fair value adjustments and methodologies, independent price verification results, limits and valuation uncertainty.
Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each consolidated balance sheet date and may not be reflective of ultimate realizable value.
Methods and assumptions
Financial instruments with fair value equal to carrying value
For financial instruments that are not carried on the consolidated balance sheet at fair value and where we consider the carrying value to be a reasonable approximation of fair value due to their short-term nature and generally negligible credit risk, the fair values disclosed for these financial instruments are assumed to equal their carrying values. These financial instruments are: cash and non-interest-bearing
deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed; certain shorter-dated securities purchased under resale agreements; customers’ liability under acceptances; cash collateral on securities lent; obligations related to securities sold under repurchase agreements; acceptances; deposits with demand features; and certain other financial assets and liabilities.
Securities
The fair value of debt or equity securities and obligations related to securities sold short is based on quoted bid or ask market prices where available in an active market.
Securities for which quotes in an active market are not available are valued using all reasonably available market information as described below.
The fair value of government issued or guaranteed securities that are not traded in an active market is calculated by applying valuation techniques such as discounted cash flow models using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.
The fair value of corporate and other debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using observable discounting curves such

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as benchmark and government yield curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.
Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by a government are valued using discounted cash flow models making maximum use of market observable inputs, such as broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor in information that is derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.
Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors, including projected cash flows, earnings, revenue and recovery assumptions or other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information where available and appropriate. The carrying value of
Community Reinvestment Act
equity investments, Federal Reserve Bank of Chicago and Federal Home Loan Bank (FHLB) stock approximates fair value.
Loans
The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently is assumed to be equal to their carrying value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates.
The ultimate fair value of loans disclosed is net of the associated allowance for credit losses. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.
Securities purchased under resale agreements or sold under repurchase agreements
The fair values of these contracts are determined using valuation techniques such as the discounted cash flow method using interest rate curves as inputs.
Other assets and other liabilities
Other assets and other liabilities mainly comprise accrued interest receivable or payable, brokers’ client accounts receivable or payable, derivative collateral receivable or payable, precious metals, commodities and accounts receivable or payable.
The fair values of other assets and other liabilities are primarily assumed to be at cost or amortized cost as we consider the carrying value to be a reasonable approximation of fair value, except for the fair value of certain precious metals, other commodities and related receivables, which are based upon prices quoted in an active market. Other assets also include investment in bank-owned life insurance carried at the cash surrender value, which is assumed to be a reasonable approximation of fair value.
Deposits
The fair values of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using either current market interest rates with similar remaining terms or rates estimated using internal models and broker quotes. The fair value of deposit liabilities with embedded optionality includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity derivatives.
Certain deposits designated at FVTPL are structured notes that have coupons or repayment terms linked to the performance of commodities, debt or equity securities or specific market indices. The fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the referenced securities or comparable securities, and other inputs such as interest rate yield curves, equity prices or indices, market volatility levels, foreign exchange rates and changes in our own credit risk, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.
The fair value of secured borrowings, which comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, the Covered Bond Programme, and consolidated securitization vehicles, is based on identical or proxy market observable quoted bond prices or determined by discounting the contractual cash flows using maximum market observable inputs, such as market interest rates, or credit spreads implied by debt instruments of similar credit quality, as appropriate.
Subordinated indebtedness
The fair value of subordinated indebtedness is determined by reference to market prices for the same or similar debt instruments.
Derivative instruments
The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. OTC derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency derivatives, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted pricing models incorporate current market measures for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.
In order to reflect the observed market practice of pricing collateralized and uncollateralized derivatives, our valuation approach uses overnight indexed swap (OIS) curves as the discount rate for valuing collateralized derivatives and uses an estimated market cost of funds curve as the discount rate for valuing uncollateralized derivatives. The use of an estimated market cost of funds curve reduces the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the credit valuation adjustment (CVA). In contrast, the use of a market cost of funds curve reduces the fair value of uncollateralized derivative liabilities in a manner that generally includes adjustments for our own credit. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.
In addition to reflecting estimated market funding costs in our valuation of uncollateralized derivative receivables, we also consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk (CCR) exposure. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses. As noted above, the fair value of uncollateralized derivative liabilities based on market cost of funding generally includes adjustments for our own credit.
In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including any relevant observable market inputs, third-party consensus pricing inputs, indicative dealer and broker quotations, and our own internal model-based estimates, which are vetted and approved in accordance with

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our model risk policy, and are regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, volatility surfaces, and the probability of early termination. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.
Mortgage commitments
The fair value of mortgage commitments designated at FVTPL is for fixed-rate residential mortgage commitments and is based on changes in market interest rates for the loans between the commitment and the consolidated balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised as well as the length of time the commitment is offered.
Fair value of financial instruments

		Carrying value
$ millions, as at October 31		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2025	Financial assets
	Cash and deposits with banks	$44,003	$–	$–	$–	$44,003	$44,003	$–
	Securities	65,471	128,859	–	88,905	283,235	283,173	(62)
	Cash collateral on securities borrowed	21,697	–	–	–	21,697	21,697	–
	Securities purchased under resale agreements	69,044	17,651	–	–	86,695	86,695	–
	Loans
	Residential mortgages	286,456	3	–	–	286,459	287,328	869
	Personal	46,710	–	–	–	46,710	46,774	64
	Credit card	20,639	–	–	–	20,639	20,651	12
	Business and government (1)	235,136	485	75	–	235,696	235,802	106
	Derivative instruments	–	38,352	–	–	38,352	38,352	–
	Other assets	25,069	674	–	–	25,743	25,743	–
	Financial liabilities
	Deposits
	Personal	$238,211	$–	$19,928	$–	$258,139	$258,629	$490
	Business and government	434,003	–	23,281	–	457,284	458,321	1,037
	Bank	26,723	–	–	–	26,723	26,723	–
	Secured borrowings	65,151	–	827	–	65,978	66,210	232
	Derivative instruments	–	41,411	–	–	41,411	41,411	–
	Obligations related to securities sold short	–	24,244	–	–	24,244	24,244	–
	Cash collateral on securities lent	6,031	–	–	–	6,031	6,031	–
	Obligations related to securities sold under repurchase agreements	121,907	–	8,135	–	130,042	130,042	–
	Other liabilities (1)	22,357	220	8	–	22,585	22,585	–
	Subordinated indebtedness	7,819	–	–	–	7,819	8,091	272
2024	Financial assets
	Cash and deposits with banks	$48,064	$–	$–	$–	$48,064	$48,064	$–
	Securities	71,610	106,042	–	76,693	254,345	253,437	(908)
	Cash collateral on securities borrowed	17,028	–	–	–	17,028	17,028	–
	Securities purchased under resale agreements	58,744	24,977	–	–	83,721	83,721	–
	Loans
	Residential mortgages	280,220	3	–	–	280,223	279,805	(418)
	Personal	45,739	–	–	–	45,739	45,750	11
	Credit card	19,649	–	–	–	19,649	19,682	33
	Business and government (1)	212,460	116	105	–	212,681	212,750	69
	Derivative instruments	–	36,435	–	–	36,435	36,435	–
	Other assets	20,121	364	–	–	20,485	20,485	–
	Financial liabilities
	Deposits
	Personal	$235,593	$–	$17,301	$–	$252,894	$253,378	$484
	Business and government	414,441	–	21,058	–	435,499	436,528	1,029
	Bank	20,009	–	–	–	20,009	20,009	–
	Secured borrowings	55,285	–	1,170	–	56,455	56,588	133
	Derivative instruments	–	40,654	–	–	40,654	40,654	–
	Obligations related to securities sold short	–	21,642	–	–	21,642	21,642	–
	Cash collateral on securities lent	7,997	–	–	–	7,997	7,997	–
	Obligations related to securities sold under repurchase agreements	100,407	–	9,746	–	110,153	110,153	–
	Other liabilities (1)	20,657	158	19	–	20,834	20,834	–
	Subordinated indebtedness	7,465	–	–	–	7,465	7,698	233

(1)
Includes customers’ liability under acceptances of $10 million (2024: $6 million) in business and government loans and acceptances of $10 million (2024: $6 million) in other liabilities. Prior year amounts have been revised to conform to the presentation adopted in 2025.

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Fair value of derivative instruments

	$ millions, as at October 31			2025			2024
		Positive	Negative	Net	Positive	Negative	Net
	Held for trading
	Interest rate derivatives
Over-the-counter	– Forward rate agreements	$86	$182	$(96)	$135	$239	$(104)
	– Swap contracts	5,106	5,307	(201)	6,149	9,124	(2,975)
	– Purchased options	809	–	809	358	–	358
	– Written options	–	609	(609)	–	309	(309)
		6,001	6,098	(97)	6,642	9,672	(3,030)
Exchange-traded	– Futures contracts	–	–	–	–	–	–
	– Purchased options	2	–	2	2	–	2
	– Written options	–	3	(3)	–	2	(2)
		2	3	(1)	2	2	–
	Total interest rate derivatives	6,003	6,101	(98)	6,644	9,674	(3,030)
	Foreign exchange derivatives
Over-the-counter	– Forward contracts	7,173	6,243	930	7,378	6,379	999
	– Swap contracts	4,979	7,174	(2,195)	5,056	7,944	(2,888)
	– Purchased options	640	–	640	443	–	443
	– Written options	–	578	(578)	–	535	(535)
	Total foreign exchange derivatives	12,792	13,995	(1,203)	12,877	14,858	(1,981)
Credit derivatives
Over-the-counter	– Credit default swap contracts – protection purchased	77	1	76	46	3	43
	– Credit default swap contracts – protection sold	–	85	(85)	–	52	(52)
	Total credit derivatives	77	86	(9)	46	55	(9)
	Equity derivatives
	Over-the-counter	5,618	9,239	(3,621)	4,989	6,401	(1,412)
	Exchange-traded	5,761	5,213	548	5,821	4,712	1,109
	Total equity derivatives	11,379	14,452	(3,073)	10,810	11,113	(303)
	Precious metal and other commodity derivatives
	Over-the-counter	3,513	4,414	(901)	2,692	3,906	(1,214)
	Exchange-traded	268	189	79	416	241	175
	Total precious metal and other commodity derivatives	3,781	4,603	(822)	3,108	4,147	(1,039)
	Total held for trading	34,032	39,237	(5,205)	33,485	39,847	(6,362)
	Held for ALM
	Interest rate derivatives
Over-the-counter	– Forward rate agreements	–	–	–	–	–	–
	– Swap contracts	101	1,171	(1,070)	124	(410)	534
	– Purchased options	4	–	4	3	–	3
	– Written options	–	1	(1)	–	2	(2)
	Total interest rate derivatives	105	1,172	(1,067)	127	(408)	535
	Foreign exchange derivatives
Over-the-counter	– Forward contracts	27	63	(36)	28	82	(54)
	– Swap contracts	4,026	937	3,089	2,620	1,129	1,491
	Total foreign exchange derivatives	4,053	1,000	3,053	2,648	1,211	1,437
	Equity derivatives
	Over-the-counter	162	2	160	174	4	170
	Total equity derivatives	162	2	160	174	4	170
	Precious metal and other commodity derivatives
	Over-the-counter	–	–	–	1	–	1
	Total precious metal and other commodity derivatives	–	–	–	1	–	1
	Total held for ALM	4,320	2,174	2,146	2,950	807	2,143
	Total fair value	38,352	41,411	(3,059)	36,435	40,654	(4,219)
	Less: effect of netting	(24,469)	(24,469)	–	(21,777)	(21,777)	–
	Total fair value of derivative instruments	$13,883	$16,942	$(3,059)	$14,658	$18,877	$(4,219)

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Consolidated financial statements

Financial assets and liabilities not carried on the consolidated balance sheet at fair value
The table below presents the fair values by level within the fair value hierarchy for those financial instruments in which fair value is not assumed to equal the carrying value:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2025	Total 2024
$ millions, as at October 31	2025	2024	2025	2024	2025	2024
Financial assets
Amortized cost securities	$–	$–	$64,642	$69,961	$767	$741	$65,409	$70,702
Loans
Residential mortgages	–	–	–	–	287,325	279,802	287,325	279,802
Personal	–	–	–	–	46,774	45,750	46,774	45,750
Credit card	–	–	–	–	20,651	19,682	20,651	19,682
Business and government	–	–	–	–	235,232	212,523	235,232	212,523
Financial liabilities
Deposits
Personal	$–	$–	$73,757	$82,620	$4,167	$5,232	$77,924	$87,852
Business and government	–	–	193,978	191,616	3,596	4,681	197,574	196,297
Bank	–	–	8,737	9,420	–	–	8,737	9,420
Secured borrowings	–	–	62,356	50,546	3,027	4,872	65,383	55,418
Subordinated indebtedness	–	–	8,091	7,698	–	–	8,091	7,698
Financial instruments carried on the consolidated balance sheet at fair value
The table below presents the fair values of financial instruments by level within
the fair value hierarchy:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2025	Total 2024
$ millions, as at October 31	2025	2024	2025	2024	2025	2024
Financial assets
Debt securities measured at FVTPL
Government issued or guaranteed	$6,222	$4,258	$34,635	$32,328	$–	$–	$40,857	$36,586
Corporate and other debt	–	–	4,537	4,385	103	–	4,640	4,385
Mortgage- and asset-backed	–	–	7,193	4,213	392	70	7,585	4,283
	6,222	4,258	46,365	40,926	495	70	53,082	45,254
Loans measured at FVTPL
Business and government	–	–	485	116	75 (1)	105 (1)	560	221
Residential mortgages	–	–	3	3	–	–	3	3
	–	–	488	119	75	105	563	224
Debt securities measured at FVOCI
Government issued or guaranteed	9,206	2,760	63,917	60,051	–	–	73,123	62,811
Corporate and other debt	–	–	10,106	9,083	–	–	10,106	9,083
Mortgage- and asset-backed	–	–	4,656	4,127	–	–	4,656	4,127
	9,206	2,760	78,679	73,261	–	–	87,885	76,021
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	74,686	59,904	1,048	916	1,063	640	76,797	61,460
Securities purchased under resale agreements measured at FVTPL	–	–	17,651	24,977	–	–	17,651	24,977
Other assets	–	–	674	364	–	–	674	364
Derivative instruments
Interest rate	2	2	6,027	6,718	79	51	6,108	6,771
Foreign exchange	–	–	16,845	15,525	–	–	16,845	15,525
Credit	–	–	41	2	36	44	77	46
Equity	5,761	5,821	5,729	5,157	51	6	11,541	10,984
Precious metal and other commodity	55	32	3,726	3,077	–	–	3,781	3,109
	5,818	5,855	32,368	30,479	166	101	38,352	36,435
Total financial assets	$95,932	$72,777	$177,273	$171,042	$1,799	$916	$275,004	$244,735
Financial liabilities
Deposits and other liabilities (2)	$–	$–	$(43,788)	$(39,290)	$(476)	$(416)	$(44,264)	$(39,706)
Obligations related to securities sold short	(6,150)	(9,199)	(18,094)	(12,443)	–	–	(24,244)	(21,642)
Obligations related to securities sold under repurchase agreements	–	–	(8,135)	(9,746)	–	–	(8,135)	(9,746)
Derivative instruments
Interest rate	(3)	(2)	(6,215)	(8,236)	(1,055)	(1,028)	(7,273)	(9,266)
Foreign exchange	–	–	(14,977)	(16,065)	(18)	(4)	(14,995)	(16,069)
Credit	–	–	(45)	(5)	(41)	(50)	(86)	(55)
Equity	(5,212)	(4,712)	(9,213)	(6,404)	(29)	(1)	(14,454)	(11,117)
Precious metal and other commodity	(48)	(39)	(4,555)	(4,108)	–	–	(4,603)	(4,147)
	(5,263)	(4,753)	(35,005)	(34,818)	(1,143)	(1,083)	(41,411)	(40,654)
Total financial liabilities	$(11,413)	$(13,952)	$(105,022)	$(96,297)	$(1,619)	$(1,499)	$(118,054)	$(111,748)

(1)	Includes loans designated at FVTPL.
(2)
Comprises deposits designated at FVTPL of $43,723 million (2024: $39,008 million), net bifurcated embedded derivative liabilities of $313 million (2024: $521 million), other liabilities designated at FVTPL of $8 million (2024: $
19
million), and other financial liabilities measured at fair value of $220 million (2024: $158 million).

129	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the year in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the year, we transferred $285 million of securities measured at FVTPL or FVOCI (2024:
$
922
 million) from Level 1 to Level 2 and $
2,111
 million of securities sold short (2024: $
2,068
million) from Level 1 to Level 2 due to changes in observability in the inputs used to value these securities. Transfers from Level 2 to Level 1 were not significant. In addition, transfers between Level 2 and Level 3 were made during 2025 and 2024, primarily due to changes in the assessment of the observability of certain correlation, market volatility and probability inputs that were used in measuring the fair value of our FVO liabilities and derivatives.
The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable
market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains (losses) included in income (1)
$ millions, for the year ended October 31	Opening balance	Realized	Unrealized (2)	Net unrealized gains (losses) included in OCI (3)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
2025
Debt securities measured at FVTPL
Corporate and other debt	$–	$–	$(78)	$(2)	$–	$–	$183	$–	$103
Mortgage- and asset-backed	70	–	(1)	–	386	–	106	(169)	392
Loans measured at FVTPL
Business and government	105	–	1	–	–	–	178	(209)	75
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	640	–	69	15	–	–	400	(61)	1,063
Derivative instruments
Interest rate	51	–	45	–	–	(17)	–	–	79
Foreign exchange	–	–	–	–	–	–	–	–	–
Credit	44	–	(8)	–	–	–	–	–	36
Equity	6	–	5	–	40	(11)	11	–	51
Total assets	$916	$–	$33	$13	$426	$(28)	$878	$(439)	$1,799
Deposits and other liabilities (4)	$(416)	$8	$(127)	$–	$(4)	$2	$(120)	$181	$(476)
Derivative instruments
Interest rate	(1,028)	–	(263)	–	–	190	–	46	(1,055)
Foreign exchange	(4)	–	(49)	–	–	35	–	–	(18)
Credit	(50)	–	9	–	–	–	–	–	(41)
Equity	(1)	–	3	–	(5)	14	(40)	–	(29)
Total liabilities	$(1,499)	$8	$(427)	$–	$(9)	$241	$(160)	$227	$(1,619)
2024
Debt securities measured at FVTPL
Corporate and other debt	$–	$–	$–	$–	$–	$–	$–	$–	$–
Mortgage- and asset-backed	151	–	(3)	–	–	–	84	(162)	70
Loans measured at FVTPL
Business and government	144	–	5	–	–	–	–	(44)	105
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	587	7	26	(17)	–	–	113	(76)	640
Derivative instruments
Interest rate	21	–	97	–	–	(67)	–	–	51
Foreign exchange	–	–	–	–	–	–	–	–	–
Credit	46	(6)	2	–	–	–	2	–	44
Equity	4	–	2	–	2	(6)	5	(1)	6
Total assets	$953	$1	$129	$(17)	$2	$(73)	$204	$(283)	$916
Deposits and other liabilities (4)	$(242)	$(14)	$(156)	$–	$(3)	$17	$(120)	$102	$(416)
Derivative instruments
Interest rate	(1,817)	–	297	–	–	425	(8)	75	(1,028)
Foreign exchange	–	–	(31)	–	–	27	–	–	(4)
Credit	(52)	1	1	–	(2)	–	–	2	(50)
Equity	(5)	–	(1)	–	(3)	4	–	4	(1)
Total liabilities	$(2,116)	$(13)	$110	$–	$(8)	$473	$(128)	$183	$(1,499)

(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting year.
(3)	Foreign exchange translation on debt securities and loans measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(4)
Includes deposits designated at FVTPL of $263 million (2024: $211 million), net bifurcated embedded derivative liabilities of $205 million (2024: $186 million) and other liabilities designated at FVTPL of $8 million (2024: $19 million).

CIBC 2025 ANNUAL REPORT	130

Consolidated financial statements

Quantitative information about significant
non-observable
inputs
Valuation techniques using one or more
non-observable
inputs are used for a number of financial instruments. The following table discloses the valuation techniques and quantitative information about the significant non-observable
inputs used in Level 3 financial instruments:

Range of inputs
$ millions, as at October 31	2025	Valuation techniques	Key non-observable inputs	Low	High
Debt securities measured at FVTPL
Corporate and other debt	$103	Discounted cash flow	Recovery r ate	50.5%	75.7%
Mortgage- and asset-backed	392	Discounted cash flow	Credit spread	3.4%	3.5%
Corporate equity mandatorily measured at FVTPL and designated at FVOCI
Limited partnerships and private companies	1,063	Adjusted net asset value	(1)	Net asset value	(2)	n/a	n/a
Valuation multiple	Earnings multiple	14.9	x	29.4	x
Proxy share price	Proxy share price	(2)	n/a	n/a
Loans measured at FVTPL Business and government	75	Discounted cash flow	Credit spread	2.1%	2.1%
Derivative instruments
Interest rate	79	Proprietary model	(3)	n/a	n/a	n/a
Option model	Market volatility	59.7%	84.7%
Probability of contingent settlement	80.0%	100.0%
Credit	36	Market proxy or direct broker quote	Market proxy or direct broker quote	36.2%	36.2%
Equity	51	Option model	Market correlation	9.5%	96.4%
Total assets	$1,799
Deposits and other liabilities
Deposits designated at FVTPL and net bifurcated embedded derivative liabilities	$(468)	Option model	Market volatility	8.3%	84.7%
Market correlation	(100.0)%	100.0%
Other liabilities designated at FVTPL	(8)	Option model	Funding ratio	49.0%	49.0%
Derivative instruments
Interest rate	(1,055)	Proprietary model	(3)	n/a	n/a	n/a
Option model	Market volatility	59.7%	84.7%
Probability of contingent settlement	100.0%	100.0%
Foreign exchange	(18)	Option model	Probability of contingent settlement	100.0%	100.0%
Credit	(41)	Market proxy or direct broker quote	Market proxy or direct broker quote	36.2%	36.2%
Equity	(29)	Option model	Market correlation	10.9%	96.4%
Total liabilities	$(1,619)

(1)
Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the limited partnership or the limited liability company and may be adjusted for current market levels where appropriate.

(2)	The range of net asset value price or proxy share price has not been disclosed due to the wide range and diverse nature of the investments.
(3)	Using valuation techniques that we consider to be non-observable.
n/a	Not applicable.
Sensitivity of Level 3 financial assets and liabilities
The following section describes the significant
non-observable
inputs identified in the table above, the interrelationships between those inputs, where applicable, and the change in fair value if changing one or more of the non-observable
inputs within a reasonably possible range would impact the fair value significantly.
The fair value of certain of our corporate
 and other debt instruments is determined based upon recovery assumptions. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our corporate and other debt would increase by $
35
 million or decrease by $
27
million (2024: increase or decrease by
nil
).
The fair value of our limited partnerships is determined based on the net asset value provided by the fund managers, adjusted as appropriate. The fair value of limited partnerships is sensitive to changes in the net asset value, and by adjusting the net asset value within a reasonably possible range, the aggregate fair value of our limited partnerships would increase or decrease by $182 million (2024: $145 million).
While our stand-alone derivatives are recorded as derivative assets or derivative liabilities, our derivatives embedded in our structured note deposit liabilities or deposit liabilities designated at FVTPL are recorded within deposits and other liabilities. The determination of the fair value of certain Level 3 embedded derivatives and certain stand-alone derivatives requires significant assumptions and judgment to be applied to both the inputs and the valuation techniques employed. These deposit liabilities designated at FVTPL and derivatives are sensitive to long-dated market volatility and correlation inputs, which we consider to be non-observable.
Market volatility is a measure of the anticipated future variability of a market price and is an important input for pricing options, which are inherent in many of our Level 3 derivatives. A higher market volatility generally results in a higher option price, with all else held constant, due to the higher probability of obtaining a greater return from the option, and results in an increase in the fair value of our Level 3 derivatives. Correlation inputs are used to value those derivatives where the payout is dependent upon more than one market price. For example, the payout of an equity basket option is based upon the performance of a basket of stocks, and the interrelationships between the price movements of those stocks. A positive correlation implies that two inputs tend to change the fair value in the same direction, while a negative correlation implies that two inputs tend to change the fair value in the opposite direction. Changes in market volatility and market correlation could result in an increase or a decrease in the fair value of our Level 3 derivatives, embedded derivatives and deposit liabilities designated at FVTPL. By adjusting the non-observable
inputs by reasonably alternative amounts, the fair value of our net Level 3 stand-alone derivatives, embedded derivatives and deposit liabilities designated at FVTPL would increase by $
143 million or decrease by $122 million (2024: increase by $149 million or decrease by $142 million).
For certain interest rate and foreign exchange derivatives, the probability of contingent settlement not occurring was a significant Level 3 valuation input. By increasing the probability of contingent settlement not occurring by 10%, the fair value of those derivatives in an asset position would decrease by less than $6 million, while the fair value of those derivatives in a liability position would decrease by up to $8 million. If the probability of contingent settlement decreased by
 100% for our largest derivative asset position, the fair value of the corresponding derivative would decrease by $10 million.

131	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Financial instruments designated at FVTPL
Financial assets designated at FVTPL include loans that were designated at FVTPL on the basis of being managed together with derivatives to eliminate or significantly reduce financial risks.
Deposits and other liabilities designated at FVTPL include:
•
Certain business and government deposit liabilities, certain secured borrowings and certain obligations related to securities sold under repurchase agreements that are economically hedged with derivatives and other financial instruments, and certain financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the host liability but are not bifurcated from the host instrument; and

•	Our mortgage commitments to retail clients to provide mortgages at fixed rates that are economically hedged with derivatives and other financial instruments.
The carrying value of our loans designated at FVTPL represents our maximum exposure to credit risk related to these assets designated at FVTPL. The change in fair value attributable to change in credit risk of these assets designated at FVTPL during the year is insignificant (2024: insignificant). The fair value of a liability designated at FVTPL reflects the credit risk relating to that liability. For those liabilities designated at FVTPL for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. Changes in fair value attributable to changes in our own credit are measured as the difference between: (i) the period-over-period change in the present value of the expected cash flows using a discount curve adjusted for our own credit; and (ii) the period-over-period change in the present value of the same expected cash flows using a discount curve based on the benchmark curve adjusted for our own credit as implied at inception of the liability designated at FVTPL. The pre-tax
impact of changes in CIBC’s own credit risk on our liabilities designated at FVTPL was losses of $47 million for the year and losses of $172 million cumulatively (2024: losses of $299 million for the year and losses of $125 million cumulatively). A net gain of $63 million, net of hedges (2024: a net gain of $34 million), was realized for assets designated at FVTPL and liabilities designated at FVTPL, which is included in the consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net.
The estimated contractual amount payable at maturity of deposits designated at FVTPL, which for certain notes is based on the par value and the intrinsic value of the applicable embedded derivatives, is $505 million higher (2024: $3,859 million higher) than its fair value. The intrinsic value of the embedded derivatives reflects the structured payoff of certain FVO deposit liabilities, which we hedge economically with derivatives and other FVTPL financial instruments.

Note 3	Significant transactions

Sale of certain banking assets in the Caribbean
On October 31, 2023, CIBC Caribbean Bank Limited (CIBC Caribbean) announced that it had entered into an agreement to sell its banking assets in Curaçao and Sint Maarten. The sale of banking assets in Curaçao was completed on May 24, 2024. The sale of banking assets in Sint Maarten was completed on February 7, 2025. The impact of these transactions was not material.

CIBC 2025 ANNUAL REPORT	132

Consolidated financial statements

Note 4	Securities

Securities

$ millions, as at October 31	2025	2024
Securities measured and designated at FVOCI	$88,905	$76,693
Securities measured at amortized cost (1)	65,471	71,610
Securities mandatorily measured and designated at FVTPL	128,859	106,042
Total securities	$283,235	$254,345

(1)	During the year, less than $1 million of amortized cost debt securities were disposed of, generally shortly before their maturity, resulting in a realized gain of nil (2024: a realized gain of nil).

	Residual term to contractual maturity
$ millions, as at October 31	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity			2025 Total		2024 Total
	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)
Debt securities measured at FVOCI
Securities issued or guaranteed by:
Canadian federal government	$2,922	4.0%	$10,756	3.2%	$1,845	3.5%	$–	–%	$–	–%	$15,523	3.4%	$11,685	3.8%
Other Canadian governments	487	2.4	1,757	2.8	14,009	3.1	240	3.4	–	–	16,493	3.1	16,414	3.2
U.S. Treasury and agencies	12,651	3.3	18,385	3.8	2,315	4.2	–	–	–	–	33,351	3.6	29,152	3.9
Other foreign governments	4,076	3.2	3,597	4.2	80	5.5	3	6.6	–	–	7,756	3.7	5,560	4.4
Mortgage-backed securities (2)	189	3.9	2,966	3.5	203	2.7	351	4.5	–	–	3,709	3.6	3,470	4.1
Asset-backed securities	516	4.6	–	–	41	4.9	390	4.8	–	–	947	4.7	657	5.9
Corporate and other debt	3,011	4.2	6,580	4.4	499	4.6	16	4.4	–	–	10,106	4.3	9,083	4.7
	$23,852		$44,041		$18,992		$1,000		$–		$87,885		$76,021
Securities measured at amortized cost
Securities issued or guaranteed by:
Canadian federal government	$431	0.8%	$2,469	3.2%	$593	3.5%	$–	–%	$–	–%	$3,493	2.9%	$2,904	2.5%
Other Canadian governments	1,561	1.8	9,977	2.7	8,193	3.5	266	3.4	–	–	19,997	2.9	21,634	3.0
U.S. Treasury and agencies	8,261	1.6	19,291	3.3	1,538	4.0	–	–	–	–	29,090	2.8	33,727	2.5
Other foreign governments	369	3.0	557	3.3	472	1.7	158	2.6	–	–	1,556	2.7	1,527	2.5
Mortgage-backed securities (3)	441	2.8	3,106	2.7	639	2.4	347	3.5	–	–	4,533	2.7	5,297	3.3
Asset-backed securities	147	5.7	346	4.4	–	–	1,864	5.6	–	–	2,357	5.5	2,236	6.0
Corporate and other debt	980	1.9	2,734	3.3	731	4.4	–	–	–	–	4,445	3.2	4,285	3.3
	$12,190		$38,480		$12,166		$2,635		$–		$65,471		$71,610
Debt securities mandatorily measured and designated at FVTPL
Securities issued or guaranteed by:
Canadian federal government	$2,409		$10,040		$3,202		$1,154		$–		$16,805		$17,799
Other Canadian governments	1,728		1,315		1,152		6,289		–		10,484		9,909
U.S. Treasury and agencies	698		6,934		1,530		3,336		–		12,498		6,750
Other foreign governments	212		810		48		–		–		1,070		2,128
Mortgage-backed securities (4)	572		4,391		646		–		–		5,609		3,980
Asset-backed securities	278		291		923		484		–		1,976		303
Corporate and other debt	759		2,400		706		775		–		4,640		4,385
	$6,656		$26,181		$8,207		$12,038		$–		$53,082		$45,254
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	$–	–%	$–	–%	$–	–%	$–	–%	$76,797	n/m	$76,797	n/m	$61,460	n/m

Total securities (5)	$42,698		$108,702		$39,365		$15,673		$76,797		$283,235		$254,345

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the yields of individual fixed income securities.
(2)
Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC), with amortized cost of $3,177 million (2024: $2,832 million) and fair value of $3,180 million (2024: $2,827 million); securities issued by Federal National Mortgage Association (Fannie Mae), with amortized cost of $
222

million (2024: $284 million) and fair value of $217 million (2024: $275 million); securities issued by Federal Home Loan Mortgage Corporation (Freddie Mac), with amortized cost of $78 million (2024: $103 million) and fair value of $76 million (2024: $
99
million); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $239 million (2024: $274 million) and fair value of $236 million (2024: $269 million).

(3)
Includes securities backed by mortgages insured by the CMHC, with amortized cost of $2,632 million (2024: $2,585 million) and fair value of $2,634 million (2024: $2,582 million); securities issued by Fannie Mae, with amortized cost of $198 million (2024: $471 million) and fair value of $189 million (2024: $448 million); securities issued by Freddie Mac, with amortized cost of $1,009 million (2024: $1,536 million) and fair value of $968 million (2024: $1,450 million); and securities issued by Ginnie Mae, with amortized cost of $156 million (2024: $123 million) and fair value of $155 million (2024: $118 million).

(4)	Includes securities backed by mortgages insured by the CMHC of $5,608 million (2024: $3,977 million).
(5)
Includes securities denominated in U.S. dollars with carrying value of $139.9 billion (2024: $126.7 billion) and securities denominated in other foreign currencies with carrying value of $
17.3
billion (2024: $12.4 billion).

n/m	Not meaningful.

133	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at October 31				2025				2024
	Cost/ Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$15,531	$9	$ (17)	$15,523	$11,715	$1	$(31)	$11,685
Other Canadian governments	16,484	50	(41)	16,493	16,506	9	(101)	16,414
U.S. Treasury and agencies	33,345	64	(58)	33,351	29,362	10	(220)	29,152
Other foreign governments	7,727	31	(2)	7,756	5,542	22	(4)	5,560
Mortgage-backed securities	3,716	5	(12)	3,709	3,493	–	(23)	3,470
Asset-backed securities	947	–	–	947	656	1	–	657
Corporate and other debt	10,092	17	(3)	10,106	9,085	7	(9)	9,083
	87,842	176	(133)	87,885	76,359	50	(388)	76,021
Corporate equity (2)	979	65	(24)	1,020	653	51	(32)	672
Total	$88,821	$241	$(157)	$88,905	$77,012	$101	$(420)	$76,693

(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $23 million (2024: $19 million).
(2)	Includes restricted stock.
Fair value of equity securities designated at FVOCI that were disposed of during the year was nil (2024: nil) at the time of disposal. Net realized cumulative after-tax
gains
of $2 million for the year (2024:
losses of

$15 million) were reclassified from AOCI to retained earnings, resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI.
Dividend income recognized on equity securities designated at FVOCI that were still held as at October 31, 2025 was $3 million (2024: $3 million). Dividend income recognized on equity securities designated at FVOCI that were disposed of during the year was nil (2024: nil).
The table below presents profit or loss recognized on FVOCI debt securities:

$ millions, for the year ended October 31	2025	2024
Realized gains	$50	$64
Realized losses	(27)	(26)
(Provision for) reversal of credit losses on debt securities	(3)	3
Total	$20	$41
Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI and amortized cost:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the year ended October 31		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
2025	Debt securities measured at FVOCI and amortized cost
	Balance at beginning of year	$7	$17	$12	$36
	Provision for (reversal of) credit losses (2)	(1)	2	36	37
	Write-offs	–	–	–	–
	Foreign exchange and other	–	1	1	2
	Balance at end of year	$6	$20	$49	$75
	Comprises:
	Debt securities measured at FVOCI	$3	$20	$–	$23
	Debt securities measured at amortized cost	3	–	49	52
2024	Debt securities measured at FVOCI and amortized cost
	Balance at beginning of year	$8	$20	$14	$42
	Reversal of credit losses (2)	–	(3)	(2)	(5)
	Write-offs	–	–	–	–
	Foreign exchange and other	(1)	–	–	(1)
	Balance at end of year	$7	$17	$12	$36
	Comprises:
	Debt securities measured at FVOCI	$2	$17	$–	$19
	Debt securities measured at amortized cost	5	–	12	17

(1)	Includes stage 3 ECL allowance on originated credit-impaired amortized cost debt securities.
(2)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our consolidated statement of income.

Note 5	Loans (1)(2)

$ millions, as at October 31					2025						2024
	Gross amount	Stage 3 allowance	Stages 1 and 2 allowance	Total allowance	Net total	Allowances as a % of gross loans	Gross amount	Stage 3 allowance	Stages 1 and 2 allowance	Total allowance	Net total	Allowances as a % of gross loans
Residential mortgages (3)	$287,033	$306	$268	$574	$286,459	0.2%	$280,672	$234	$215	$449	$280,223	0.2%
Personal	47,866	185	971	1,156	46,710	2.4	46,681	190	752	942	45,739	2.0
Credit card	21,581	–	942	942	20,639	4.4	20,551	–	902	902	19,649	4.4
Business and government (3) (4)	237,416	491	1,229	1,720	235,696	0.7	214,305	392	1,232	1,624	212,681	0.8
Total	$593,896	$982	$3,410	$4,392	$589,504	0.7%	$562,209	$816	$3,101	$3,917	$558,292	0.7%

(1)	Loans are net of unearned income of $1,017 million (2024: $815 million).
(2)	Includes gross loans of $136.5 billion (2024: $120.4 billion) denominated in U.S. dollars and $13.7 billion (2024: $11.2 billion) denominated in other foreign currencies.
(3)	Includes $3 million of residential mortgages (202 4 : $3 million) and $560 million of business and government loans (202 4 : $221 million) that are measured and designated at FVTPL.
(4)	Includes customers’ liability under acceptances of $10 million (2024: $6 million) in business and government loans. Prior year amounts have been revised to conform to the presentation adopted in 2025.

CIBC 2025 ANNUAL REPORT	134

Consolidated financial statements

Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the year ended October 31				2025
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of year	$89	$126	$234	$449
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	15	(23)	(73)	(81)
Changes in model	–	–	–	–
Net remeasurement (2)	(134)	176	209	251
Transfers (2)
– to 12-month ECL	141	(133)	(8)	–
– to lifetime ECL performing	(10)	31	(21)	–
– to lifetime ECL credit-impaired	–	(9)	9	–
Total provision for (reversal of) credit losses (3)	12	42	116	170
Write-offs (4)	–	–	(12)	(12)
Recoveries	–	–	6	6
Interest income on impaired loans	–	–	(36)	(36)
Foreign exchange and other	(1)	–	(2)	(3)
Balance at end of year	$100	$168	$306	$574
Personal
Balance at beginning of year	$247	$546	$190	$983
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	40	(45)	(25)	(30)
Changes in model	(15)	97	–	82
Net remeasurement (2)	(575)	795	484	704
Transfers (2)
– to 12-month ECL	623	(616)	(7)	–
– to lifetime ECL performing	(68)	90	(22)	–
– to lifetime ECL credit-impaired	(4)	(70)	74	–
Total provision for (reversal of) credit losses (3)	1	251	504	756
Write-offs (4)	–	–	(571)	(571)
Recoveries	–	–	74	74
Interest income on impaired loans	–	–	(8)	(8)
Foreign exchange and other	(1)	6	(4)	1
Balance at end of year	$247	$803	$185	$1,235
Credit card
Balance at beginning of year	$295	$660	$–	$955
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	36	(33)	–	3
Changes in model	(26)	32	–	6
Net remeasurement (2)	(740)	1,165	391	816
Transfers (2)
– to 12-month ECL	846	(846)	–	–
– to lifetime ECL performing	(77)	77	–	–
– to lifetime ECL credit-impaired	(3)	(338)	341	–
Total provision for (reversal of) credit losses (3)	36	57	732	825
Write-offs (4)	–	–	(884)	(884)
Recoveries	–	–	152	152
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of year	$331	$717	$–	$1,048
Business and government
Balance at beginning of year	$265	$1,061	$401	$1,727
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	52	(105)	(66)	(119)
Changes in model	79	(81)	(4)	(6)
Net remeasurement (2)	(63)	340	439	716
Transfers (2)
– to 12-month ECL	162	(158)	(4)	–
– to lifetime ECL performing	(48)	55	(7)	–
– to lifetime ECL credit-impaired	–	(177)	177	–
Total provision for (reversal of) credit losses (3)	182	(126)	535	591
Write-offs (4)	–	–	(409)	(409)
Recoveries	–	–	54	54
Interest income on impaired loans	–	–	(94)	(94)
Foreign exchange and other	5	(3)	11	13
Balance at end of year	$452	$932	$498	$1,882
Total ECL allowance (5)	$1,130	$2,620	$989	$4,739
Comprises:
Loans	$983	$2,427	$982	$4,392
Undrawn credit facilities and other off-balance sheet exposures (6)	147	193	7	347

(1)	Excludes the disposal and write-off of impaired loans.
(2)
Transfers represent stage movements of ECL allowances before net measurement. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the year.

(3)
Provision for (reversal of) credit losses for loans, and undrawn credit facilities and other off-balance
sheet exposures is presented as Provision for (reversal of) credit losses on our consolidated statement of income.

(4)
We generally continue to pursue collection on the amounts that were written off. The degree of collection efforts varies from one jurisdiction to another, depending on the local regulations and original agreements with customers.

(5)
See Note 4 for the ECL allowance on debt securities measured at FVOCI and amortized cost. The ECL allowances for other financial assets classified at amortized cost were immaterial as at October 31, 2025 and October 31, 2024 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our consolidated balance sheet net of ECL allowances.

(6)	Included in Other liabilities on our consolidated balance sheet.

135	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

$ millions, as at or for the year ended October 31				2024
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of year	$90	$142	$224	$456
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	15	(19)	(55)	(59)
Changes in model	–	4	11	15
Net remeasurement (2)	(115)	96	95	76
Transfers (2)
– to 12-month ECL	109	(107)	(2)	–
– to lifetime ECL performing	(10)	19	(9)	–
– to lifetime ECL credit-impaired	–	(8)	8	–
Total provision for (reversal of) credit losses (3)	(1)	(15)	48	32
Write-offs (4)	–	–	(18)	(18)
Recoveries	–	–	7	7
Interest income on impaired loans	–	–	(30)	(30)
Foreign exchange and other	–	(1)	3	2
Balance at end of year	$89	$126	$234	$449
Personal
Balance at beginning of year	$174	$709	$181	$1,064
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	32	(58)	(42)	(68)
Changes in model	54	(127)	(6)	(79)
Net remeasurement (2)	(544)	631	466	553
Transfers (2)
– to 12-month ECL	591	(588)	(3)	–
– to lifetime ECL performing	(63)	74	(11)	–
– to lifetime ECL credit-impaired	–	(96)	96	–
Total provision for (reversal of) credit losses (3)	70	(164)	500	406
Write-offs (4)	–	–	(545)	(545)
Recoveries	–	–	62	62
Interest income on impaired loans	–	–	(7)	(7)
Foreign exchange and other	3	1	(1)	3
Balance at end of year	$247	$546	$190	$983
Credit card
Balance at beginning of year	$181	$591	$–	$772
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	22	(30)	–	(8)
Changes in model	86	(34)	–	52
Net remeasurement (2)	(413)	771	394	752
Transfers (2)
– to 12-month ECL	491	(491)	–	–
– to lifetime ECL performing	(72)	72	–	–
– to lifetime ECL credit-impaired	–	(219)	219	–
Total provision for (reversal of) credit losses (3)	114	69	613	796
Write-offs (4)	–	–	(739)	(739)
Recoveries	–	–	126	126
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of year	$295	$660	$–	$955
Business and government
Balance at beginning of year	$294	$864	$667	$1,825
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	22	(82)	(48)	(108)
Changes in model	(28)	46	–	18
Net remeasurement (2)	(194)	569	482	857
Transfers (2)
– to 12-month ECL	215	(201)	(14)	–
– to lifetime ECL performing	(39)	47	(8)	–
– to lifetime ECL credit-impaired	–	(187)	187	–
Total provision for (reversal of) credit losses (3)	(24)	192	599	767
Write-offs (4)	–	–	(874)	(874)
Recoveries	–	–	77	77
Interest income on impaired loans	–	–	(84)	(84)
Foreign exchange and other	(5)	5	16	16
Balance at end of year	$265	$1,061	$401	$1,727
Total ECL allowance (5)	$896	$2,393	$825	$4,114
Comprises:
Loans	$800	$2,301	$816	$3,917
Undrawn credit facilities and other off-balance sheet exposures (6)	96	92	9	197
See previous page for footnote references.

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Consolidated financial statements

Inputs, assumptions and model techniques
Our ECL allowances are estimated using complex models that incorporate inputs, assumptions and model techniques that involve a high degree of management judgment. In particular, the following ECL elements are subject to a high level of judgment that can have a significant impact on the level of ECL allowances provided:
•	Determining when a SICR of a loan has occurred;
•	Measuring both 12-month and lifetime credit losses; and
•	Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios driven by the changes in the macroeconomic environment.
In addition, the interrelationship between these elements is also subject to a high degree of judgment which can also have a significant impact on the level of ECL recognized.
We continue to operate in an uncertain macroeconomic environment. There is inherent uncertainty in forecasting forward-looking information and estimating the impact that the macroeconomic environment, including the level and duration of tariffs between the U.S., Canada and other major trading partners, the impact that tariffs may have on economic growth and inflation in Canada and the U.S. and fiscal and monetary policies that may be enacted in response to tariffs, as well as geopolitical events, will have on the level of ECL allowance and period-over-period volatility of the provision for credit losses. As a result, a heightened level of judgment in estimating ECLs in respect of all these elements, as discussed below, continued to be required.
Determining when a significant increase in credit risk has occurred
The determination of whether a loan has experienced a SICR has a significant impact on the level of ECL allowance as loans that are in stage 1 are measured at
12-month
ECL, while loans in stage 2 are measured at lifetime ECL. Migration of loans between stage 1 and stage 2 can cause significant volatility in the amount of the recognized ECL allowances and the provision for credit losses in a particular period.
For the majority of our retail loan portfolios, we determine a SICR based on relative changes in the loan’s lifetime PD since its initial recognition. The PDs used for this purpose are the expected value of our upside, downside and base case lifetime PDs. Significant judgment is involved in determining the upside, downside and base case lifetime PDs through the incorporation of forward-looking information into long-run
PDs, in determining the probability weightings of the scenarios, and in determining the relative changes in PDs that are indicative of a SICR for our various retail products. Increases in the expected PDs or decreases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 1 to stage 2, which in turn can cause a significant increase in the amount of ECL allowances recognized. In contrast, decreases in the expected PDs or increases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 2 to stage 1.
For the majority of our business and government loan portfolios, we determine a SICR based on relative changes in internal risk ratings since initial recognition. Significant judgment is involved in the determination of the internal risk ratings. Deterioration or improvement in the risk ratings or adjustments to the risk rating downgrade thresholds used to determine a SICR can cause significant migration of loans and securities between stage 1 and stage 2, which in turn can have a significant impact on the amount of ECL allowances recognized.
While potentially significant to the level of ECL allowances recognized, the thresholds for changes in PDs that are indicative of a SICR for our retail portfolios and the risk rating downgrade thresholds used to determine a SICR for our business and government loan portfolios are not expected to change frequently.
Loans for which repayment of principal or payment of interest is contractually 30 days or more in arrears and all business and government loans that have migrated to the watch list risk rating are normally automatically migrated to stage 2 from stage 1.
As at October 31, 2025, if the ECL for the stage 2 performing loans were measured using stage 1 ECL as opposed to lifetime ECL, the ECLs would be $938 million lower than the total recognized IFRS 9 ECL on performing loans (2024: $854 million).
Measuring both
12-month
and lifetime expected credit losses
Our ECL models leverage the data, systems and processes that are used to calculate Basel expected loss regulatory adjustments for the portion of our retail and business and government portfolios under the internal ratings-based (IRB) approach. Significant judgment is applied in leveraging the data and modelling techniques used to calculate Basel risk parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle
estimates to the
point-in-time
parameters used under IFRS 9 that consider forward-looking information. For standardized retail and business and government portfolios, available long-run
PDs, LGDs and EADs are also converted to
point-in-time
parameters through the incorporation of forward-looking information for the purpose of measuring ECL under IFRS 9.
Significant judgment is involved in determining which forward-looking information variables are relevant for particular portfolios and in determining the extent by which through-the-cycle
parameters should be adjusted for forward-looking information to determine point-in-time
parameters. While changes in the set of forward-looking information variables used to convert through-the-cycle
PDs, LGDs and EADs into
point-in-time
parameters can either increase or decrease ECL allowances in a particular period, changes to the mapping of forward-looking information variables to particular portfolios are expected to be infrequent. However, changes in the particular forward-looking information parameters used to quantify point-in-time
parameters will be frequent as our forecasts are updated on a quarterly basis. Increases in the level of pessimism in the forward-looking information variables will cause increases in ECL, while increases in the level of optimism in the forward-looking information variables will cause decreases in ECL. These increases and decreases could be significant in any particular period and will start to occur in the period where our outlook of the future changes.
With respect to the lifetime of a financial instrument, the maximum period considered when measuring ECL is the maximum contractual period over which we are exposed to credit risk. For revolving facilities, such as credit cards, the lifetime of a credit card account is the expected behavioural life. Significant judgment is involved in the estimate of the expected behavioural life. Increases in the expected behavioural life will increase the amount of ECL allowances, in particular for revolving loans in stage 2.
Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios
As indicated above, forward-looking information is incorporated into both our assessment of whether a financial asset has experienced a SICR since its initial recognition and in our estimate of ECL. From analysis of historical data, our risk management function has identified and reflected in our ECL allowance those relevant forward-looking information variables that contribute to credit risk and losses within our retail and business and government loan portfolios. Within our retail loan portfolio, key forward-looking information variables include Canadian unemployment rates, housing prices, gross domestic product (GDP) growth and household debt service ratios. In many cases these variables are forecasted at the provincial level. Housing prices are forecasted at the municipal level and the national level. Within our business and government loan portfolio, key drivers that impact the credit performance of the entire portfolio include GDP growth and BBB corporate bond yields, while forward-looking information variables such as Canadian

137	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

and U.S. commercial real estate price indices and oil prices are significant for certain portfolios, and U.S. unemployment rates and U.S. GDP growth are significant for our U.S. portfolios.
For the majority of our loan portfolios, our forecast of forward-looking information variables is established from a “base case” or most likely scenario that is used internally by management for planning and forecasting purposes. For most of the forward-looking information variables related to our Canadian businesses, we have forecast scenarios by province. In forming the base case scenario, we consider the forecasts of international organizations and monetary authorities such as the Organisation for Economic
Co-operation
and Development (OECD), the International Monetary Fund, and the Bank of Canada, as well as private sector economists. We then derive reasonably possible “upside case” and “downside case” scenarios using external forecasts that are above and below our base case and the application of management judgment. A probability weighting is assigned to our base case, upside case and downside case scenarios based on management judgment.
The forecasting process is overseen by a governance committee consisting of internal stakeholders from across our bank including Risk Management, Economics, Finance and the impacted SBUs and involves a significant amount of judgment both in determining the forward-looking information forecasts for our various scenarios and in determining the probability weighting assigned to the scenarios. In general, a worsening of our outlook on forecasted forward-looking information for each scenario, an increase in the probability of the downside case scenario occurring, or a decrease in the probability of the upside case scenario occurring will increase the number of loans migrating from stage 1 to stage 2 and increase the estimated ECL allowance. In contrast, an improvement in our outlook on forecasted forward-looking information, an increase in the probability of the upside case scenario occurring, or a decrease in the probability of the downside case scenario occurring will have the opposite impact. It is not possible to meaningfully isolate the impact of changes in the various forward-looking information variables for a particular scenario because of both the interrelationship between the variables and the interrelationship between the level of pessimism inherent in a particular scenario and its probability of occurring.
The forecasting of forward-looking information and the determination of scenario weightings continued to require a heightened application of judgment in a number of areas as our forecast reflects numerous assumptions and uncertainties inherent in the current macroeconomic environment.
The following table provides the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
As at October 31, 2025	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	1.1%	2.0%	1.7%	2.4%	(0.4)%	1.1%
United States	2.0%	1.8%	2.8%	2.8%	0.7%	1.0%
Unemployment rate
Canada (2)	6.8%	6.1%	6.4%	5.5%	7.4%	7.0%
United States	4.4%	4.1%	3.9%	3.5%	5.0%	4.6%
Canadian Housing Price Index growth (2)	0.8%	2.7%	3.9%	4.7%	(3.7)%	(0.5)%
Canadian household debt service ratio	14.6%	14.7%	14.3%	14.4%	15.2%	15.6%
West Texas Intermediate Oil Price (US$)	$70	$67	$74	$83	$54	$58

As at October 31, 2024
Real GDP year-over-year growth
Canada (2)	1.6%	2.3%	2.5%	2.7%	0.4%	1.4%
United States	2.0%	2.0%	3.0%	2.9%	0.7%	0.9%
Unemployment rate
Canada (2)	6.6%	5.9%	5.7%	5.2%	7.2%	6.8%
United States	4.5%	4.0%	3.7%	3.3%	5.1%	4.7%
Canadian Housing Price Index growth (2)	2.6%	2.5%	7.1%	4.0%	(2.3)%	0.9%
Canadian household debt service ratio	14.8%	14.8%	14.4%	14.7%	15.3%	15.2%
West Texas Intermediate Oil Price (US$)	$78	$74	$88	$100	$60	$61

(1)	The remaining forecast period is generally four years.
(2)
In our ECL calculation process, Canadian Real GDP year-over-year growth and Canadian unemployment rate are forecasted at the provincial level while Canadian Housing Price Index growth is forecasted at the municipal level. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

As required, the forward-looking information used to estimate ECLs reflects our expectations as at October 31, 2025 and October 31, 2024, respectively, and does not reflect changes in expectations that may have subsequently arisen. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons.
Our underlying base case projection as at October 31, 2025 continues to be characterized by slow real GDP growth and elevated unemployment rates in Canada, and slightly stronger growth in the U.S. in the near term. Compared to October 31, 2024, our base case projections for Canada and the U.S. reflect the negative impact from tariffs and trade uncertainty in the near term, and the partial easing of tariffs in 2026, but not to levels that existed prior to the announcements of the new U.S. administration. Our base case also assumes that interest rates will hold at current levels through 2026, and remain at higher than pre-pandemic
levels.
Our downside case forecast as at October 31, 2025 assumes a recession in the near term and slower growth thereafter in Canada due to increasing economic uncertainty. Our downside case forecast as at October 31, 2025 is consistent with a more pronounced and longer lasting trade dispute between Canada and the U.S., including higher unemployment rates in Canada and lower business capital and consumer spending. The downside case forecast for the U.S. assumes slow growth for the near term and reflects slower recoveries thereafter to lower levels of sustained economic activity and persistently higher unemployment rates. The upside scenario continues to reflect a better economic environment than the base case forecast.
As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment.
If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $
420
million lower than the recognized ECL as at October 31, 2025 (2024: $
246
 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $
853
million higher than the recognized ECL as at October 31, 2025 (2024: $
737
 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the SICR that would have resulted in a
100
% base case scenario or a
100
% downside case scenario. As a result, our

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Consolidated financial statements

ECL

allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.
Use of management overlays
Management overlays to ECL allowance estimates are adjustments which we use in circumstances where we judge that our existing inputs, assumptions and model techniques do not capture all relevant risk factors. The emergence of new macroeconomic or geopolitical events, along with expected changes to parameters, models or data that are not incorporated in our current parameters, internal risk rating migrations, or forward-looking information are examples of such circumstances. To address the significant uncertainties inherent in the current environment, we utilize management overlays with respect to the impact of certain forward-looking information and credit metrics that are not expected to be as indicative of the credit condition of the portfolios as the historical experience in our models would have otherwise suggested. The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized. Actual credit losses could differ materially from those reflected in our estimates.
The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance
sheet exposures based on our risk management PD bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of the MD&A for details on the CIBC risk categories.
Loans
(1)

$ millions, as at October 31				2025				2024
	Stage 1	Stage 2	Stage 3 (2)(3)	Total	Stage 1	Stage 2	Stage 3 (2)(3)	Total
Residential mortgages
– Exceptionally low	$171,983	$227	$–	$172,210	$160,515	$6,130	$–	$166,645
– Very low	85,628	1,171	–	86,799	81,198	5,926	–	87,124
– Low	10,987	2,749	–	13,736	10,329	3,638	–	13,967
– Medium	1,041	7,071	–	8,112	851	6,534	–	7,385
– High	11	1,859	–	1,870	7	1,561	–	1,568
– Default	–	–	1,097	1,097	–	–	790	790
– Not rated	2,808	183	218	3,209	2,757	232	204	3,193
Gross residential mortgages (4)(5)	272,458	13,260	1,315	287,033	255,657	24,021	994	280,672
ECL allowance	100	168	306	574	89	126	234	449
Net residential mortgages	272,358	13,092	1,009	286,459	255,568	23,895	760	280,223
Personal
– Exceptionally low	18,316	136	–	18,452	16,689	83	–	16,772
– Very low	10,794	324	–	11,118	9,685	12	–	9,697
– Low	6,404	2,104	–	8,508	10,498	1,374	–	11,872
– Medium	4,502	2,506	–	7,008	3,848	1,822	–	5,670
– High	759	922	–	1,681	465	1,102	–	1,567
– Default	–	–	253	253	–	–	260	260
– Not rated	779	30	37	846	782	29	32	843
Gross personal (5)	41,554	6,022	290	47,866	41,967	4,422	292	46,681
ECL allowance	222	749	185	1,156	221	531	190	942
Net personal	41,332	5,273	105	46,710	41,746	3,891	102	45,739
Credit card
– Exceptionally low	7,117	–	–	7,117	7,185	–	–	7,185
– Very low	443	–	–	443	502	–	–	502
– Low	6,727	380	–	7,107	6,800	4	–	6,804
– Medium	5,008	1,116	–	6,124	3,853	1,512	–	5,365
– High	6	594	–	600	2	522	–	524
– Default	–	–	–	–	–	–	–	–
– Not rated	184	6	–	190	165	6	–	171
Gross credit card	19,485	2,096	–	21,581	18,507	2,044	–	20,551
ECL allowance	302	640	–	942	279	623	–	902
Net credit card	19,183	1,456	–	20,639	18,228	1,421	–	19,649
Business and government
– Investment grade	119,315	875	–	120,190	101,809	722	–	102,531
– Non-investment grade	102,145	8,807	–	110,952	97,131	9,000	–	106,131
– Watch list	61	3,901	–	3,962	25	3,745	–	3,770
– Default	–	–	2,031	2,031	–	–	1,628	1,628
– Not rated	269	12	–	281	230	15	–	245
Gross business and government (4)(6)	221,790	13,595	2,031	237,416	199,195	13,482	1,628	214,305
ECL allowance	359	870	491	1,720	211	1,021	392	1,624
Net business and government	221,431	12,725	1,540	235,696	198,984	12,461	1,236	212,681
Total net amount of loans	$554,304	$32,546	$2,654	$589,504	$514,526	$41,668	$2,098	$558,292

(1)
The table excludes debt securities measured at FVOCI, for which ECL allowances of $23 million (2024: $
19
million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $52 million were recognized as at October 31, 2025 (2024: $17 million). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at October 31, 2025 and October 31, 2024. Financial assets other than loans that are classified as amortized cost are presented on our consolidated balance sheet net of ECL allowances.

(2)	Excludes foreclosed assets of $2 million (2024: $8 million), which were included in Other assets on our consolidated balance sheet.
(3)	As at October 31, 2025, 92% (2024: 93%) of stage 3 impaired loans were either fully or partially collateralized.
(4)	Includes $3 million (2024: $3 million) of residential mortgages and $560 million (2024: $221 million) of business and government loans that are measured and designated at FVTPL.
(5)
The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a SICR has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(6)	Includes customers’ liability under acceptances of $10 million (2024: $6 million).

139	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Undrawn credit facilities and other
off-balance
sheet exposures

$ millions, as at October 31				2025				2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$176,040	$190	$–	$176,230	$164,577	$117	$–	$164,694
– Very low	14,237	572	–	14,809	15,112	4	–	15,116
– Low	14,867	1,705	–	16,572	14,988	984	–	15,972
– Medium	2,449	1,508	–	3,957	2,263	1,280	–	3,543
– High	545	422	–	967	325	539	–	864
– Default	–	–	46	46	–	–	43	43
– Not rated	620	8	–	628	565	9	–	574
Gross retail	208,758	4,405	46	213,209	197,830	2,933	43	200,806
ECL allowance	54	131	–	185	42	52	–	94
Net retail	208,704	4,274	46	213,024	197,788	2,881	43	200,712
Business and government
– Investment grade	179,496	579	–	180,075	156,560	571	–	157,131
– Non-investment grade	79,909	2,659	–	82,568	66,788	3,018	–	69,806
– Watch list	57	1,046	–	1,103	28	878	–	906
– Default	–	–	217	217	–	–	123	123
– Not rated	947	42	–	989	1,117	91	–	1,208
Gross business and government	260,409	4,326	217	264,952	224,493	4,558	123	229,174
ECL allowance	93	62	7	162	54	40	9	103
Net business and government	260,316	4,264	210	264,790	224,439	4,518	114	229,071
Total net undrawn credit facilities and other off-balance sheet exposures	$469,020	$8,538	$256	$477,814	$422,227	$7,399	$157	$429,783
Modified financial assets
As part of CIBC’s usual lending business, from time to time we may modify the contractual terms of loans classified as stage 2 and stage 3 for which the borrower has experienced financial difficulties, through the granting of a concession in the form of below-market rates or terms that we would not otherwise have considered.
During the year ended October 31, 2025, loans classified as stage 2 or stage 3 with an amortized cost of $309 million (2024: $655 million) before modification were modified through the granting of a financial concession in response to the borrower having experienced financial difficulties. In addition, the gross carrying amount of previously modified stage 2 or stage 3 loans that have returned to stage 1 during the year ended October 31, 2025 was $327 million (2024: $274 million)
.

Note 6	Structured entities and derecognition of financial assets

Structured entities
SEs are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.
We consolidate a SE when the substance of the relationship indicates that we control the SE.
Consolidated structured entities
We consolidate the following SEs:
Credit card securitization trust
We sell ownership interests in a revolving pool of credit card receivables generated under certain credit card accounts to Cards II Trust (Cards II), which purchases a proportionate share of credit card receivables on certain credit card accounts, with the proceeds received from the issuance of notes. We consolidate this trust because we have the power to direct the relevant activities and have exposure to substantially all the variability of returns from the excess spread (the deferred purchase price) that we receive over time.
Our credit card securitizations are revolving securitizations, with credit card receivable balances fluctuating from month to month as credit card clients repay their balances and new receivables are generated, or additional credit cards are added to the pool.
The notes are presented as Secured borrowings within Deposits on the consolidated balance sheet.
As at October 31, 2025, Cards II held $5.4 billion of credit card receivable assets and other eligible assets of $1.1 billion with an aggregated fair value of $6.5 billion (2024: $7.3 billion with a fair value of $7.3 billion), which supported $2.5 billion of associated funding liabilities with a fair value of $2.5 billion (2024: $4.3 billion with a fair value of $4.4 billion).
HELOC securitization trust
We sell
co-ownership
interests in a pool of home equity line of credit and loans (HELOC) to HELOCS Trust, which purchases the co-ownership
interests in these receivables using proceeds received from issuance of notes. The noteholders have recourse limited to the co-ownership
interests in the underlying pool of receivables.
We consolidate this trust as we have the power to direct the relevant activities of this trust and have exposure to substantially all the variability of returns through our retained interest.
The balances may fluctuate as clients repay their balances, draw upon their HELOC, or additional HELOCs are added to the pool.

CIBC 2025 ANNUAL REPORT	140

Consolidated financial statements

The notes are presented as Secured borrowings within Deposits on the consolidated balance sheet. As at October 31, 2025, HELOCS Trust held $
3.3

b
illion of
HELOCs
included in Personal loans with an aggregated fair value of $
3.3

b
illion (2024: $520 million with a fair value of $520 million), which supported
$
500
 million of associated funding liabilities with a fair value of $
514
 million (2024: $
500
 million with a fair value of $
512
 million).
Covered bond guarantor
Under the Legislative Covered Bond Programme, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership (the Guarantor LP). The Guarantor LP holds interest and title to these transferred mortgages and serves to guarantee payment of principal and interest to bondholders. The covered bond liabilities are on-balance
sheet obligations that are fully collateralized by the mortgage assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. We consolidate this entity because we have the ability to direct the relevant activities and retain substantially all of the variability of returns on the underlying mortgages. As at October
 31, 2025, our Legislative Covered Bond Programme had outstanding covered bond liabilities of $48.3 billion with a fair value of $48.5 billion (2024: $36.7 billion with a fair value of $36.8 billion).
Multi-seller conduit
We sponsor a consolidated multi-seller conduit in Canada that acquires direct or indirect ownership or security interests in pools of financial assets from clients and finance the acquisitions by issuing ABS and asset-backed commercial paper (ABCP). The sellers to the conduit continue to service the assets and are exposed to credit losses realized on these assets through the provision of credit enhancements. We hold all of the outstanding ABS and ABCP. As at October 31, 2025, $836 million of financial assets held by the conduit were included in Securities (2024: $894 million), of which $392 million are measured at FVTPL (2024: $84 million) and $444 million at amortized cost (2024: $810 million), and $1,224 million were included in Loans (2024: $677 million) on our consolidated balance sheet. These financial assets are related to third-party SEs and are included in the non-consolidated
SEs table below.
CIBC-managed investment funds
We establish and manage investment funds such as mutual funds and pooled funds. We act as an investment manager and earn market-based management fees and, for certain pooled funds, performance fees which are generally based on the performance of the funds. Seed capital is provided from time to time to CIBC-managed investment funds for initial launch. We consolidate those investment funds in which we have power to direct the relevant activities of the funds and in which our seed capital, or our units held, is significant relative to the total variability of returns of the funds such that we are deemed to be a principal rather than an agent. As at October 31, 2025, the total assets and non-controlling
interests in consolidated CIBC-managed investment funds were $149 million and $69 million, respectively (2024: $141 million and $44 million, respectively).
Non-controlling
interests in consolidated CIBC-managed investment funds are included in Other liabilities as the investment fund units are mandatorily redeemable at the option of the investor.
Community-based
tax-advantaged
investments
We sponsor certain SEs that invest in community development projects in the U.S. through the issuance of below-market loans that generate a return primarily through the realization of tax credits. As at October 31, 2025, the program had outstanding loans of $147 million (2024: $132 million). We consolidate these entities because we have the ability to direct the relevant activities and retain substantially all of the variability of returns on the underlying loans.
Non-consolidated
structured entities
The following SEs are not consolidated by CIBC because we do not have control over these SEs:
Single-seller and multi-seller conduits
We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada and the U.S. The multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing ABCP to investors. The single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets. The sellers and/or third-party providers are exposed to credit losses realized on these assets, through the provision of over-collateralization or another form of credit enhancement. As at October 31, 2025, the total assets in the single-seller conduit and multi-seller conduits amounted to $0.7 billion and $22.8 billion, respectively (2024: $0.6 billion and $16.9 billion, respectively).
We provide the multi-seller conduits with commercial paper backstop liquidity facilities. We may also provide securities distribution to multi-seller conduits, and to both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for the managed and administered multi-seller conduits require us to provide funding for ABCP not placed with external investors. We also may purchase ABCP issued by the multi-seller conduits for market-making purposes and, in respect of our U.S. ABCP conduits, hold some of the ABCP for voluntary risk retention purposes.
We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to the sponsored multi-seller conduits in Canada. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.
We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to mitigate the interest rate, basis, and currency risk within the conduit.
All fees earned in respect of activities with the conduits are on a market basis.
Third-party structured vehicles
We have investments in and provide loans, liquidity and credit facilities to third-party SEs. We also have investments in limited partnerships in which we generally are a passive investor of the limited partnerships as a limited partner, and in some cases, we are the co-general partner and have significant influence over the limited partnerships. Similar to other limited partners, we are obligated to provide funding up to our commitment level to these limited partnerships.
Loan financing
We provide interim financing for the purpose of future securitization and term senior financing to third-party SEs. The SE is established by a third-party investor, who provides the initial investment into the SE (the equity investors). The senior financing enables the SE to purchase a loan portfolio at the direction of a collateral manager during the warehousing phase of the securitization. The senior lenders are repaid by proceeds from the issuance of debt securities to investors when the deal closes or by the cash flows from the repayment of the underlying assets held by the SE or alternative financing obtained by the investor from third-party lenders.

141	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Community

Reinvestment Act investments
We hold debt and equity investments in limited liability entities to further our U.S.
Community Reinvestment Act
initiatives with a carrying value of $762 million (2024: $715 million). These entities invest in qualifying community development projects, including affordable housing projects that generate a return primarily by the realization of tax credits. Similar to other limited investors in these entities, we are obligated to provide funding up to our commitment level to these limited liability entities. As at October 31, 2025, the total assets of these limited liability entities were $11.2 billion (2024: $10.1 billion).
CIBC-managed investment funds
As indicated above, we establish investment funds, including mutual funds and pooled funds, to provide clients with investment opportunities and we may receive management fees and performance fees. We may hold insignificant amounts of fund units in these CIBC-managed funds. We do not consolidate these funds if we do not have significant variability of returns from our interests in these funds such that we are deemed to be an agent through our capacity as the investment manager, rather than a principal. We do not guarantee the performance of CIBC-managed investment funds. As at October 31, 2025, the total AUM in the non-consolidated CIBC-managed investment funds amounted to $191.5 billion (2024: $165.1 billion).
Capital vehicles
We purchase credit protection from capital vehicles on certain referenced loan assets, which issue guarantee-linked notes held only by third-party investors. We do not consolidate the capital vehicles and the underlying loan assets remain on the consolidated balance sheet.
Our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of CVA is not considered in the table below.

$ millions, as at October 31, 2025	Single-seller and multi-seller conduits		Third-party structured vehicles	Loan financing	Other (1)
On-balance sheet assets at carrying value (2)
Cash and non-interest-bearing deposits with banks	$–		$–	$–	$943
Securities	592		6,022	–	791
Loans	135		1,676	19,341	303
Investments in equity-accounted associates and joint ventures	–		51	–	1
Total	$727		$7,749	$19,341	$2,038
October 31, 2024	$377		$4,977	$10,640	$1,795
On-balance sheet liabilities at carrying value (2)
Deposits	$–		$–	$–	$948
Derivatives (3)	–		–	–	41
Other	–		–	–	267
Total	$–		$–	$–	$1,256
October 31, 2024	$–		$–	$–	$1,050
Maximum exposure to loss, net of hedges
Investments and loans	$727		$7,749	$19,341	$1,095
Notional of written derivatives, less fair value losses	–		–	–	18
Liquidity, credit facilities and commitments	22,197	(4)	2,065	10,428	201
Less: hedges of investments, loans and written derivatives exposure	–		–	–	(18)
Total	$22,924		$9,814	$29,769	$1,296
October 31, 2024	$17,014		$6,630	$19,166	$1,323

(1)	Includes Community Reinvestment Act -related investment vehicles, CIBC-managed investment funds, capital vehicles and third-party structured vehicles related to structured credit run-off.
(2)	Excludes SEs established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, FHLB, Federal Farm Credit Bank, and Student Loan Marketing Association.
(3)
Comprises written credit default swaps (CDS) and total return swaps (TRS) under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal client facilitation.

(4)
Excludes an additional $8.4 billion (2024: $6.2 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets. Also excludes $592 million (2024: $276 million) of our direct investments in the multi-seller conduits which we consider investment exposure.

We also hold investments in a variety of third-party investment funds, which include, but are not limited to, exchange-traded funds, mutual funds, and investment trusts. We buy and sell units of these investment funds as part of trading activities or client facilitation businesses that are managed as part of larger portfolios. We generally are a passive investor and are not the investment manager in any of these investment funds. We are not the sponsor of any third-party investment funds, nor do we have the power over key decision-making activities of the funds. Our maximum exposure to loss from our investments is limited to the carrying amounts of our investments and any unutilized commitment we have provided to these funds. In addition, we issue certain structured notes and enter into equity derivatives that are referenced to the return of certain investment funds. Accordingly, we do not include our interests in these third-party investment funds in the table above.
Financial support provided to structured entities
During the years ended October 31, 2025 and 2024, we have not provided any financial or non-financial support to any consolidated or unconsolidated structured entities when we were not contractually obligated to do so. Furthermore, we have no intention to provide such support in the future.
Derecognition of financial assets
We enter into transactions in the normal course of business in which we transfer recognized financial assets directly to third parties, but retain substantially all of the risks and rewards of those assets. The risks include credit, interest rate, foreign exchange, prepayment and other price risks whereas the rewards include income streams associated with the assets. Due to the retention of risks, the transferred financial assets are not derecognized and such transfers are accounted for as secured borrowing transactions.
The majority of our financial assets transferred to non-consolidated entities that do not qualify for derecognition are: (i) residential mortgage loans under securitization transactions; (ii) securities held by counterparties as collateral under repurchase agreements; and (iii) securities lent under securities lending agreements.

CIBC 2025 ANNUAL REPORT	142

Consolidated financial statements

Residential mortgage securitizations
We securitize fully insured fixed- and variable-rate residential mortgage pools through the creation of
National Housing Act
(NHA) MBS under the NHA MBS Program, sponsored by CMHC. Under the Canada Mortgage Bond Program, sponsored by CMHC, we sell MBS to a government-sponsored securitization trust that issues securities to investors. We do not consolidate the securitization trust. We may act as a counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have also sold MBS directly to CMHC under the Government of Canada’s Insured Mortgage Purchase Program.
The sale of mortgage pools that comprise the NHA MBS does not qualify for derecognition as we retain prepayment, credit, and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards. As a result, the mortgages remain on our consolidated balance sheet and are carried at amortized cost. We also recognize the cash proceeds from the securitization as Deposits – Secured borrowings.
The sale of certain purchased mortgage pools that comprise the NHA MBS qualify for derecognition as we have transferred substantially all the risk and rewards associated with the mortgages. During the year ended October 31, 2025, we transferred loans that qualified for derecognition, where a net gain of $17 million (2024: nil) was realized and included in the consolidated statement of income. As at October 31, 2025, we retain residual interests associated with the transferred loans representing our continuing involvement, with a carrying value of $199 million included in Other assets (2024: nil).
Securities held by counterparties as collateral under repurchase agreements
We enter into arrangements whereby we sell securities but enter into simultaneous arrangements to repurchase the securities at a fixed price on a future date, thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.
Securities lent for cash collateral or for securities collateral
We enter into arrangements whereby we lend securities but with arrangements to receive the securities at a future date, thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.
The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at October 31		2025		2024
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgage securitizations (1)	$14,368	$14,426	$14,612	$14,598
Securities held by counterparties as collateral under repurchase agreements (2)	104,799	104,799	72,433	72,433
Securities lent for cash collateral (2)	1,507	1,507	2,637	2,637
Securities lent for securities collateral (2)	21,420	21,420	21,712	21,712
Transferred financial assets	$142,094	$142,152	$111,394	$111,380
Associated liabilities (3)	$142,478	$142,443	$111,704	$111,655

(1)
Consists mainly of Canadian residential mortgage loans transferred to Canada Housing Trust. Certain cash in transit balances related to the securitization process amounting to $470 million (2024: $410 million) have been applied to reduce these balances.

(2)
Does not include over-collateralization of assets pledged. Repurchase and securities lending arrangements are conducted with both CIBC-owned and third-party assets on a pooled basis. The carrying amounts represent an estimated allocation related to the transfer of our own financial assets.

(3)	Includes the obligation to return off-balance sheet securities collateral on securities lent and fair value hedge basis adjustments.

Note 7	Property and equipment

$ millions, as at or for the year ended October 31		Right-of- use assets	Land and buildings (1)	Computer equipment	Office furniture, equipment and other (1)	Leasehold improvements (1)	Total
2025	Cost
	Balance at beginning of year	$2,933	$831	$1,087	$956	$1,670	$7,477
	Additions (2)	236	46	68	134	200	684
	Disposals (3)	(120)	(14)	(231)	(83)	(47)	(495)
	Adjustments (4)	5	1	2	3	2	13
	Balance at end of year	$3,054	$864	$926	$1,010	$1,825	$7,679
2024	Balance at end of year	$2,933	$831	$1,087	$956	$1,670	$7,477
2025	Accumulated depreciation
	Balance at beginning of year	$1,290	$359	$897	$547	$1,025	$4,118
	Depreciation and impairment	269	19	85	60	85	518
	Disposals (3)	(90)	(7)	(230)	(35)	(44)	(406)
	Adjustments (4)	2	1	1	1	1	6
	Balance at end of year	$1,471	$372	$753	$573	$1,067	$4,236
2024	Balance at end of year	$1,290	$359	$897	$547	$1,025	$4,118
	Net book value
	As at October 31, 2025	$1,583	$492	$173	$437	$758	$3,443
	As at October 31, 2024	$1,643	$472	$190	$409	$645	$3,359

(1)	Includes $427 million (2024: $196 million) of work-in-progress not subject to depreciation.
(2)	Includes impact of lease modifications.
(3)	Includes write-offs of fully depreciated assets.
(4)	Includes foreign currency translation adjustments.
Cost
of net additions and disposals during the year was: Canadian Personal and Business
Banking
net additions of $
218
 million (2024: net additions of $
246
 million); Canadian Commercial Banking and Wealth Management net additions of $
1
 million (2024: net additions of $
21
 million); U.S. Commercial Banking and Wealth Management net disposals of $
23
 million (2024: net additions of $
64
 million); Capital Markets net additions of $
20
 million (2024: net additions of $
30
 million); and Corporate and Other net disposals of $
27
 million (2024: net additions of $
107
 million).

143	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Note 8	Goodwill, software and other intangible assets

Goodwill
The carrying amount of goodwill is reviewed for impairment annually as at August 1 and whenever there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. Goodwill is allocated to CGUs for the purposes of impairment testing based on the lowest level for which identifiable cash inflows are largely independent of cash inflows from other assets or groups of assets. The goodwill impairment test is performed by comparing the recoverable
amount of the CGU to which goodwill has been allocated with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.
We have two significant CGUs to which goodwill has been allocated. The changes in the carrying amount of goodwill are allocated to each CGU as follows:

		CGUs
$ millions, as at or for the year ended October 31		Canadian Wealth Management	U.S. Commercial Banking and Wealth Management	Other	Total
2025	Balance at beginning of year	$884	$4,318	$241	$5,443
	Impairment	–	–	–	–
	Adjustments (1)	–	31	1	32
	Balance at end of year	$884	$4,349	$242	$5,475
2024	Balance at beginning of year	$884	$4,300	$241	$5,425
	Impairment	–	–	–	–
	Adjustments (1)	–	18	–	18
	Balance at end of year	$884	$4,318	$241	$5,443

(1)	Includes foreign currency translation adjustments.

Impairment testing of goodwill and key assumptions
U.S. Commercial Banking and Wealth Management
The recoverable amount of the U.S. Commercial Banking and Wealth Management CGU (including The PrivateBank and Geneva Advisors) is based on a value in use calculation using a five-year cash flow projection approved by management, and an estimate of the capital required to be maintained to support ongoing operations.
We have determined that for the impairment testing performed as at August 1, 2025, the estimated recoverable amount of the U.S. Commercial Banking and Wealth Management CGU was in excess of its carrying amount. As a result, no impairment charge was recognized during 2025.
A terminal growth rate of 4.4% as at August 1, 2025 (August 1, 2024: 4.5%) was applied to the years after the five-year forecast. All of the forecasted cash flows were discounted at an after-tax rate of 10.1% as at August 1, 2025 (12.3% pre-tax)
,
which we believe to be a risk-adjusted discount rate appropriate to U.S. Commercial Banking and Wealth Management (we used an after-tax rate of 10.0% as at August 1, 2024). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate; (ii) an equity risk premium; and (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region. The terminal growth rate was based on management’s expectations of real growth and forecasted inflation rates.
If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.
Estimation of the recoverable amount is an area of significant judgment. The recoverable amount is estimated using an internally developed model, which requires the use of significant assumptions, including forecasted earnings, a discount rate, a terminal growth rate and forecasted regulatory capital requirements. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rate either in isolation or in any combination thereof.
Canadian Wealth Management
The recoverable amount of the Canadian Wealth Management CGU is based on a fair value less cost to sell calculation. The fair value is estimated using an earnings-based approach whereby the forecasted earnings are based on the Wealth Management internal plan
,
which was approved by management and covers a three-year period. The calculation incorporates the forecasted earnings multiplied by an earnings multiple derived from observable price-to-earnings multiples of comparable wealth management institutions. The price-to-earnings multiples of those comparable wealth management institutions ranged from 7.3 to 14.6 as at August 1, 2025 (August 1, 2024: 5.7 to 12.4).
We have determined that the estimated recoverable amount of the Canadian Wealth Management CGU was in excess of its carrying amount as at August 1, 2025. As a result, no impairment charge was recognized during 2025.
If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.
Other
The goodwill relating to the Other CGUs, which includes the CIBC Caribbean CGU, is comprised of amounts which individually are not considered to be significant. We have determined that for the impairment testing performed as at August 1, 2025, the estimated recoverable amount of each of these CGUs was in excess of their carrying amounts.
Allocation to strategic business units
Goodwill of $5,475 million (2024: $5,443 million) is allocated to the SBUs as follows: Canadian Commercial Banking and Wealth Management of $954 million (2024: $954 million), Corporate and Other of $101 million (2024: $100 million), U.S. Commercial Banking and Wealth Management of $4,349 million (2024: $4,318 million), Capital Markets of $64 million (2024: $64 million), and Canadian Personal and Business Banking of $7 million (2024: $7 million).

CIBC 2025 ANNUAL REPORT	144

Consolidated financial statements

Software and other intangible assets
The carrying amount of indefinite-lived intangible assets includes $116 million (2024: $116 million) of contract based intangible assets that represent management contracts purchased as part of past acquisitions.
The components of finite-lived software
and
other intangible assets are as follows:

$ millions, as at or for the year ended October 31		Software (1)	Core deposit intangibles (2)	Contract based	Customer relationships (3)	Total
2025	Gross carrying amount
	Balance at beginning of year	$5,705	$53	$11	$381	$6,150
	Additions	719	–	–	–	719
	Disposals (4)	(67)	(20)	–	(4)	(91)
	Adjustments (5)	3	1	–	1	5
	Balance at end of year	$6,360	$34	$11	$378	$6,783
2024	Balance at end of year	$5,705	$53	$11	$381	$6,150
2025	Accumulated amortization
	Balance at beginning of year	$3,190	$43	$9	$194	$3,436
	Amortization and impairment (6)	615	5	1	39	660
	Disposals (4)	(67)	(20)	–	(4)	(91)
	Adjustments (5)	(2)	1	–	1	–
	Balance at end of year	$3,736	$29	$10	$230	$4,005
2024	Balance at end of year	$3,190	$43	$9	$194	$3,436
	Net book value
	As at October 31, 2025	$2,624	$5	$1	$148	$2,778
	As at October 31, 2024	$2,515	$10	$2	$187	$2,714

(1)	Includes $1,078 million (2024: $1,062 million) of work-in-progress not subject to amortization.
(2)	Acquired as part of the acquisition of The PrivateBank.
(3)	Represents customer relationships associated with past acquisitions including of the Canadian Costco credit card portfolio in 2022.
(4)	Includes write-offs of fully amortized assets.
(5)	Includes foreign currency translation.
(6)	Includes impairment of work-in-progress.
Net additions and disposals of gross carrying amount during the year were: Canadian Personal and Business Banking net additions of $5 million (2024: net additions of $1 million); Canadian Commercial Banking and Wealth Management net additions of nil (2024: net disposals of $1 million); U.S. Commercial Banking and Wealth Management net additions of $26 million (2024: net disposals of $55 million); Capital Markets net additions of $1 million (2024: net additions of $1 million); and Corporate and Other net additions of $596 million (2024: net additions of $39 million).

Note 9	Other assets

$ millions, as at October 31	2025	2024
Accrued interest receivable	$4,169	$4,213
Defined benefit asset (Note 17)	1,678	1,378
Precious metals (1)	6,492	4,195
Brokers’ client accounts	11,745	7,967
Current tax receivable	2,912	2,611
Other prepayments	595	588
Derivative collateral receivable	8,132	7,067
Accounts receivable	1,698	1,238
Carbon emission allowances (2)	649	11
Other (2)(3)	1,735	1,594
Total other assets	$39,805	$30,862

(1)	Includes gold and silver bullion that are measured at fair value using unadjusted market prices quoted in active markets.
(2)	Carbon emission allowances were previously presented within Other. Prior year amounts have been revised to conform to the presentation adopted in 2025.
(3)
Includes investments in subleases of $619 million as at October 31, 2025 (2024: $625 million). For the year ended October 31, 2025, finance income related to our investments in subleases was $42 million (2024: $43 million). Future lease payments receivable are $546 million over the next five years, and $329 million thereafter until expiry of the subleases.

145	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Note 10	Deposits (1)(2)

$ millions, as at October 31	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)(6)	2025 Total	2024 Total
Personal	$15,185	$145,592	$97,362	$258,139	$252,894
Business and government (7)	109,376	128,092	219,816	457,284	435,499
Bank	17,649	337	8,737	26,723	20,009
Secured borrowings (8)	–	–	65,978	65,978	56,455
Total deposits	$142,210	$274,021	$391,893	$808,124	$764,857
Comprises:
Held at amortized cost				$764,401	$725,849
Designated at fair value				43,723	39,008
Total deposits				$808,124	$764,857
Deposits include: (9)
Non-interest-bearing deposits
Canada				$91,074	$84,460
U.S.				12,894	12,927
Other international				5,963	5,691
Interest-bearing deposits
Canada				549,270	526,186
U.S.				107,607	101,141
Other international				41,316	34,452
Total deposits				$808,124	$764,857

(1)	Includes deposits of $298.3 billion (2024: $288.4 billion) denominated in U.S. dollars and deposits of $70 billion (2024: $52.9 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $0.5 billion (2024: $0.6 billion).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)
Includes $67.0 billion (2024: $61.1 billion) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)
Includes $17.3 billion (2024: $15.5 billion) of structured note liabilities that were sold upon issuance to third-party financial intermediaries, who may resell the notes to retail investors in foreign jurisdictions.

(8)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.
(9)	Classification is based on geographical location of the CIBC office.

Note 11	Other liabilities

$ millions, as at October 31	2025	2024
Accrued interest payable	$3,999	$4,982
Defined benefit liability (Note 17)	457	460
Gold and silver certificates	220	158
Brokers’ client accounts	6,566	5,951
Derivative collateral payable	5,799	4,459
Negotiable instruments	970	1,079
Accrued employee compensation and benefits	5,073	3,899
Accounts payable and accrued expenses	3,461	3,202
Other (1)(2)	8,262	5,971
Total other liabilities	$34,807	$30,161

(1)
Includes the carrying value of our lease liabilities, which was $1,981 million
as at October 31, 2025 (2024: $2,028 million). The undiscounted cash flows related to the contractual maturity of our lease liabilities are $336 million for the period less than 1 year, $1,076 million
between years 1-5, and $997

million
thereafter until expiry of the leases. During the year ended October 31, 2025, interest expense on lease liabilities was $71 million (2024: $72 million).

(2)	Includes customers’ liability under acceptances of $10 million (2024: $6 million). Prior year amounts have been revised to conform to the presentation adopted in 2025.

Note 12	Derivative instruments

As described in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2025		2024
	Assets	Liabilities	Assets	Liabilities
Trading (Note 2)	$34,032	$39,237	$33,485	$39,847
ALM (Note 2) (1)	4,320	2,174	2,950	807
Total	$38,352	$41,411	$36,435	$40,654

(1)	Comprised of derivatives that qualify for hedge accounting under IAS 39 and derivatives used for economic hedges.

CIBC 2025 ANNUAL REPORT	146

Consolidated financial statements

Derivatives used by CIBC
The majority of our derivative contracts are OTC transactions, which consist of: (i) contracts that are bilaterally negotiated and settled between CIBC and the counterparty to the contract; and (ii) contracts that are bilaterally negotiated and then cleared through a central counterparty (CCP). Bilaterally negotiated and settled contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) agreement with collateral posting arrangements between CIBC and its counterparties. Terms are negotiated directly with counterparties and the contracts have industry-standard settlement mechanisms prescribed by ISDA. Centrally cleared contracts are generally bilaterally negotiated and then novated to, and cleared through, a CCP. The industry promotes the use of CCPs to clear OTC trades. The central clearing of derivative contracts generally facilitates the reduction of credit exposures due to the ability to net settle offsetting positions. Consequently, derivative contracts cleared through CCPs generally attract less capital relative to those settled with non-CCPs.
The remainder of our derivative contracts are exchange-traded derivatives, which are standardized in terms of their amounts and settlement dates, and are bought and sold on organized and regulated exchanges. These exchange-traded derivative contracts consist primarily of options and futures.
Interest rate derivatives
Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain forward rate agreements are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.
Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.
Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, to either buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument has a market price which varies in response to changes in interest rates. Options are transacted in both OTC and exchange-traded markets.
Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted through an exchange.
Foreign exchange derivatives
Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts except that they are in standard currency amounts with standard settlement dates and are transacted through an exchange.
Foreign exchange swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a currency is simultaneously purchased in the spot market and sold for a different currency in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
Credit derivatives
Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS and certain TRS.
CDS contracts provide protection against the decline in value of a reference asset as a result of specified credit events such as default or bankruptcy. These derivatives are similar in structure to an option whereby the purchaser pays a premium to the seller of the CDS contract in return for payment contingent on the occurrence of a credit event. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference asset at the time of settlement. Neither the purchaser nor the seller under the CDS contract has recourse to the entity that issued the reference asset. Certain CDS contracts are cleared through a CCP.
In credit derivative TRS contracts, one counterparty agrees to pay or receive cash amounts based on the returns of a reference asset, including interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Upon the occurrence of a credit event, the parties may either exchange cash payments according to the value of the defaulted assets or exchange cash based on the notional amount for physical delivery of the defaulted assets.
Equity derivatives
Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock in exchange for amounts that are based either on prevailing market funding rates or changes in the value of a different stock index, basket of stocks or a single stock. These contracts generally include payments in respect of dividends.
Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or a single stock at a contracted price. Options are transacted in both OTC and exchange markets.
Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is generally no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Precious metal and other commodity derivatives
We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.

147	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Notional amounts
The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.
The following table presents the notional amounts of derivative instruments:

$ millions, as at October 31						2025		2024
	Residual term to contractual maturity
	Less than 1 year	1 to 5 years	Over 5 years	Total notional amounts	Trading	ALM	Trading	ALM
Interest rate derivatives
Over-the-counter
Forward rate agreements	$11,943	$370	$1	$12,314	$12,132	$182	$9,420	$55
Centrally cleared forward rate agreements	85,716	36,273	–	121,989	121,989	–	88,699	–
Swap contracts	60,103	173,279	115,227	348,609	322,574	26,035	273,138	18,882
Centrally cleared swap contracts	4,527,608	2,499,849	1,532,881	8,560,338	7,626,410	933,928	4,805,504	921,539
Purchased options	102,507	28,507	2,121	133,135	130,705	2,430	47,772	644
Written options	103,715	31,717	2,605	138,037	137,750	287	54,189	43
	4,891,592	2,769,995	1,652,835	9,314,422	8,351,560	962,862	5,278,722	941,163
Exchange-traded
Futures contracts	29,936	5,372	–	35,308	35,258	50	16,112	6
Purchased options	1,121	–	–	1,121	1,121	–	1,069	–
Written options	121	–	–	121	121	–	4,069	–
	31,178	5,372	–	36,550	36,500	50	21,250	6
Total interest rate derivatives	4,922,770	2,775,367	1,652,835	9,350,972	8,388,060	962,912	5,299,972	941,169
Foreign exchange derivatives
Over-the-counter
Forward contracts	1,107,993	31,812	1,582	1,141,387	1,126,831	14,556	851,206	14,723
Swap contracts	280,000	311,127	175,966	767,093	666,914	100,179	567,930	71,540
Purchased options	82,699	2,103	–	84,802	84,802	–	72,180	–
Written options	82,965	2,760	–	85,725	85,125	600	82,384	678
	1,553,657	347,802	177,548	2,079,007	1,963,672	115,335	1,573,700	86,941
Exchange-traded
Futures contracts	60	–	–	60	60	–	352	–
Purchased options	541	–	–	541	541	–	67	–
Written options	423	–	–	423	423	–	292	–
	1,024	–	–	1,024	1,024	–	711	–
Total foreign exchange derivatives	1,554,681	347,802	177,548	2,080,031	1,964,696	115,335	1,574,411	86,941
Credit derivatives
Over-the-counter
Credit default swap contracts – protection purchased	1,565	1,414	185	3,164	3,164	–	2,782	19
Centrally cleared credit default swap contracts – protection purchased	36	2,836	2,092	4,964	4,964	–	3,071	–
Credit default swap contracts – protection sold	103	520	103	726	726	–	936	–
Centrally cleared credit default swap contracts – protection sold	–	1,556	1,394	2,950	2,950	–	1,743	–
Total credit derivatives	1,704	6,326	3,774	11,804	11,804	–	8,532	19
Equity derivatives
Over-the-counter	117,883	62,742	1,282	181,907	178,673	3,234	163,965	2,357
Exchange-traded	78,747	54,757	984	134,488	134,488	–	159,341	–
Total equity derivatives	196,630	117,499	2,266	316,395	313,161	3,234	323,306	2,357
Precious metal and other commodity derivatives
Over-the-counter	57,167	26,283	949	84,399	84,396	3	83,474	13
Centrally cleared commodity derivatives	183	169	–	352	352	–	336	–
Exchange-traded	32,261	11,708	455	44,424	44,424	–	32,094	–
Total precious metal and other commodity derivatives	89,611	38,160	1,404	129,175	129,172	3	115,904	13
Total notional amount	$6,765,396	$3,285,154	$1,837,827	$11,888,377	$10,806,893	$1,081,484	$7,322,125	$1,030,499
Of which:
Over-the-counter	$6,622,186	$3,213,317	$1,836,388	$11,671,891	$10,590,457	$1,081,434	$7,108,729	$1,030,493
Exchange-traded	143,210	71,837	1,439	216,486	216,436	50	213,396	6
Risk
In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.
Market risk
Derivatives are financial instruments where
valuation
is linked to changes in interest rates, foreign exchange rates, equity, commodity, credit prices, volatilities, indices or other underlying factors. Changes in value as a result of the aforementioned risk factors are referred to as market risk.
Market risk arising from derivative trading activities is managed in order to mitigate risk in line with CIBC’s risk appetite. To manage market risk, we set market risk limits and may enter into hedging transactions.

CIBC 2025 ANNUAL REPORT	148

Consolidated financial statements

Credit risk
Credit risk arises from the potential for a counterparty to default on its contractual obligations and the possibility that prevailing market conditions are such that a loss would occur in replacing the defaulted transaction.
We limit the credit risk of OTC derivatives through the use of ISDA master netting agreements, collateral, CCPs and other credit mitigation techniques. We clear eligible derivatives through CCPs in accordance with various global initiatives. Where feasible, we novate existing bilaterally negotiated and settled derivatives to a CCP in an effort to reduce CIBC’s credit risk exposure. We establish counterparty credit limits and limits for CCP exposures based on a counterparty’s creditworthiness and the type of trading relationship with each counterparty (underlying agreements, business volumes, product types, tenors, etc.).
We negotiate netting agreements to contain the build-up of credit exposure resulting from multiple transactions with more active counterparties. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty, in the case of a counterparty default. A number of these agreements incorporate a Credit Support Annex, which is a bilateral security agreement that, among other things, provides for the exchange of collateral between parties in the event that one party’s exposure to the other exceeds agreed upon thresholds.
Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, whose CCPs assume the obligations of both counterparties. Similarly, swaps that are centrally cleared represent limited credit risk because these transactions are novated to the CCP, which assumes the obligations of the original bilateral counterparty. All exchange-traded and centrally cleared contracts are subject to initial margin and daily settlement of variation margins, designed to protect participants from losses incurred from a counterparty default.
A CVA is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.
The following table summarizes our credit exposure arising from derivatives, which includes the current replacement cost, credit equivalent amount and risk-weighted amount.
For the majority of OTC derivative transactions, we use the internal model method (IMM) for the determination of the EAD, using models that simulate the underlying risk factors and reflect netting and collateral agreements. For the minority of derivative transactions where we do not have regulatory approval to use IMM, we used the standardized approach for counterparty credit risk (SA-CCR).

$ millions, as at October 31					2025					2024
	Current replacement cost (1)			Credit equivalent amount (2)	Risk- weighted amount	Current replacement cost (1)			Credit equivalent amount (2)	Risk- weighted amount
	Trading	ALM	Total			Trading	ALM	Total
Interest rate derivatives
Over-the-counter
Forward rate agreements	$3	$6	$9	$32	$15	$2	$1	$3	$31	$15
Swap contracts	1,311	95	1,406	3,921	1,047	1,070	131	1,201	3,016	710
Purchased options	30	4	34	118	45	22	1	23	68	24
Written options	4	2	6	50	14	2	1	3	20	6
	1,348	107	1,455	4,121	1,121	1,096	134	1,230	3,135	755
Exchange-traded	1	–	1	80	3	2	–	2	35	1
Total interest rate derivatives	1,349	107	1,456	4,201	1,124	1,098	134	1,232	3,170	756
Foreign exchange derivatives
Over-the-counter
Forward contracts	1,658	72	1,730	5,954	2,019	1,923	308	2,231	5,985	2,010
Swap contracts	305	527	832	3,092	560	326	512	838	2,818	482
Purchased options	164	–	164	487	147	183	–	183	498	171
Written options	24	–	24	226	77	19	–	19	165	52
	2,151	599	2,750	9,759	2,803	2,451	820	3,271	9,466	2,715
Exchange-traded	–	–	–	1,697	68	–	–	–	499	20
Total foreign exchange derivatives	2,151	599	2,750	11,456	2,871	2,451	820	3,271	9,965	2,735
Credit derivatives
Over-the-counter
Credit default swap contracts
– protection purchased	2	–	2	164	16	2	–	2	121	14
– protection sold	–	–	–	17	4	–	–	–	18	4
Total credit derivatives	2	–	2	181	20	2	–	2	139	18
Equity derivatives
Over-the-counter	320	32	352	5,841	1,338	365	59	424	4,179	1,048
Exchange-traded	922	–	922	5,073	155	1,364	–	1,364	5,502	161
Total equity derivatives	1,242	32	1,274	10,914	1,493	1,729	59	1,788	9,681	1,209
Precious metal and other commodity derivatives
Over-the-counter	1,766	7	1,773	3,465	1,540	1,165	30	1,195	2,406	956
Exchange-traded	6	–	6	2,595	104	83	–	83	1,930	77
Total precious metal and other commodity derivatives	1,772	7	1,779	6,060	1,644	1,248	30	1,278	4,336	1,033
RWA related to non-trade exposures to central counterparties					534					414
RWA related to CVA capital charge					3,057					3,381
Total derivatives	$6,516	$745	$7,261	$32,812	$10,743	$6,528	$1,043	$7,571	$27,291	$9,546

(1)	Current replacement cost reflects the current mark-to-market value of derivatives offset by eligible financial collateral, where present.
(2)
Under IMM, expected effective positive exposure (EEPE) is used, which computes, through simulation, the expected exposures with consideration to the expected movements in underlying risk factor and netting/collateral agreements. The EAD is calculated as EEPE multiplied by the prescribed alpha factor of 1.4. The EAD under
SA-CCR
is calculated as the sum of replacement cost and potential future exposure, multiplied by the prescribed alpha factor of 1.4.

149	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

The following table presents the current replacement cost of derivatives by geographic region based on the location of the derivative counterparty:

$ millions, as at October 31				2025				2024
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
Derivative instruments
By counterparty type
Financial institutions	$1,072	$1,407	$931	$3,410	$1,389	$1,826	$1,102	$4,317
Governments	590	16	62	668	796	–	54	850
Corporate	1,870	861	452	3,183	1,524	409	471	2,404
Total derivative instruments	$3,532	$2,284	$1,445	$7,261	$3,709	$2,235	$1,627	$7,571

Note 13	Designated accounting hedges

Hedge accounting
We apply hedge accounting as part of managing the market risk of certain non-trading portfolios arising from changes due to interest rates, foreign exchange rates, and equity market prices. See the shaded sections in “Non-trading activities” in the MD&A for further information on our risk management strategy for these risks. See Note 12 for further information on the derivatives used by CIBC.
Interest rate risk
The majority of our derivative contracts used to hedge certain exposures to benchmark interest rate risk are interest rate swaps. For fair value hedges, we convert our fixed interest rate exposures from the hedged financial instruments to floating interest rate exposures. For cash flow hedges, we convert certain exposures to cash flow variability from our variable rate instruments to fixed interest rate exposures.
Foreign currency risk
For our fair value hedges, we mainly use various combinations of cross-currency interest rate swaps and interest rate swaps to hedge our exposures to foreign currency risk together with interest rate risk, converting our fixed foreign currency rate exposures to floating functional currency rate exposures.
For our cash flow hedges, the majority of our derivative contracts are used to hedge our exposures to cash flow variability arising from fluctuations in foreign exchange rates, and mainly consist of cross-currency interest rate swaps.
For NIFO hedges, we use a combination of foreign denominated deposit liabilities and foreign exchange forwards to manage our foreign currency exposure of our NIFOs with a functional currency other than the Canadian dollar.
Equity price risk
We use cash-settled TRS in designated cash flow hedge relationships to hedge changes in CIBC’s share price in respect of certain cash-settled share-based compensation awards. Note 16 provides details on our cash-settled share-based compensation plans.
For the hedge relationships described above, hedge effectiveness is assessed at the inception of the hedge relationship and on an ongoing basis, primarily using the dollar offset method. The sources of hedge ineffectiveness are mainly attributed to the following:
•	Utilization of hedging instruments that have a non-zero fair value at the inception of the hedge relationship;
•	Differences in fixed rates, when contractual coupons of the fixed rate hedged items are designated;
•	Differences in the discounting factors between the hedged item and the hedging instruments arising from different rate reset frequencies and timing of cash flows; and
•
Differences in the discount curves to determine the basis adjustments of the hedged items and the fair value of the hedging derivatives, including from the application of CVA to the valuation of derivatives when they are applicable.

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Consolidated financial statements

Designated hedging instruments
The following table provides a summary of financial instruments designated as hedging instruments:

		Notional amount of the hedging instrument (1)	Maturity range			Fair value of the hedging derivatives		Gains (losses) on changes in fair value used for calculating hedge ineffectiveness
$ millions, as at October 31			Less than 1 year	1-5 years	Over 5 years	Assets	Liabilities
2025	Cash flow hedges
	Foreign exchange risk
	Cross-currency interest rate swaps	$40,826	$21,322	$19,504	$–	$1,383	$419	$686
	Interest rate risk
	Interest rate swaps	53,148	1,052	49,251	2,845	–	7	568
	Equity share price risk
	Equity swaps	2,836	2,836	–	–	150	2	713
		$96,810	$25,210	$68,755	$2,845	$1,533	$428	$1,967
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	$8,934	$8,934	$–	$–	$55	$107	$(64)
	Deposits (2)	32,799	32,799	–	–	n/a	n/a	(233)
		$41,733	$41,733	$–	$–	$55	$107	$(297)
	Fair value hedges
	Interest rate risk
	Interest rate swaps	$206,770	$86,092	$83,050	$37,628	$43	$988	$(158)
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	58,556	17,314	33,774	7,468	2,667	526	63
	Interest rate swaps	29,331	8,146	18,720	2,465	–	1	315
		$294,657	$111,552	$135,544	$47,561	$2,710	$1,515	$220
	Total	$433,200	$178,495	$204,299	$50,406	$4,298	$2,050	$1,890
2024	Cash flow hedges
	Foreign exchange risk
	Cross-currency interest rate swaps	$29,207	$14,559	$14,648	$–	$1,008	$366	$713
	Interest rate risk
	Interest rate swaps	41,233	1,462	38,178	1,593	–	8	1,625
	Equity share price risk
	Equity swaps	2,087	1,810	277	–	156	3	920
		$72,527	$17,831	$53,103	$1,593	$1,164	$377	$3,258
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	$7,658	$7,658	$–	$–	$15	$106	$(51)
	Deposits (2)	32,084	32,084	–	–	n/a	n/a	(216)
		$39,742	$39,742	$–	$–	$15	$106	$(267)
	Fair value hedges
	Interest rate risk
	Interest rate swaps	$267,334	$118,011	$117,322	$32,001	$77	$926	$(2,116)
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	41,491	13,249	25,647	2,595	1,617	758	51
	Interest rate swaps	21,336	6,591	14,257	488	–	15	694
		$330,161	$137,851	$157,226	$35,084	$1,694	$1,699	$(1,371)
	Total	$442,430	$195,424	$210,329	$36,677	$2,873	$2,182	$1,620

(1)
For some hedge relationships, we apply a combination of derivatives to hedge the underlying exposures; therefore, the notional amounts of the derivatives generally exceed the carrying amount of the hedged items.

(2)	Notional amount represents the principal amount of deposits as at October 31, 2025 and October 31, 2024.
n/a	Not applicable.

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The following table provides the average rate or price of the hedging derivatives:

As at October 31			Average exchange rate (1)		Average fixed interest rate (1)	Average share price
2025	Cash flow hedges
	Foreign exchange risk
	Cross-currency interest rate swaps	AUD – CAD	0.90		n/a	n/a
		EUR – CAD	1.53		n/a	n/a
		GBP – CAD	1.77		n/a	n/a
	Interest rate risk
	Interest rate swaps		n/a	CAD	2.83%	n/a
			n/a	USD	3.68%	n/a
	Equity share price risk
	Equity swaps		n/a		n/a	$89.81
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	AUD – CAD	0.93		n/a	n/a
		HKD – CAD	0.18		n/a	n/a
	Fair value hedges
	Interest rate risk
	Interest rate swaps		n/a	CAD	2.90%	n/a
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	EUR – CAD	1.50		0.94%	n/a
		CHF – CAD	1.41		n/a	n/a
		USD – CAD	1.42		2.56%	n/a
	Interest rate swaps		n/a	CHF	0.26%	n/a
			n/a	EUR	1.24%	n/a
			n/a	GBP	1.14%	n/a
			n/a	USD	3.82%	n/a
2024	Cash flow hedges
	Foreign exchange risk
	Cross-currency interest rate swaps	AUD – CAD	0.91		n/a	n/a
		EUR – CAD	1.47		n/a	n/a
		GBP – CAD	1.70		n/a	n/a
	Interest rate risk
	Interest rate swaps		n/a	CAD	3.44%	n/a
			n/a	USD	4.09%	n/a
	Equity share price risk
	Equity swaps		n/a		n/a	$72.68
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	AUD – CAD	0.92		n/a	n/a
		HKD – CAD	0.18		n/a	n/a
	Fair value hedges
	Interest rate risk
	Interest rate swaps		n/a	CAD	3.71%	n/a
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	EUR – CAD	1.46		0.63%	n/a
		CHF – CAD	1.38		n/a	n/a
		USD – CAD	1.32		2.06%	n/a
	Interest rate swaps		n/a	CHF	0.23%	n/a
			n/a	EUR	0.89%	n/a
			n/a	GBP	0.82%	n/a

(1)	Includes average foreign exchange rates and interest rates relating to significant hedging relationships.
n/a	Not applicable.

CIBC 2025 ANNUAL REPORT	152

Consolidated financial statements

Designated hedged items
The following table provides information on designated hedged items:

		Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item		Gains (losses) on change in fair value used for calculating hedge ineffectiveness
$ millions, as at or for the year ended October 31		Assets	Liabilities	Assets	Liabilities
2025	Cash flow hedges (1)
	Foreign exchange risk
	Deposits	$–	$22,807	n/a	n/a	$(687)
	Interest rate risk
	Loans	53,148	–	n/a	n/a	(565)
	Equity share price risk
	Share-based payment	–	2,824	n/a	n/a	(713)
		$53,148	$25,631	n/a	n/a	$(1,965)
	NIFO hedges	$41,733	$–	n/a	n/a	$297
	Fair value hedges (2)
	Interest rate risk
	Securities	$85,323	$–	$931	$–	$1,114
	Loans	11,014	–	97	–	(186)
	Deposits	–	99,987	–	(664)	(741)
	Subordinated indebtedness	–	5,530	–	142	(60)
	Foreign exchange / interest rate risk
	Securities	14	–	–	–	–
	Deposits	–	31,903	–	(375)	(372)
		$96,351	$137,420	$1,028	$(897)	$(245)
2024	Cash flow hedges (1)
	Foreign exchange risk
	Deposits	$–	$16,524	n/a	n/a	$(710)
	Interest rate risk
	Loans	41,233	–	n/a	n/a	(1,622)
	Equity share price risk
	Share-based payment	–	2,074	n/a	n/a	(920)
		$41,233	$18,598	n/a	n/a	$(3,252)
	NIFO hedges	$39,742	$–	n/a	n/a	$267
	Fair value hedges (2)
	Interest rate risk
	Securities	$72,816	$–	$(115)	$–	$3,446
	Loans	51,302	–	770	–	1,057
	Deposits	–	133,104	–	(1,142)	(2,135)
	Subordinated indebtedness	–	6,189	–	96	(207)
	Foreign exchange / interest rate risk
	Deposits	–	21,531	–	(733)	(741)
		$124,118	$160,824	$655	$(1,779)	$1,420

(1)	As at October 31, 2025, the amount remaining in AOCI related to discontinued cash flow hedges was a net gain of $544 million (2024: net loss of $198 million).
(2)
As at October 31, 2025, the accumulated fair value hedge net asset adjustment remaining on the consolidated balance sheet related to discontinued fair value hedges was $126 million (2024: net liability adjustment of $286 million).

n/a	Not applicable.
Hedge accounting gains (losses) in the consolidated statement of comprehensive income

$ millions, for the year ended October 31		Beginning balance of AOCI – hedge reserve (after-tax)	Change in the value of the hedging instrument recognized in OCI (before-tax)	Amount reclassified from accumulated OCI to income (before-tax) (1)	Tax benefit (expense)	Ending balance of AOCI hedge reserve (after-tax)	Hedge ineffectiveness gains (losses) recognized in income
2025	Cash flow hedges
	Foreign exchange risk	$(20)	$687	$(672)	$(4)	$(9)	$(1)
	Interest rate risk	396	565	79	(179)	861	3
	Equity share price risk	133	713	(692)	(6)	148	–
		$509	$1,965	$(1,285)	$(189)	$1,000	$2
	NIFO hedges – foreign exchange risk
	Hedges of net investment in foreign operations	$(3,215)	$(297)	$–	$(68)	$(3,580)	$–
2024	Cash flow hedges
	Foreign exchange risk	$(27)	$710	$(701)	$(2)	$(20)	$3
	Interest rate risk	(970)	1,622	270	(526)	396	3
	Equity share price risk	(29)	920	(696)	(62)	133	–
		$(1,026)	$3,252	$(1,127)	$(590)	$509	$6
	NIFO hedges – foreign exchange risk
	Hedges of net investment in foreign operations	$(2,948)	$(267)	$–	$–	$(3,215)	$–

(1)	During the year ended October 31, 2025, the amount reclassified from AOCI to net income for cash flow hedges of forecasted transactions that were no longer expected to occur was nil (2024: nil).

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Hedge accounting gains (losses) in the consolidated statement of income

$ millions, for the year ended October 31		Gains (losses) on the hedging instruments	Gains (losses) on the hedged items attributable to hedged risk	Hedge ineffectiveness gains (losses) recognized in income
2025	Fair value hedges
	Interest rate risk	$(158)	$127	$(31)
	Foreign exchange / interest rate risk	378	(372)	6
		$220	$(245)	$(25)
2024	Fair value hedges
	Interest rate risk	$(2,116)	$2,161	$45
	Foreign exchange / interest rate risk	745	(741)	4
		$(1,371)	$1,420	$49

Note 14	Subordinated indebtedness

The debt issues included in the table below are outstanding unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness funds foreign currency denominated assets. All redemptions are subject to regulatory approval.
Terms of subordinated indebtedness

$ millions, as at October 31								2025		2024
				Earliest date redeemable
Interest rate %		Contractual maturity date		At greater of Canada Yield Price (1) and par	At par	Denominated in foreign currency	Par value	Carrying value (2)	Par value	Carrying value (2)
8.70		May 25, 2029	(3)				$25	$30	$25	$31
2.01	(4)(5)	July 21, 2030			July 21, 2025		–	–	1,000	979
11.60		January 7, 2031		January 7, 1996			200	192	200	186
1.96	(4)(6)	April 21, 2031			April 21, 2026		1,000	988	1,000	958
10.80		May 15, 2031		May 15, 2021			150	144	150	140
4.20	(4)(7)	April 7, 2032			April 7, 2027		1,000	1,003	1,000	993
8.70		May 25, 2032	(3)				25	33	25	33
5.33	(4)(8)	January 20, 2033			January 20, 2028		1,000	1,011	1,000	1,060
5.35	(4)(9)	April 20, 2033			April 20, 2028		750	765	750	750
8.70		May 25, 2033	(3)				25	34	25	34
5.30	(4)(10)	January 16, 2034			January 16, 2029		1,250	1,293	1,250	1,250
4.90	(4)(11)	June 12, 2034			June 12, 2029		1,000	1,034	1,000	1,000
4.15	(4)(12)	April 2, 2035			April 2, 2030		1,250	1,252	–	–
8.70		May 25, 2035	(3)				25	35	25	35
Floating	(13)	July 31, 2084			July 27, 1990	US$38 million	–	–	53	53
Floating	(14)	August 31, 2085			August 20, 1991	US$10 million	–	–	13	13
							7,700	7,814	7,516	7,515
Subordinated indebtedness sold short (held) for trading purposes							5	5	(50)	(50)
Total subordinated indebtedness							$7,705	$7,819	$7,466	$7,465

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.
(2)	Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.
(3)	Not redeemable prior to maturity date.
(4)
Debentures are also subject to a non-viability contingent capital (NVCC) provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines. In such an event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplements) subject to a minimum price of $2.50 per share (subject to adjustment in certain events as defined in the relevant prospectus supplements).

(5)
On July 21, 2025, we redeemed all $
1.0
billion of our 2.01% Debentures due July 21, 2030. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, together with accrued and unpaid interest thereon.

(6)
Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 0.56% above the three-month Canadian dollar bankers’ acceptance rate or an appropriate alternative rate.

(7)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 1.69%.
(8)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at Daily Compounded CORRA plus 2.37%.
(9)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at Daily Compounded CORRA plus 2.23%.
(1 0 )	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at Daily Compounded CORRA plus 2.02%.
(1 1 )	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at Daily Compounded CORRA plus 1.56%.
(1 2 )	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at Daily Compounded CORRA plus 1.72%.
(1 3 )
On January 31, 2025, we redeemed all US$38 million of our Floating Rate Subordinated Capital Debentures due 2084.

In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, together with accrued and unpaid interest thereon.

(1 4 )
On February 28, 2025, we redeemed all US$10 million of our Floating Rate Subordinated Capital Debentures due 2085.

In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, together with accrued and unpaid interest thereon.

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Consolidated financial statements

Note 15	Common and preferred shares and other equity instruments

The following table presents the number of common and preferred shares outstanding and dividends paid, and other equity instruments and distributions paid thereon:
Common and preferred shares outstanding and other equity instruments

$ millions, except number of shares and per share amounts, as at or for the year ended October 31				2025				2024
	Shares outstanding		Dividends and distributions paid		Shares outstanding		Dividends and distributions paid
	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share
Common shares	926,610,598	$16,842	$3,629	$3.88	942,285,419	$17,009	$3,382	$3.60
Class A Preferred Shares
Series 39 (1)	–	–	–	–	–	–	11	0.70
Series 41 (2)	–	–	3	0.24	12,000,000	300	12	0.98
Series 43 (3)	–	–	7	0.59	12,000,000	300	9	0.79
Series 47	18,000,000	450	26	1.47	18,000,000	450	27	1.47
Series 49 (4)	–	–	–	–	–	–	8	0.65
Series 51 (5)	–	–	–	–	–	–	10	0.97
Series 56	600,000	600	44	73.65	600,000	600	44	73.65
Series 57	500,000	500	37	73.37	500,000	500	22	42.92
Series 61	150,000	150	6	37.95	–	–	–	–
Total		$1,700	$123			$2,150	$143
Treasury shares – common shares (6)	3,438	$3			9,179	$2
Treasury shares – preferred shares (6)	(1,223)	(1)			(3,778)	(4)
Other Equity Instruments (7)
Limited Recourse Capital Notes Series 1 (8)		$–	$30	4.375%		$750	$33	4.375%
Limited Recourse Capital Notes Series 2		750	30	4.000%		750	30	4.000%
Limited Recourse Capital Notes Series 3		800	57	7.150%		800	57	7.150%
Limited Recourse Capital Notes Series 4		500	38	6.987%		500	–	6.987%
Limited Recourse Capital Notes Series 5 (9)		693	48	6.950%		–	–	–
Limited Recourse Capital Notes Series 6		450	17	6.369%		–	–	–
Limited Recourse Capital Notes Series 7 (9)		1,027	21	7.000%		–	–	–
Limited Recourse Capital Notes Series 8		450	–	5.898%		–	–	–
Total		$4,670	$241			$2,800	$120	–

(1)	Series 39 preferred shares were redeemed at par value for a total price of $400 million on July 31, 2024.
(2)	Series 41 preferred shares were redeemed at par value for a total price of $300 million on January 31, 2025.
(3)	Series 43 preferred shares were redeemed at par value for a total price of $300 million on July 31, 2025.
(4)	Series 49 preferred shares were redeemed at par value for a total price of $325 million on April 30, 2024.
(5)	Series 51 preferred shares were redeemed at par value for a total price of $250 million on July 31, 2024.
(6)
A long position in our own shares is shown as a negative number, which reduces the number of shares outstanding. A short position is shown as a positive number, which adds to the number of shares outstanding. See Note 1 to the consolidated financial statements for the accounting policy on treasury shares.

(7)	See the “Limited Recourse Capital Notes (LRCNs)” section below for details.
(8)	Limited Recourse Capital Notes Series 1 were redeemed at their principal amount of $750 million on September 29, 2025.
(9)	For Limited Recourse Capital Notes – Series 5 and Series 7, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount.
Common shares
CIBC’s authorized capital consists of an unlimited number of common shares, without nominal or par value.
Common shares issued

$ millions, except number of shares, as at or for the year ended October 31		2025		2024
	Number of shares	Amount	Number of shares	Amount
Balance at beginning of year	942,294,598	$17,011	931,098,941	$16,082
Issuance pursuant to:
Equity-settled share-based compensation plans	2,824,550	168	2,593,751	148
Shareholder investment plan (1)	629	–	10,986,157	698
Employee share purchase plan (2)	–	–	2,626,726	173
	945,119,777	$17,179	947,305,575	$17,101
Purchase of common shares for cancellation	(18,500,000)	(335)	(5,000,000)	(90)
Treasury shares	(5,741)	1	(10,977)	–
Balance at end of year	926,614,036	$16,845	942,294,598	$17,011

(1)
Commencing with dividends paid on January 28, 2025 and for future dividends declared until further notice, common shares received by participants under the shareholder investment plan were purchased from the open market, a change from issuance from Treasury. For the share purchase option, this change became effective February 1, 2025. Commencing with the dividends paid on July 29, 2024, common shares received by participants were issued from Treasury without a discount.

(2)	Commencing October 11, 2024, employee contributions to our Canadian ESPP were invested to acquire common shares in the open market. Previously, these shares were issued from Treasury.
Common shares reserved for issue
As at October 31, 2025, 19,949,155 common shares (2024: 22,773,705) were reserved for future issue pursuant to stock option plans, 33,960,071 common shares (2024: 33,960,700) were reserved for future issue pursuant to the Shareholder Investment Plan, 3,731,131 common shares (2024: 3,731,131) were reserved for future issue pursuant to the ESPP and other activities, and 7,061,332,920 common shares (2024: 6,318,544,500)

were

155	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

reserved for future issue pursuant to instruments which include an NVCC provision requiring conversion into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines.
Normal course issuer bid (NCIB)
On September 8, 2025, we announced that the Toronto Stock Exchange (TSX) had accepted the notice of our intention to commence an NCIB. Purchases under this bid will be completed upon the earlier of: (i) CIBC purchasing 20 million common shares; (ii) CIBC providing a notice of termination; or (iii) September 9, 2026. 3,500,000 common shares were purchased and cancelled during the fourth quarter at an average price of $112.54 for a total amount of $393 million.
The following table shows common shares purchased and cancelled under current and previously expired NCIBs.

$ millions, except number of shares, as at or for the year ended October 31		2025		2024		Total
TSX approval date	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
September 5, 2024 (1)	15,000,000	$1,338	5,000,000	$419	20,000,000	$1,757
September 5, 2025 (2)	3,500,000	393	–	–	3,500,000	393
Total	18,500,000	$1,731	5,000,000	$419	23,500,000	$2,150

(1)	Common shares were repurchased at an average price of $87.80 under this NCIB.
(2)	Common shares were repurchased at an average price of $112.54 under this NCIB.
Preferred shares and other equity instruments
Preferred shares
CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.
Terms of Class A Preferred Shares
Non-cumulative Rate Reset Class A Preferred Shares Series 47, 56, 57 and 61 (NVCC) are redeemable instruments, subject to regulatory approval, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the terms of the preferred shares. These preferred shares are compound instruments with both equity and liability features as payments of dividends and principal in cash are made at our discretion. The liability component has a nominal value and, as a result, the full proceeds received upon issuance have been presented as equity on the consolidated balance sheet, and any dividend payments paid thereon are accounted for as equity distributions.

$ millions, except per share amounts, outstanding as at October 31, 2025
	Par value	Cash redemption price per share	Current dividend rate	Issue date	Dividend payment frequency	Dividends per share (1)	Next dividend reset date (2)	Dividend after reset	Earliest specified redemption date (3)(4)
Series 47 (5)(6)	$450	$25.00	5.878%	January 18, 2018	Quarterly	$0.367375	January 31, 2028	GoC (7) + 2.45%	January 31, 2028
Series 56	600	1,000.00	7.365%	September 16, 2022	Semi-annual	36.825	October 28, 2027	GoC (7) + 4.20%	September 28 -October 28, 2027
Series 57	500	1,000.00	7.337%	March 12, 2024	Semi-annual	36.685	April 12, 2029	GoC (7) + 3.90%	March 12 -April 12, 2029
Series 61	150	1,000.00	6.369%	March 24, 2025	Semi-annual	31.845	April 28, 2030	GoC (7) + 3.65%	March 28 - April 28, 2030
(1)	Dividends may be adjusted depending on the timing of issuance or redemption.
(2)	Subsequent interest reset dates are every five years from the date shown.
(3)	Redemptions are subject to regulatory approval and certain provisions of the shares. Redemptions may be in whole or in part.
(4)	Redemptions are at par. Subsequent redemption dates are every five years after this date.
(5)	Interest rate was reset January 31, 2023.
(6)
Holders have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 48 (NVCC) (Series 48 shares), subject to certain conditions, on January 31, 2023 and on January 31 every five years thereafter. Holders of the Series 48 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.45%. Holders of the then outstanding Series 48 shares may convert their shares on a one-for-one basis into Series 47 shares, subject to certain conditions, on January 31, 2028 and on January 31 every five years thereafter.

(7)	The prevailing five-year Government of Canada bond yield.
Limited Recourse Capital Notes (LRCNs)
(1)
The LRCNs are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion, as the sole recourse of each Note holder in the event of non-payment will be limited to that holder’s proportionate share of the Non-cumulative Rate Reset Class A Preferred Shares Series held in the CIBC LRCN Limited Recourse Trust (Limited Recourse Trust). The liability component of the LRCNs has a nominal value and, as a result, the full proceeds received upon the issuance of the LRCNs have been presented as equity on the consolidated balance sheet, and any interest payments paid thereon are accounted for as equity distributions. Our significant terms and conditions are presented in the table below:

$ millions, outstanding as at October 31, 2025
	Par value		Current interest rate	Issue date	Payment frequency	Next interest reset date (2)	Interest rate reference after reset	Earliest specified redemption date (3)	Maturity date
Series 2		$750	4.000%	September 14, 2021	Semi-annual	January 28, 2027	GoC (4) + 3.10%	December 28, 2026 -January 28, 2027 (5)	January 28, 2082
Series 3		$800	7.150%	June 15, 2022	Semi-annual	July 28, 2027	GoC (4) + 4.00%	June 28 -July 28, 2027 (5)	July 28, 2082
Series 4		$500	6.987%	June 25, 2024	Semi-annual	July 28, 2029	GoC (4) + 3.70%	June 28 -July 28, 2029 (5)	July 28, 2084
Series 5	US$	500	6.950%	November 5, 2024	Quarterly	January 28, 2030	UST (6) + 2.83%	January 28, 2030 (7)	January 28, 2085
Series 6		$450	6.369%	March 24, 2025	Semi-annual	April 30, 2030	GoC (4) + 3.65%	March 28 -April 28, 2030 (5)	April 28, 2085
Series 7	US$	750	7.000%	July 14, 2025	Quarterly	October 28, 2030	UST (6) + 3.00%	October 28, 2030 (7)	October 28, 2085
Series 8		$450	5.898%	September 29, 2025	Semi-annual	January 28, 2031	GoC (4) + 3.11%	December 28, 2030 -January 28, 2031 (5)	January 28, 2086
(1)
LRCN Series 2, 3, 4, 5, 6, 7, and 8 (NVCC) (subordinated indebtedness) were concurrently issued with
Non-cumulative
5-Year
Fixed Rate Reset Class A Preferred Shares Series 54, 55, 58, 59, 60, 62, and 63 (NVCC), respectively, which are held by the consolidated entity, Limited Recourse Trust, and, as a result, eliminated in CIBC’s consolidated financial statements. In the event of non-payment
by CIBC of the principal amount of, interest on, or redemption price for the LRCNs when due, the sole remedy of each LRCN Note holder is limited to that holder’s proportionate share of the Series’ Class A Preferred Shares held in the Limited Recourse Trust.

(2)	Subsequent interest reset dates are five years from the date shown, with the last interest rate reset date five years before the maturity date.
(3)	Redemptions are subject to regulatory approval. Redemptions may be in whole or in part.
(4)	The prevailing five-year Government of Canada bond yield.
(5)	Redemptions are at par. Subsequent redemption dates are every five years after this date.
(6)	The prevailing five-year US Treasury rate.
(7)	Redemptions are at par. Subsequent redemption dates are every January 28, April 28, July 28 and October 28 after this date.

CIBC 2025 ANNUAL REPORT	156

Consolidated financial statements

NVCC conversion mechanics
Each series of Class A Preferred Shares and LRCNs discussed above are subject to an NVCC provision, necessary for the shares and LRCNs to qualify as Tier 1 regulatory capital under Basel III. As such, the Class A Preferred Shares and LRCNs are automatically converted into common shares upon the occurrence of a Trigger Event. As described in the Capital Adequacy Guidelines, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable. In such an event, Class A Preferred Shares Series 47, 56, 57 and 61 will be converted into a number of common shares, determined by dividing the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplements) subject to a minimum price of $
2.50
per share (subject to adjustment in certain events as defined in the relevant prospectus supplements). Series 54, 55, 58, 59, 60, 62 and 63 Preferred Shares held in the Limited Recourse Trust will automatically and immediately be converted, without the consent of LRCN Note holders, into a variable number of common shares which will be delivered to LRCN Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCNs. All claims of LRCN Note holders against CIBC under the LRCNs will be extinguished upon receipt of such common shares.
Restrictions on the payment of dividends
Under Section 79 of the
Bank Act
(Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.
In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment. Our Series 54, 55, 58, 59, 60, 62 and 63 Preferred Shares further limit the payment of dividends on the outstanding Class A Preferred Shares Series 47, 56, 57 and 61 in certain limited circumstances.
Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Capital
Objectives, policy and procedures
Our overall capital management objective is to employ a strong and efficient capital base. We manage capital in accordance with a capital policy approved by the Board, which includes specific guidelines that relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Capital is monitored continuously for compliance.
Each year, a Capital Plan and three-year outlook are established as a part of the financial plan, and they encompass all material elements of capital: forecasts of sources and uses of capital including earnings, dividends, business growth, and corporate initiatives, as well as maturities, redemptions, and issuances of capital instruments. The Capital Plan is stress-tested to ensure that it is sufficiently robust under severe but plausible stress scenarios. The level of capital and capital ratios are monitored throughout the year including a comparison to the Capital Plan. There were no significant changes made to the objectives, policy, guidelines and procedures during the year.
Regulatory capital, leverage and total loss absorbing capacity (TLAC) requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision (BCBS).
CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a Common Equity Tier 1 (CET1) surcharge equal to 1.0% of risk-weighted assets (RWA). OSFI also expected D-SIBs to hold a Domestic Stability Buffer (DSB) of 3.5% as at October 31,
2025
 and 2024
.
The resulting targets established by OSFI for D-SIBs, including all buffer requirements, for CET1, Tier 1 and Total capital ratios are 11.5%, 13.0%, and 15.0%, respectively.
Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk), and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets (net of related deferred tax liabilities), certain deferred tax assets, net assets related to defined benefit pension plans as reported on our consolidated balance sheet (net of related deferred tax liabilities), and certain investments. Additional Tier 1 (AT1) capital primarily includes NVCC preferred shares, LRCNs, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowance, and qualifying instruments issued by a consolidated subsidiary to third parties.
To supplement risk-based capital requirements, OSFI expects federally regulated deposit-taking institutions to have a leverage ratio, which is a non-risk-based capital metric, that meets or exceeds 3.5%, including a 0.5% D-SIB buffer.
OSFI also requires D-SIBs to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). OSFI expects D-SIBs to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (3.5% as noted above), and a minimum TLAC leverage ratio of 7.25%. TLAC consists of regulatory capital and bail-in eligible liabilities that have residual maturity greater than one year.
These targets may be higher for certain institutions at OSFI’s discretion. During the years ended October 31, 2025 and 2024, we have complied with OSFI’s regulatory capital, leverage ratio, and TLAC requirements.
Our capital, leverage and TLAC ratios are presented in the table below:

$ millions, as at October 31		2025	2024
CET1 capital		$47,718	$44,516
Tier 1 capital	A	54,105	49,481
Total capital		62,287	56,809
Total RWA	B	357,803	333,502
CET1 ratio		13.3%	13.3%
Tier 1 capital ratio		15.1%	14.8%
Total capital ratio		17.4%	17.0%
Leverage ratio exposure	C	$1,261,098	$1,155,432
Leverage ratio	A/C	4.3%	4.3%
TLAC available	D	$114,102	$101,062
TLAC ratio	D/B	31.9%	30.3%
TLAC leverage ratio	D/C	9.0%	8.7%

157	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Note 16	Share-based payments

We provide the following share-based compensation to certain employees and directors in the form of cash-settled or equity-settled awards.
Restricted share award plan
Under the RSA plan, share unit equivalents (RSA units) are granted to certain key employees on an annual basis or during the year as special grants. RSA grants are made in the form of cash-settled awards which generally vest and settle in cash either at the end of three years or one-third annually beginning one year after the date of the grant. Dividend equivalents on RSA units are paid in cash or in the form of additional RSA units to the employees at the end of the vesting period or settlement date.
Grant date fair value of each cash-settled RSA unit granted is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. Upon vesting, each RSA unit is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.
During the year, 5,648,682 RSAs were granted at a weighted-average price of $90.60 (2024: 7,327,029 granted at a weighted-average price of $53.93) and the number of RSAs outstanding as at October 31, 2025 was 19,337,420 (2024: 19,761,344). Compensation expense in respect of RSAs, before the impact of hedging for changes in share price, totalled $1,069 million in 2025 (2024: $1,007 million). As at October 31, 2025, liabilities in respect of RSAs, which are included in Other liabilities, were $2,029 million (2024: $1,506 million).
Performance share unit plan
Under the PSU plan, awards are granted to certain key employees on an annual basis in December. PSU grants are made in the form of cash-settled awards which vest and settle in cash at the end of three years. Dividend equivalents on PSUs are provided in the form of additional PSUs.
The grant date fair value of each cash-settled PSU is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s performance relative to the other major Canadian banks. Beginning with awards granted in December 2023, the final number of PSUs that will vest is also based upon CIBC’s performance relative to internal targets. Upon vesting, each PSU is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.
During the year, 1,595,731 PSUs were granted at a weighted-average price of $90.74 (2024: 2,220,555 granted at a weighted-average price of $53.77). As at October 31, 2025, the number of PSUs outstanding, before the impact of CIBC’s relative performance, was 6,063,223 (2024: 6,227,116). Compensation expense in respect of PSUs, before the impact of hedging for changes in share price, totalled $414 million in 2025 (2024: $380 million). As at October 31, 2025, liabilities in respect of PSUs, which are included in Other liabilities, were $795 million (2024: $568 million).
Deferred share unit plan/deferred compensation plan
Under the DSU plan and DCP plan, certain employees can elect to receive DSUs in exchange for cash compensation that they would otherwise be entitled to. In addition, certain key employees are granted DSUs during the year as special grants. DSUs are generally fully vested upon grant or vest in accordance with the vesting schedule defined in the grant agreement and settle in cash on a date within the period specified in the plan terms. Employees receive dividend equivalents in the form of additional DSUs. Effective January 1, 2024, the DCP was amended to no longer permit the grant of new DSU awards.
Grant date fair value of each cash-settled DSU that is not granted under the DCP is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. These DSUs are settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the payout date and after the employee’s termination of employment. The grant date fair value for DCP grants was based on the closing stock price on the New York Stock Exchange (NYSE) on the last day of the calendar quarter. Upon distribution, DSUs granted under the DCP plan are settled in cash based on the closing price per common share on the NYSE on the business day that the payment is made.
During the year, 240,014 DSUs were granted at a weighted-average price of $90.88 (2024: 413,925 granted at a weighted-average price of $56.06) and the number of DSUs outstanding as at October 31, 2025 was 2,692,494 (2024: 2,463,430). Compensation expense in respect of DSUs, before the impact of hedging for changes in share price, totalled $119 million in 2025 (2024: $126 million). As at October 31, 2025, liabilities in respect of DSUs, which are included in Other liabilities, were $345 million (2024: $238 million).
Directors’ plans
Each director who is not an officer or employee of CIBC may elect to receive: (i) the annual equity retainer as either DSUs or common shares, under the Director DSU/Common Share Election Plan; and (ii) all or a portion of their remuneration in the form of cash, common shares or DSUs under the Non-Officer Director Share Plan.
The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC or of an affiliate of CIBC, and for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director DSU/Common Share Election Plan, the value of DSUs is payable only if the director is not related to, or affiliated with, CIBC as defined in the
Income Tax Act
(Canada).
Other non-interest expense in respect of the DSU components, before the impact of hedging for changes in share price of these plans, totalled $13 million in 2025 (2024: $14 million). As at October 31, 2025, liabilities in respect of DSUs, which are included in Other liabilities, were $38 million (2024: $25 million).
Stock option plans
Under the ESOP, stock options are periodically granted to certain key employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire 10 years from the grant date.

CIBC 2025 ANNUAL REPORT	158

Consolidated financial statements

The following tables summarize the activities of the stock options and provide additional details related to stock options outstanding and vested.

As at or for the year ended October 31		2025		2024
	Number of stock options	Weighted- average exercise price (1)	Number of stock options	Weighted- average exercise price
Outstanding at beginning of year	15,967,581	$58.55	14,688,079	$58.47
Granted	2,422,512	94.35	3,973,361	56.55
Exercised (2)	(2,824,550)	54.71	(2,593,751)	52.72
Forfeited/cancelled/expired	(44,171)	66.86	(100,108)	60.44
Outstanding at end of year	15,521,372	$64.81	15,967,581	$58.55
Exercisable at end of year	4,508,217	$58.94	5,033,423	$55.17
Available for grant	4,427,783		6,806,124

(1)
For foreign currency-denominated options granted and exercised during the year, the weighted-average exercise prices are converted using exchange rates as at the grant date and settlement date, respectively. The weighted-average exercise price of outstanding balances as at October 31, 2025 reflects the conversion of foreign currency-denominated options at the year-end exchange rate.

(2)	The weighted-average share price at the date of exercise was $96.04 (2024: $65.04).

As at October 31, 2025	Stock options outstanding			Stock options vested
Range of exercise prices	Number outstanding	Weighted- average contractual life remaining	Weighted- average exercise price	Number outstanding	Weighted- average exercise price
$1.00 – $50.00	29,118	0.21	$39.44	29,118	$39.44
$50.01 – $60.00	10,327,462	6.59	57.10	2,988,762	55.22
$60.01 – $70.00	484,573	2.12	60.01	484,573	60.01
$70.01 – $80.00	2,266,832	6.09	70.05	1,005,764	70.05
$90.01 – $100.00	2,413,387	9.10	94.35	–	94.35
Total	15,521,372	6.75	$64.84	4,508,217	$58.94
The fair value of options granted during the year was measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield, contractual terms for the exercise price, and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.
The following weighted-average assumptions were used as inputs into the Black-Scholes option pricing model to determine the fair value of options on the date of grant:

For the year ended October 31	2025	2024
Weighted-average assumptions
Risk-free interest rate	2.66%	3.74%
Expected dividend yield	4.65%	7.50%
Expected share price volatility	15.60%	19.47%
Expected life	6 years	6 years
Share price/exercise price	$94.35	$56.55
For 2025, the weighted-average grant date fair value of options was $7.53 (2024: $4.01).
Compensation expense in respect of stock options totalled $20 million in 2025 (2024: $16 million).
Employee share purchase plan
Under our Canadian ESPP, qualifying employees can choose each year to have any portion of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar programs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer contribution subject to each plan’s provisions. Commencing October 11, 2024, employee contributions to our Canadian ESPP were used to acquire common shares in the open market. Previously, these shares were issued from Treasury. CIBC Caribbean operates an ESPP locally, in which contributions are used by the plan trustee to purchase CIBC Caribbean common shares in the open market.
Our contributions are expensed as incurred and totalled $68 million in 2025 (2024: $63 million).

159	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Note 17	Post-employment benefits

We sponsor pension and other post-employment benefit plans for eligible employees in a number of jurisdictions including Canada, the U.S., and the Caribbean. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements that provide pension benefits in excess of statutory limits, and defined contribution plans. We also provide certain health-care, life insurance, and other benefits to eligible employees and retired members. Plan assets and defined benefit obligations related to our defined benefit plans are measured for accounting purposes as at October 31 each year.
Plan characteristics, funding and risks
Pension plans
Pension plans include CIBC’s Canadian, U.S., and Caribbean pension plans. CIBC’s Canadian pension plans represent approximately 92% of our consolidated defined benefit obligation. All of our Canadian pension plans are defined benefit plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan), which encompasses approximately 73,000 active, deferred, and retired members.
The CIBC Pension Plan provides members with monthly pension income at retirement based on a prescribed plan formula which is based on a combination of maximum yearly pensionable earnings, average earnings at retirement and length of service recognized in the plan. There is a two-year
waiting period for members to join the CIBC Pension Plan.
The CIBC Pension Plan is funded through a separate trust. Actuarial funding valuations are prepared by the Plan’s external actuary at least once every three years or more frequently as required by Canadian pension legislation to determine CIBC’s minimum funding requirements as well as maximum permitted contributions. Any deficits determined in the funding valuations must generally be funded over a period not exceeding fifteen years. CIBC’s pension funding policy is to make at least the minimum annual required contributions required by regulations. Any contributions in excess of the minimum requirements are discretionary.
The CIBC Pension Plan is registered with OSFI and the Canada Revenue Agency (CRA) and is subject to the acts and regulations that govern federally regulated pension plans.
Other post-employment plans
Other post-employment plans include CIBC’s Canadian, U.S. and Caribbean post-retirement health-care benefit plans (referred to for disclosure purposes as other post-employment plans). CIBC’s Canadian other post-employment plan (the Canadian post-employment plan) represents more than 93% of our consolidated other post-employment defined benefit obligation.
The Canadian post-employment plan provides medical, dental and life insurance benefits to retirees that meet specified eligibility requirements, including specified age and service period eligibility requirements. CIBC reimburses 100% of the cost of benefits for eligible employees that retired prior to January 1, 2009, whereas the contribution level for medical and dental benefits for eligible employees that retire subsequent to this date has been fixed at a specified level. The plan is funded on a pay-as-you-go basis.
Benefit changes
There were no material changes to the terms of our Canadian defined benefit pension plans in 2025 or 2024.
Risks
CIBC’s defined benefit plans expose the group to actuarial risks (such as longevity risk), currency risk, interest rate risk, market (investment) risk and health-care cost inflation risks.
The CIBC Pension Plan operates a currency overlay strategy, which may use forwards or similar instruments, to manage and mitigate its currency risk.
Interest rate risk is managed as part of the CIBC Pension Plan’s liability-driven investment strategy through a combination of physical bonds, overlays funded in the repo market, and/or derivatives.
Market (investment) risk is mitigated through a multi-asset portfolio construction process that diversifies across a variety of market risk drivers.
The use of derivatives within the CIBC Pension Plan is governed by its derivatives policy that was approved by the Pension Benefits Management Committee (PBMC) and permits the use of derivatives to manage risk at the discretion of the Pension Investment Committee (PIC). In addition to the management of interest rate risk, risk reduction and mitigation strategies may include hedging of currency, credit spread and/or equity risks. The derivatives policy also permits the use of derivatives to enhance plan returns.
Plan governance
All of CIBC’s pension arrangements are governed by local pension committees, senior management or a board of trustees. However, all significant plan changes require approval from the Management Resources and Compensation Committee (MRCC). For the Canadian pension plans, the MRCC is responsible for setting the strategy for the pension plans, reviewing material risks, performance including funded status, and approving material design or governance changes.
While specific investment policies are determined at a plan level to reflect the unique characteristics of each plan, common investment policies for all plans include the optimization of the risk-return relationship using a portfolio of multiple asset classes diversified by market segment, economic sector, and issuer. The objectives are to secure the benefits promised by our funded plans, to maximize long-term investment returns while not compromising the benefit security of the respective plans, manage the level of funding contributions in conjunction with the stability of the funded status, and implement all policies in a cost effective manner. Investments in quoted debt and equity (held either directly or indirectly through investment funds) represent the most significant asset allocations.
The use of derivatives is limited to the purposes and instruments described in the derivatives policy of the CIBC Pension Plan. These include the use of synthetic debt or equity instruments, currency hedging, risk reduction and enhancement of returns.
Investments in specific asset classes are further diversified across funds, managers, strategies, sectors and geographies, depending on the specific characteristics of each asset class.
The exposure to any one of these asset classes will be determined by our assessment of the needs of the plan assets and economic and financial market conditions. Factors evaluated before adopting the asset mix include demographics, cash-flow payout requirements, liquidity requirements, actuarial assumptions, expected benefit increases, and plan funding requirements.

CIBC 2025 ANNUAL REPORT	160

Consolidated financial statements

Management of the assets of the various Canadian plans has been delegated primarily to the PIC, which is a committee that is composed of CIBC management. The PIC is responsible for the appointment and termination of individual investment managers (which includes CIBC Asset Management Inc., a wholly owned subsidiary of CIBC), who each have investment discretion within established target asset mix ranges as set by the PBMC. Should a fund’s actual asset mix fall outside specified ranges, the assets are re-balanced as required to be within the target asset mix ranges. On a periodic basis, an Asset-Liability Matching study is performed in which the consequences of the strategic investment policies are analyzed.
Management of the actuarial valuations of the various Canadian plans is primarily the responsibility of the PBMC. The PBMC is responsible for approving the actuarial assumptions for the valuations of the plans, and for recommending the level of annual funding for the Canadian plans to CIBC senior management.
Local committees with similar mandates manage our non-Canadian plans and annually report back to the MRCC on all material governance activities.
Amounts recognized on the consolidated balance sheet
The following tables present the financial position of our defined benefit pension and other post-employment plans for Canada, the U.S., the U.K., and our Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not material and are not included in these disclosures.

	Pension plans		Other post-employment plans
$ millions, as at or for the year ended October 31	2025	2024	2025	2024
Defined benefit obligation
Balance at beginning of year	$7,942	$7,060	$419	$422
Current service cost	227	190	5	5
Interest cost on defined benefit obligation	386	396	20	24
Employee contributions	3	4	–	–
Benefits paid	(382)	(365)	(30)	(32)
Settlement payments	–	(79)	–	–
Foreign exchange rate changes and other	4	5	–	–
Net actuarial (gains) losses on defined benefit obligation	80	731	6	–
Balance at end of year	$8,260	$7,942	$420	$419
Plan assets
Fair value at beginning of year	$9,326	$8,091	$–	$–
Interest income on plan assets (1)	462	459	–	–
Net actuarial gains (losses) on plan assets (1)	385	1,079	–	–
Employer contributions	181	146	30	32
Employee contributions	3	4	–	–
Benefits paid	(382)	(365)	(30)	(32)
Settlement payments	–	(79)	–	–
Plan administration costs	(7)	(8)	–	–
Increase (decrease) due to plan settlements	–	(10)	–	–
Foreign exchange rate changes and other	7	9	–	–
Fair value at end of year	$9,975	$9,326	$–	$–
Net defined benefit asset (liability)	1,715	1,384	(420)	(419)
Valuation allowance (2)	(74)	(47)	–	–
Net defined benefit asset (liability), net of valuation allowance	$1,641	$1,337	$(420)	$(419)

(1)	The actual return on plan assets for the year was a gain of $847 million (2024: gain of $1,538 million).
(2)	The valuation allowance reflects the effect of asset ceiling on plans with a net defined benefit asset.
The net defined benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2025	2024	2025	2024
Other assets	$1,678	$1,378	$–	$–
Other liabilities	(37)	(41)	(420)	(419)
Net defined benefit asset (liability), net of valuation allowance	$1,641	$1,337	$(420)	$(419)
The defined benefit obligation and plan assets by region are as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2025	2024	2025	2024
Defined benefit obligation
Canada	$7,592	$7,291	$391	$389
U.S. and the Caribbean	668	651	29	30
Defined benefit obligation at end of year	$8,260	$7,942	$420	$419
Plan assets
Canada	$9,006	$8,441	$–	$–
U.S. and the Caribbean	969	885	–	–
Plan assets at end of year	$9,975	$9,326	$–	$–

161	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Amounts recognized in the consolidated statement of income
The net defined benefit expense for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans		Other post-employment plans
$ millions, for the year ended October 31	2025	2024	2025	2024
Current service cost (1)	$227	$190	$5	$5
Past service cost	–	–	–	–
Interest cost on defined benefit obligation	386	396	20	24
Interest income on plan assets	(462)	(459)	–	–
Interest expense on effect of asset ceiling	3	1	–	–
Special termination benefits	–	–	–	–
Plan administration costs	7	8	–	–
Net defined benefit plan expense recognized in net income	$161	$136	$25	$29

(1)
The 2025 and 2024 current service costs were calculated using separate discount rates of 4.88% and 5.61%, respectively, to reflect the longer duration of future benefits payments associated with the additional year of service to be earned by the plan’s active participants.

Amounts recognized in the consolidated statement of comprehensive income
The net remeasurement gains (losses) recognized in OCI for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean are as follows:

	Pension plans		Other post-employment plans
$ millions, for the year ended October 31	2025	2024 (1)	2025	2024
Actuarial gains (losses) on defined benefit obligation arising from changes in:
Demographic assumptions	$–	$(1)	$–	$34
Financial assumptions	(46)	(768)	(4)	(36)
Experience	(34)	38	(2)	2
Net actuarial gains (losses) on plan assets	385	1,079	–	–
Changes in asset ceiling excluding interest income	(25)	(30)	–	–
Net remeasurement gains (losses) recognized in OCI	$280	$318	$(6)	$–

(1)	Includes the transfer of the accumulated actuarial losses of $5 million to retained earnings upon the settlement of a pension plan for one of our subsidiaries.
Canadian defined benefit plans
As the Canadian defined benefit pension and other post-employment benefit plans represent approximately 92% of our consolidated defined benefit obligation, they are the subject and focus of the disclosures in the balance of this note.
Disaggregation and maturity profile of defined benefit obligation
The breakdown of the defined benefit obligation for our Canadian plans between active, deferred and retired members is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2025	2024	2025	2024
Active members	$3,757	$3,558	$79	$74
Deferred members	510	490	–	–
Retired members	3,325	3,243	312	315
Total	$7,592	$7,291	$391	$389
The weighted-average duration of the defined benefit obligation for our Canadian plans is as follows:

	Pension plans		Other post-employment plans
As at October 31	2025	2024	2025	2024
Weighted-average duration, in years	12.7	12.9	10.2	10.3

CIBC 2025 ANNUAL REPORT	162

Consolidated financial statements

Plan assets
The major categories of our defined benefit pension plan assets for our Canadian plans are as follows:

$ millions, as at October 31	2025		2024
Asset category (1)
Canadian equity securities (2)	$523	6%	$472	6%

Debt securities (3)
Government bonds	5,794	64	5,419	64
Corporate bonds	315	4	403	5
	6,109	68	5,822	69
Investment funds (4)
Canadian equity funds	43	–	35	–
U.S. equity funds	421	5	694	8
International equity funds (5)	45	–	37	–
Global equity funds (5)	1,415	16	1,150	15
Fixed income funds	107	1	103	1
	2,031	22	2,019	24
Other (2)
Alternative investments (6)	2,471	27	2,399	28
Cash and cash equivalents and other	249	3	339	4
Obligations related to securities sold under repurchase agreements and securities sold short	(2,377)	(26)	(2,610)	(31)
	343	4	128	1
Total	$9,006	100%	$8,441	100%

(1)
Asset categories are based upon risk classification including synthetic exposure through derivatives. The fair value of derivatives as at October 31, 2025 was a net derivative liability of $29 million (2024: net derivative liability of $30 million).

(2)
Pension benefit plan assets include CIBC issued securities and deposits of nil (2024: nil), representing nil of Canadian plan assets (2024: nil). All of the equity securities held as at October 31, 2025 and 2024 have daily quoted prices in active markets except hedge funds, infrastructure, and private equity.

(3)	All debt securities held as at October 31, 2025 and 2024 are investment grade, of which $372 million (2024: $285 million) have daily quoted prices in active markets.
(4)	$40 million (2024: $33 million) of the investment funds are directly held as at October 31, 2025 and have daily quoted prices in active markets.
(5)	Global equity funds include North American and international investments, whereas International equity funds do not include North American investments.
(6)	Comprised of private equity, infrastructure, private debt and real estate funds.
Principal actuarial assumptions
The weighted-average principal assumptions used to determine the defined benefit obligation for our Canadian plans are as follows:

	Pension plans		Other post-employment plans
As at October 31	2025	2024	2025	2024
Discount rate	4.8%	4.8%	4.7%	4.8%
Rate of compensation increase (1)	2.5%	2.5%	n/a	n/a

(1)
Rates of compensation increase for 2025 and 2024 reflect the use of a salary growth rate assumption table that is based on the age and tenure of the employees. The table yields a weighted-average salary growth rate of approximately 2.5% per annum (2024: 2.5%).

n/a	Not applicable
Assumptions regarding future mortality have been based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation of our Canadian plans are as follows (in years):

As at October 31	2025	2024
Longevity at age 65 for current retired members
Males	23.6	23.6
Females	24.7	24.7
Longevity at age 65 for current members aged 45
Males	24.5	24.5
Females	25.6	25.6
The assumed health-care cost trend rates of the Canadian other post-employment plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31	2025	2024
Health-care cost trend rates assumed for next year	4.9%	4.9%
Rate to which the cost trend rate is assumed to decline	4.0%	4.0%
Year that the rate reaches the ultimate trend rate	2040	2040

163	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Sensitivity analysis
Reasonably possible changes to one of the principal actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation of our Canadian plans as follows:

Estimated increase (decrease) in defined benefit obligation	Pension plans	Other post-employment plans
$ millions, as at October 31	2025	2025
Discount rate (100 basis point change)
Decrease in assumption	$1,054	$44
Increase in assumption	(889)	(37)
Rate of compensation increase (100 basis point change)
Decrease in assumption	(205)	–
Increase in assumption	217	–
Health-care cost trend rates (100 basis point change)
Decrease in assumption	n/a	(13)
Increase in assumption	n/a	15
Future mortality
1 year shorter life expectancy	(167)	(8)
1 year longer life expectancy	161	8

n/a	Not applicable.
The sensitivity analyses presented above are indicative only, and should be considered with caution as they have been calculated in isolation without changing other assumptions. In practice, changes in one assumption may result in changes in another, which may magnify or counteract the disclosed sensitivities.
Future cash flows
Cash contributions
The most recently completed actuarial valuation of the CIBC Pension Plan for funding purposes was as at October 31, 2024. The next actuarial valuation of this plan for funding purposes will be effective as of October 31, 2025.
The employer contributions for 2026 are anticipated to be $180 million for the CIBC Pension Plan
.
These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.
Expected future benefit payments
The expected future benefit payments for our Canadian plans for the next 10 years are as follows:

$ millions, for the year ended October 31	2026	2027	2028	2029	2030	2031–2035	Total
Defined benefit pension plans	$375	$387	$402	$417	$433	$2,374	$4,388
Other post-employment plans	26	27	27	28	28	142	278
Total	$401	$414	$429	$445	$461	$2,516	$4,666
Defined contributions and other plans
We also maintain defined contribution plans for certain employees and make contributions to government pension plans. The expense recognized in the consolidated statement of income for these benefit plans is as follows:

$ millions, for the year ended October 31	2025	2024
Defined contribution pension plans	$84	$72
Government pension plans (1)	227	197
Total	$311	$269

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

CIBC 2025 ANNUAL REPORT	164

Consolidated financial statements

Note 18	Income taxes

Total income taxes

$ millions, for the year ended October 31	2025	2024
Consolidated statement of income
Provision for (reversal of) current income taxes
Adjustments for prior years	$15	$(38)
Current income tax expense	2,727	2,294
	2,742	2,256
Provision for (reversal of) deferred income taxes
Adjustments for prior years	(11)	37
Effect of changes in tax rates and laws	2	4
Origination and reversal of temporary differences	(248)	(285)
	(257)	(244)
Total income taxes	2,485	2,012
OCI	397	578
Total comprehensive income	$2,882	$2,590
Components of income tax

$ millions, for the year ended October 31	2025	2024
Current income taxes
Federal (1)	$1,247	$1,242
Provincial	803	795
Foreign	976	671
	3,026	2,708
Deferred income taxes
Federal	(150)	(116)
Provincial	(97)	(82)
Foreign	103	80
	(144)	(118)
Total	$2,882	$2,590

(1)	Includes the impact of global minimum corporate tax (GMT).
We are subject to Canadian taxation on income of foreign branches. Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated to be nil.
The effective rates of income tax in the consolidated statement of income are different from the combined Canadian federal and provincial income tax rates as set out in the following table:
Reconciliation of income taxes

$ millions, for the year ended October 31	2025		2024
Combined Canadian federal and provincial income tax rate applied to income before income taxes	$3,040	27.8%	$2,548	27.8%
Income taxes adjusted for the effect of:
Foreign operations subject to different tax rates	(487)	(4.5)	(485)	(5.4)
Other (1)	(68)	(0.6)	(51)	(0.5)
Income taxes in the consolidated statement of income	$2,485	22.7%	$2,012	21.9%

(1)	Includes the impact of GMT and tax-exempt income. Prior year amounts have been revised to conform to the presentation adopted in 2025.

165	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Deferred income taxes
Sources of and movement in deferred tax assets and liabilities

$ millions, for the year ended October 31, 2025	Net asset Nov. 1, 2024	Recognized in net income	Recognized in OCI	Other (1)	Net asset Oct. 31, 2025

Deferred tax assets
Allowance for credit losses	$440	$2	$–	$2	$444
Deferred compensation	728	196	–	57	981
Financial instruments revaluation	8	10	(15)	(3)	–
Deferred income	248	49	–	(9)	288
Other	197	22	(3)	12	228
	$1,621	$279	$(18)	$59	$1,941

Deferred tax liabilities
Intangible assets	$(402)	$20	$–	$–	$(382)
Property and equipment	(90)	6	–	–	(84)
Pension and employee benefits	(218)	(6)	(66)	(1)	(291)
Goodwill	(93)	(1)	–	–	(94)
Financial instruments revaluation	(12)	(1)	(33)	4	(42)
Other	(34)	(40)	4	2	(68)
	$(849)	$(22)	$(95)	$5	$(961)
Total net deferred tax assets	$772	$257	$(113)	$64	$980

(1)	Includes foreign currency translation adjustments.

$ millions, for the year ended October 31, 2024	Net asset Nov. 1, 2023	Recognized in net income	Recognized in OCI	Other (1)	Net asset Oct. 31, 2024

Deferred tax assets
Allowance for credit losses	$401	$38	$–	$1	$440
Deferred compensation	427	255	–	46	728
Financial instruments revaluation	91	(19)	(59)	(5)	8
Deferred income	235	13	–	–	248
Other	158	31	2	6	197
	$1,312	$318	$(57)	$48	$1,621

Deferred tax liabilities
Intangible assets	$(392)	$(10)	$–	$–	$(402)
Property and equipment	(67)	(22)	–	(1)	(90)
Pension and employee benefits	(132)	(19)	(68)	1	(218)
Goodwill	(91)	(1)	–	(1)	(93)
Financial instruments revaluation	(13)	–	–	1	(12)
Other	(10)	(22)	1	(3)	(34)
	$(705)	$(74)	$(67)	$(3)	$(849)
Total net deferred tax assets	$607	$244	$(124)	$45	$772

(1)	Includes foreign currency translation adjustments.
Deferred tax assets and liabilities are assessed by entity for presentation in our consolidated balance sheet. As a result, the net deferred tax assets of $980 million (2024: $772 million) are presented in the consolidated balance sheet as deferred tax assets of $1,027 million (2024: $821 million) and deferred tax liabilities of $47 million (2024: $49 million).
The deferred tax effect of tax loss carryforwards related to operating losses is $13 million (2024: $12 million), of which $1 million relates to the U.S., $7 million relates to Canada, and $5 million relates to the Caribbean
, which
expire in various years commencing in 2025.
The amount of unused operating tax losses for which deferred tax assets have not been recognized was $598 million as at October 31, 2025 (2024: $735 million), of which $60 million (2024: $3 million) relates to the U.S. region and $538 million (2024: $732 million) relates to the Caribbean region, which will generally expire within 7 to 10 years.
The amount of unused capital tax losses for which deferred tax assets have not been recognized was $482 million as at October 31, 2025 (2024: $482 million). These unused capital tax losses relate to Canada.
Tax examinations and disputes
The CRA has reassessed CIBC’s 2011–2020 taxation years for approximately
$1,918
million of income taxes related to the denial of deductions of certain dividends. Subsequent taxation years may also be similarly reassessed. CIBC filed a Notice of Appeal in respect of its 2011 taxation year to put the matter in litigation. CIBC is confident that its tax filings are appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.
As previously reported, CIBC has potential aggregate exposure remaining in respect of foreign exchange capital loss matters of approximately $76 million. No amounts have been accrued in the consolidated financial statements.
Global Minimum Tax
On June 20, 2024, Canada enacted the
Global Minimum Tax Act
to adopt the Organisation for Economic Co-operation and Development’s Pillar Two, which implements a
15
% global minimum corporate tax (GMT) on certain multinational enterprises. These rules applied to CIBC as of November 1, 2024.
The IASB previously issued “International Tax Reform – Pillar Two Model Rules”, which amended IAS 12 to provide a temporary exception from the recognition and disclosure
of deferred taxes arising from the implementation of Pillar Two Model Rules, which CIBC has applied.
The impact of GMT on CIBC’s consolidated tax rate is within a
1
% range for the year ended October 31, 2025.

CIBC 2025 ANNUAL REPORT	166

Consolidated financial statements

Note 19	Earnings per share

$ millions, except per share amounts, for the year ended October 31	2025	2024
Basic EPS
Net income attributable to equity shareholders	$8,429	$7,115
Less: Preferred share dividends and distributions on other equity instruments	364	263
Net income attributable to common shareholders	8,065	6,852
Weighted-average common shares outstanding (thousands)	935,374	939,352
Basic EPS	$8.62	$7.29
Diluted EPS
Net income attributable to common shareholders	$8,065	$6,852
Weighted-average common shares outstanding (thousands)	935,374	939,352
Add: Stock options potentially exercisable (1) (thousands)	5,301	2,360
Weighted-average diluted common shares outstanding (thousands)	940,675	941,712
Diluted EPS	$8.57	$7.28

(1)
Excludes average options outstanding of

nil (2024: 2,551,540) with a weighted-average exercise price of nil (2024: $70.05) for the year ended October 31, 2025, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

Note 20	Commitments, guarantees and pledged assets

Commitments
Credit-related arrangements
Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts presented below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the additional credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

$ millions, as at October 31	2025	2024
	Contract amounts
Unutilized credit commitments (1)	$420,442	$383,882
Backstop liquidity facilities	31,194	23,734
Standby and performance letters of credit	26,358	22,181
Documentary and commercial letters of credit	167	183
Other commitments to extend credit	2,722	10,431
Total	$480,883	$440,411

(1)	Includes $201.5 billion (2024: $189.6 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
In addition, the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon totalled $104.4 billion (2024: $77.6 billion), of which $9.0 billion (2024: $7.6 billion) are transactions between CIBC and the joint ventures. CIBC has provided indemnities to customers of the joint ventures in respect of securities lending transactions with third parties amounting to $95.0 billion (2024: $70.0 billion).
For further information on the joint ventures, see Note 24.
Unutilized credit commitments
Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown and include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.
Backstop liquidity facilities
We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for our sponsored ABCP programs, Safe Trust, Sure Trust, Sound Trust, Stable Trust and Bay Square Funding LLC, require us to repay any maturing ABCP and/or fund any asset purchases that are not funded through issuance of commercial paper.
Standby and performance letters of credit
These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

167	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Documentary and commercial letters of credit
Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third-party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.
Other commitments to extend credit
These represent other commitments to extend credit, and primarily include forward-dated securities financing trades in the form of securities purchased under resale agreements with various counterparties that are executed on or before the end of our reporting period and that settle shortly after period end, usually within five business days.
Other commitments
As an investor in merchant banking activities, we enter into commitments to fund external private equity funds. In connection with these activities, we had commitments to invest up to $553 million (2024: $528 million).
In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase these new issuances for resale to investors. As at October 31, 2025, the related underwriting commitments were $1,045 million (2024: $464 million).
Guarantees and other indemnification agreements
Guarantees
A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby and performance letters of credit as discussed above, and credit derivatives protection sold, as discussed in Note 12.
We sponsor our clients to clear certain security repurchase and reverse repurchase transactions as sponsored members through the Fixed Income Clearing Corporation (FICC). As the sponsoring member, we guarantee our clients’ performance obligation to the FICC under the FICC rules. Our guarantee is collateralized by cash or securities issued or guaranteed by the U.S. government, which are placed with the FICC. Therefore, we consider the risk of loss to be remote.
Other indemnification agreements
In the ordinary course of business, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in legislation, litigation, or claims relating to past performance. In addition, we indemnify each of our directors and officers to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. Amounts are accrued when we have a present legal or constructive obligation as a result of a past event, when it is both probable that an outflow of economic benefits will be required to resolve the matter, and when a reliable estimate can be made of the amount of the obligation. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. Amounts related to these indemnifications, representations, and warranties reflected within the consolidated financial statements as at October 31, 2025 and 2024 are not significant.
Pledged assets
In the normal course of business, on- and off-balance sheet assets are pledged as collateral for various activities. The following table summarizes asset pledging amounts and the activities to which they relate:

$ millions, as at October 31	2025	2024
Assets pledged in relation to:
Securities lending	$93,433	$63,072
Obligations related to securities sold under repurchase agreements	130,197	109,151
Obligations related to securities sold short	24,244	21,642
Securitizations	18,090	20,105
Covered bonds	51,638	39,257
Derivatives	22,733	24,200
Foreign governments and central banks (1)	285	560
Clearing systems, payment systems, and depositories (2)	1,486	1,605
Other	12	11
Total	$342,118	$279,603

(1)	Includes assets pledged to maintain access to central bank facilities in foreign jurisdictions.
(2)	Includes assets pledged in order to participate in clearing and payment systems and depositories.

CIBC 2025 ANNUAL REPORT	168

Consolidated financial statements

Note 21	Contingent liabilities and provisions

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.
While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available. Tax examinations and disputes are excluded. Income tax matters are addressed in Note 18.
CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.
CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $0.4 billion as at October 31, 2025. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages. The matters underlying the estimated range as at October 31, 2025 consist of the significant legal matters disclosed below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.
The following is a description of CIBC’s significant legal proceedings, which we intend to vigorously defend.

Order Execution Only class actions:
Pozgaj v. CIBC and CIBC Trust
Ciardullo v. 1832 Asset Management L.P., et al.
Ciardullo and Aggarwal v. 1832 Asset Management L.P., et al.
Woodard v. CIBC and CIBC Trust
In September 2018, a proposed class action (
Pozgaj
) was filed in the Ontario Superior Court against CIBC and CIBC Trust. It alleges that the defendants should not have paid mutual fund trailing commissions to order execution only dealers. The action was brought on behalf of all persons who held units of CIBC mutual funds through order execution only dealers and seeks $
200
million in damages.
Pozgaj
was certified as a class action in January 2024.
In July and August 2022, two proposed class actions (
Ciardullo
and
Ciardullo and Aggarwal
) were filed in the Ontario Superior Court against CIBC, CIBC Trust and several other financial institutions. Like the
Pozgaj
action, these actions allege that the defendants should not have paid mutual fund trailing commissions to order execution only dealers. However, the actions are brought on behalf of all persons who held units of CIBC mutual funds through dealers other than order execution only dealers. They seek unspecified damages. In November 2022, a further proposed class action (
Woodard
) was filed in the Ontario Superior Court with a new proposed representative plaintiff.
Woodard
raised identical allegations to
Ciardullo
and
Ciardullo and Aggarwal
, on behalf of an identical class, but only named CIBC and CIBC Trust as defendants. In August 2023, the
Ciardullo
,
Ciardullo
and
Aggarwal
, and
Woodard
actions were temporarily stayed pending a decision on liability in the
Pozgaj
action. The
Ciardullo
and
Ciardullo
and
Aggarwal
actions were discontinued in November 2024. In July 2025, settlement agreements were reached in the
Pozgaj
and
Woodard
actions, subject to court approval. Pursuant to the proposed settlements, CIBC will pay the plaintiffs in the
Pozgaj
action
 $
26
million and pay the plaintiffs in the
Woodard
action $
11
million.
The
Pozgaj
settlement was approved by the court in November 2025, while the settlement approval motion in
Woodard
is scheduled for December 2025.
York County on Behalf of the County of York Retirement Fund v. Rambo, et al.
In February 2019, a class action complaint was filed in the Northern District of California against the directors, certain officers and the underwriters of several senior note offerings of the Pacific Gas and Electric Company (PG&E) that took place between March 2016 and April 2018, the total issuance amount for the series of offerings being approximately US$4 billion. CIBC World Markets Corp. was part of the underwriting syndicate for an offering, whereby CIBC World Markets Corp. underwrote 6% of a US$650 million December 2016 issuance of senior notes. The offering involved the issuance of two tranches of notes: US$400 million of 30-year senior notes maturing in December 2046 and US$250 million of one-year floating rate notes that matured and were repaid in November 2017. The complaint alleges that the disclosure documentation associated with the note offerings contained misrepresentations and/or omissions of material facts, including with respect to PG&E’s failure to comply with various safety regulations, vegetation management programs and requirements, as well as understating the extent to which its equipment has allegedly caused multiple fires in California, including before the wildfires that occurred in California in 2017 and 2018. In September 2025, the court granted the defendants’ motions to dismiss in their entirety. In November 2025, the plaintiff filed its fourth amended complaint.
Pope v. CIBC, CIBC Trust Corporation, and CIBC Asset Management Inc.
In August 2020, a proposed class action was filed in the Supreme Court of British Columbia against CIBC and CIBC Trust. The action alleges that the defendants misrepresented their investment strategy and charged unitholders excess fees in relation to certain CIBC mutual funds and certain CIBC portfolio funds. The action is brought on behalf of all persons who hold or held units of these funds from January 2005 to present and seeks unspecified compensatory and punitive damages. In December 2020, CIBC Asset Management Inc. was added as a defendant. The motion for class certification was heard in August 2021. In October 2022, the court ruled that the plaintiff was required to provide additional information before a final determination on certification could be made. In January 2023, the plaintiffs delivered a draft amended Statement of Claim. The motion to rule on the

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plaintiffs’ proposed amendments to the Statement of Claim, which was scheduled for July 2023, was adjourned. In March 2025, the plaintiffs served an amended Statement of Claim. The application for certification as a class action has been scheduled for January 2026.
Salko v. CIBC Investor Services Inc., et al.
In March 2021, a proposed class action was commenced in Quebec against CIBC Investor Services Inc. and several other financial institutions. The plaintiff subsequently added CIBC World Markets Inc. and additional financial institutions as defendants. The action seeks the reimbursement of currency conversion fees alleged to have been unlawfully charged to class members and concealed by the defendants, as well as exemplary and punitive damages. The plaintiffs seek reimbursement of fees charged to clients since March 15, 2018, as well as punitive damages in the amount of 5%
of the total sum of fees charged to class members, plus interest. The certification motion was heard in April 2022. In September 2022, the action was certified against CIBC Investor Services Inc. and several other order execution only dealers, and not certified against the full service brokerages, including CIBC World Markets Inc. The plaintiffs appealed the certification decision. The plaintiffs’ appeal of the certification decision was heard in December 2023. In January 2025, the Quebec Court of Appeal dismissed the plaintiff’s appeal of the certification decision. The class action continues to be certified against CIBC Investor Services Inc. and other defendants, but was dismissed against CIBC World Markets Inc.
The Registered Retirement Savings Plan (RRSP) of J.T.G v. His Majesty The King
CIBC Trust Corporation is the trustee of a self-directed RRSP that has been the subject of proceedings in the Tax Court of Canada. The proceedings arise from appeals of tax assessments made by the Minister of National Revenue against the RRSP for the 2004 to 2009 taxation years under Parts I and XI.1 of the
Income Tax Act
(Canada). At the time they were made in March 2013, the Part I assessment amounted to approximately $139 million and the Part XI.1 reassessment totalled approximately $144 million, in each case including all taxes, penalties and interest. In April 2021, the Tax Court of Canada released a decision allowing the appeal in part of the assessment under Part I and dismissing the appeal of the reassessment under Part XI.1. The RRSP by its trustee CIBC Trust appealed this decision to the Federal Court of Appeal. To the extent there is a shortfall in the RRSP’s ability to satisfy any of the Part XI.1 reassessment that may be upheld by the courts, CIBC Trust may be liable to pay a portion of that reassessment. The appeal was heard in May 2023. In July 2025, the Federal Court of Appeal dismissed the RRSP’s appeal of assessments issued under Part I, allowed the RRSP’s appeal of the assessments under Part XI.1 and vacated the related assessments, and reinstated the assessments of Part I tax for the 2005 taxation year that were vacated by the Tax Court of Canada. The RRSP, by its trustee CIBC Trust Corporation, has sought leave to appeal on the Part I tax decision and the Crown has filed its reply to the leave application. The Crown did not appeal the Federal Court of Appeal’s decision which vacated the assessments under Part XI.1 and that decision is now final.
Non-sufficient funds fees class actions:
Vaillancourt-Thivierge v. Bank of Montreal, et al.
Campbell v. CIBC
In September 2016, a proposed class action (
Vaillancourt-Thivierge
) was commenced in Quebec against CIBC and several other financial institutions with respect to charging non-sufficient funds fees (NSF Fees) for client payment orders refused due to insufficient funds. The action alleges that NSF Fees violate the Quebec
Consumer Protection Act
and the Quebec Civil Code. The action is brought on behalf of residents of Quebec who paid NSF fees from September 12, 2013 to present. The action seeks the return of NSF fees charged as well as punitive damages of $300 per class member. The court certified the matter as a class action in 2019.
In September 2022, a proposed class action (
Campbell
) was commenced in Ontario against CIBC on behalf of personal deposit accountholders who have been charged duplicative non-sufficient fund fees (representment NSF Fees) on their account for a single rejected payment order or cheque. The action alleges that this practice violates our account agreement with clients, the Ontario
Consumer Protection Act
and other consumer protection statutes. The action is brought on behalf of residents of Canada who paid representment NSF Fees from January 1, 2012 to present. The action seeks the return of the representment NSF Fees charged, as well as punitive damages. The matter was certified as a class action in June 2024.
Quantum Biopharma v. CIBC World Markets Inc., et al.
In October 2024, CIBC World Markets Inc. and RBC Dominion Securities Inc. were named in a complaint filed in the U.S. District Court located in the Southern District of New York. The complaint, brought by Quantum Biopharma Ltd alleges that the defendants or their customers used “spoofing,” an unlawful trading practice, to manipulate the market price of its shares between January 1, 2020, and August 15, 2024. The complaint further alleges that the defendants failed to fulfill their gatekeeping responsibilities by not designing, monitoring, and/or enforcing a system of risk management and supervisory controls, policies, and procedures that ensured their customers and traders did not manipulate the market, and complied with all applicable rules, regulations and laws. The plaintiff claims US$700 million in damages against the defendants. In January 2025, CIBC World Markets Inc. filed motions to dismiss. In May 2025, Quantum Biopharma filed an amended complaint. The defendants filed motions to dismiss in June 2025.
Harrington Global Opportunity Fund v. CIBC World Markets Inc.
In 2021, Harrington Global Opportunity Fund Ltd., a Bermuda based hedge fund, brought suit against CIBC World Markets Inc. and certain other defendants in the United States District Court for the Southern District of New York. In November 2022, the plaintiff filed an amended complaint to add allegations seeking to hold defendants liable for trading by its customers. As against CIBC, the plaintiff claims that a CIBC customer allegedly spoofed the market by entering non-bona fide baiting (sell) orders through CIBC’s direct market access platform in Canada, with intent to artificially depress the stock price of this inter-listed stock, and seeks to hold CIBC primarily responsible. The claim seeks unspecified damages.
Reale v. CIBC
In June 2025, CIBC was served in Ontario with a proposed national class action. The action, which seeks $2 billion in damages on behalf of current and former employees alleges CIBC miscalculated various wages, including base salary, vacation pay, holiday pay and severance pay. CIBC is bringing a motion in May 2026 to strike all or parts of the Statement of Claim.

CIBC 2025 ANNUAL REPORT	170

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Legal provisions
The following table presents changes in our legal provisions:

$ millions, for the year ended October 31	2025	2024
Balance at beginning of year	$108	$140
Additional new provisions recognized	82	41
Less:
Amounts incurred and charged against existing provisions	(40)	(70)
Unused amounts reversed and other adjustments (1)	(46)	(3)
Balance at end of year	$104	$108

(1)	Includes foreign currency translation adjustments.
Restructuring
The amount of restructuring provision as at October 31, 2025 was nil (2024: $8 million).

Note 22	Concentration of credit risk

Concentration of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.
The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:
Credit exposure by country of ultimate risk

$ millions, as at October 31				2025				2024
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
On-balance sheet
Major assets (1)(2)(3)	$657,015	$288,069	$118,402	$1,063,486	$627,621	$259,280	$110,984	$997,885
Off-balance sheet
Credit-related arrangements
Financial institutions	$48,031	$36,436	$7,959	$92,426	$46,567	$31,083	$6,522	$84,172
Governments	11,022	129	126	11,277	10,913	153	15	11,081
Retail	211,289	1,250	684	213,223	199,324	1,125	525	200,974
Corporate	85,458	60,355	18,144	163,957	80,644	49,994	13,546	144,184
Total	$355,800	$98,170	$26,913	$480,883	$337,448	$82,355	$20,608	$440,411

(1)
Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.

(2)	Includes Canadian currency of $630.8 billion (2024: $596.4 billion) and foreign currencies of $432.7 billion (2024: $401.5 billion).
(3)
No industry or foreign jurisdiction accounted for 10% or more of loans and acceptances
,
net of allowance for credit losses, with the exception of the U.S., which accounted for 17% as at October 31, 2025 (2024: 15
%),
the real estate and construction
sector
, which across all jurisdictions accounted for 10% as at October 31, 2025 (2024: 10
%) and the financial institutions
sector
, which across all jurisdictions accounted for 10% as at October 31, 2025 (2024: 8%).
Canadian residential mortgages accounted for 48% as at October 31, 2025 (2024: 49%) of loans and acceptances
,
net of allowance for credit losses.

See Note 12 for derivative instruments by country and counterparty type of ultimate risk. In addition, see Note 20 for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.
Also see the shaded sections in “MD&A – Management of risk” for a detailed discussion on our credit risk.

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Note 23	Related-party transactions

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel
(1)
, their close family members, and entities that they or their close family members control or jointly control. Related parties also include associates and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. As CIBC’s subsidiaries are consolidated, transactions with these entities have been eliminated and are not reported as related-party transactions. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers, which is the same offer extended to all employees of CIBC.
Key management personnel and their affiliates
As at October 31, 2025, loans to key management personnel
(1)
and their close family members and to entities that they or their close family members control or jointly control totalled $26 million (2024: $35 million), letters of credit and guarantees were nil (2024: nil), and undrawn credit commitments totalled $15 million (2024: $30 million). Of these outstanding balances, $23 million (2024: $33 million) were secured and $3 million (2024: $2 million) were unsecured. We have no provision for credit losses on impaired loans relating to these amounts for the years ended October 31, 2025 and 2024. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers, which is the same offer extended to all employees of CIBC.

(1)
Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors), the Group Executive Leadership Team (Group ELT) and certain named officers per the
Bank Act
(Canada) (collectively referred to as senior officers). Board members who are also Group ELT members are included as senior officers.

Compensation of key management personnel

$ millions, for the year ended October 31		2025		2024
	Directors	Senior officers	Directors	Senior officers
Short-term benefits (1)	$2	$29	$2	$20
Post-employment benefits	–	2	–	2
Share-based benefits (2)	2	53	2	35
Termination benefits (3)	–	1	–	1
Total compensation	$4	$85	$4	$58

(1)
Comprises salaries, statutory and non-statutory benefits related to senior officers and fees related to directors recognized during the year. Also includes annual incentive plan payments related to senior officers on a cash basis.

(2)	Comprises grant-date fair values of awards granted in the year.
(3)	Comprises payments made in the period to key management personnel and former key management personnel.
Refer to the following Notes for additional details on related-party transactions:
Share-based payment plans
See Note 16 for details of these plans offered to directors and senior officers.
Post-employment benefit plans
See Note 17 for related-party transactions between CIBC and the post-employment benefit plans.
Equity-accounted associates and joint ventures
See Note 24 for details of our investments in equity-accounted associates and joint ventures.

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Consolidated financial statements

Note 24	Investments in equity-accounted associates and joint ventures

Joint ventures
CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company and CIBC Mellon Global Securities Services Company Inc. (collectively referred to as CIBC Mellon), which provide trust and asset servicing, both in Canada. As at October 31, 2025, the carrying value of our investments in the joint ventures was $664 million (2024: $640 million), which was included in Corporate and Other. On November 1, 2024, CIBC Mellon Global Securities Services Company Inc. and CIBC Mellon Trust Company were amalgamated to form a single entity, CIBC Mellon Trust Company, with no impact to our consolidated financial statements.
As at October 31, 2025, loans to the joint ventures totalled nil (2024: nil) and undrawn credit commitments totalled $131 million (2024: $138 million).
CIBC, The Bank of New York Mellon, and CIBC Mellon have, jointly and severally, provided indemnities to customers of the joint ventures in respect of securities lending transactions. See Note 20 for additional details.
There was no unrecognized share of losses of any joint ventures, either for the year or cumulatively. In 2025 and 2024, none of our joint ventures experienced any significant restrictions to transfer funds in the form of cash dividends or distributions, or repayment of loans or advances.
The following table provides the summarized aggregate financial information related to our proportionate interest in the equity-accounted joint ventures:

$ millions, for the year ended October 31	2025	2024
Net income	$106	$68
OCI	43	113
Total comprehensive income	$149	$181
Associates
As at October 31, 2025, the total carrying value of our investments in associates was $144 million (2024: $145 million). These investments are unlisted associates with a fair value of $291 million (2024: $253 million), based on non-observable valuation inputs categorized as Level 3 valuation inputs within the fair value hierarchy. Of the total carrying value of our investments in associates, $43 million (2024: $39 million) was included in Canadian Personal and Business Banking, $18 million (2024: $23 million) in Canadian Commercial Banking and Wealth Management, nil (2024: nil) in U.S. Commercial Banking and Wealth Management, $48 million (2024: $45 million) in Capital Markets, and $35 million (2024: $38 million) in Corporate and Other.
As at October 31, 2025, loans to associates totalled nil (2024: nil) and undrawn credit commitments totalled $
15
million (2024: $5 million). We also had commitments to invest up to nil (2024: nil) in our associates.
There was an unrecognized share of losses for associates of $5 million (2024: $6 million) for the year and $6 million (2024: $6 million) cumulatively. In 2025 and 2024, none of our associates experienced any significant restrictions to transfer funds in the form of cash dividends or distributions, or repayment of loans or advances.
The following table provides the summarized aggregate financial information related to our proportionate interest in equity-accounted associates:

$ millions, for the year ended October 31	2025	2024
Net income	$11	$11
OCI	–	–
Total comprehensive income	$11	$11

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Note 25	Significant subsidiaries

The following is a list of significant subsidiaries in which CIBC, either directly or indirectly, owns 100% of the voting shares, except where noted.

$ millions, as at October 31, 2025
Subsidiary name (1)	Address of head or principal office	Book value of shares owned by CIBC	(2)

Canada and U.S.
CIBC Asset Management Inc.	Toronto, Ontario, Canada	$444
CIBC BA Limited	Toronto, Ontario, Canada	–	(3)
CIBC Bancorp USA Inc.	Chicago, Illinois, U.S.	10,595
Canadian Imperial Holdings Inc.	New York, New York, U.S.
CIBC Inc.	New York, New York, U.S.
CIBC World Markets Corp.	New York, New York, U.S.
CIBC Bank USA	Chicago, Illinois, U.S.
CIBC Private Wealth Group, LLC	Atlanta, Georgia, U.S.
CIBC Delaware Trust Company	Wilmington, Delaware, U.S.
CIBC National Trust Company	Atlanta, Georgia, U.S.
CIBC Private Wealth Advisors, Inc.	Chicago, Illinois, U.S.
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Toronto, Ontario, Canada	23
CIBC Mortgage Funding Inc.	Toronto, Ontario, Canada	4,000
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
CIBC Securities Inc.	Toronto, Ontario, Canada	72
CIBC Trust Corporation	Toronto, Ontario, Canada	591
CIBC World Markets Inc.	Toronto, Ontario, Canada	306
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
INTRIA Items Inc.	Mississauga, Ontario, Canada	100

International
CIBC Australia Ltd.	Sydney, New South Wales, Australia	19
CIBC Capital Markets (Europe) S.A.	Luxembourg	1,757
CIBC Cayman Holdings Limited	George Town, Grand Cayman, Cayman Islands	1,742
CIBC Cayman Bank Limited	George Town, Grand Cayman, Cayman Islands
CIBC Cayman Capital Limited	George Town, Grand Cayman, Cayman Islands
CIBC Cayman Reinsurance Limited	George Town, Grand Cayman, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	2,820
CIBC Caribbean Bank Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC Caribbean Bank and Trust Company (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
CIBC Fund Administration Services (Asia) Limited (91.7%)	Hong Kong, China
CIBC Caribbean Bank (Bahamas) Limited (87.3%)	Nassau, The Bahamas
Sentry Insurance Brokers Ltd. (87.3%)	Nassau, The Bahamas
CIBC Caribbean Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC Caribbean Bank (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Finance Corporation (Netherlands Antilles) N.V. (91.7%)	Curaçao, Netherlands Antilles
FirstCaribbean International Bank (Curaçao) N.V. (91.7%)	Curaçao, Netherlands Antilles
CIBC Caribbean Bank (Jamaica) Limited (91.7%)	Kingston, Jamaica
CIBC Caribbean Bank (Trinidad and Tobago) Limited (91.7%)	Maraval, Port of Spain, Trinidad & Tobago
CIBC Caribbean Trust Company (Bahamas) Limited (91.7%)	Nassau, The Bahamas
CIBC Caribbean Wealth Management Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC World Markets (Japan) Inc.	Tokyo, Japan	48

(1)
Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for Canadian Imperial Holdings Inc., CIBC Inc., CIBC World Markets Corp., CIBC Private Wealth Group, LLC, CIBC Private Wealth Advisors, Inc., and CIBC Bancorp USA Inc., which were incorporated or organized under the laws of the State of Delaware, U.S.; CIBC National Trust Company, which was organized under the laws of the U.S.; and CIBC World Markets (Japan) Inc., which was incorporated in Barbados.

(2)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares. These amounts are eliminated upon consolidation.
(3)	The book value of shares owned by CIBC is less than $1 million.
In addition to the above, we consolidate certain SEs where we have control over the SE. See Note 6 for additional details.

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Consolidated financial statements

Note 26	Financial instruments – disclosures

Certain disclosures required by IFRS 7 are provided in the shaded sections of the “MD&A – Management of risk”, as permitted by IFRS. The following table provides a cross-referencing of those disclosures in the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.	Risk overview
Credit risk
Market risk
Liquidity risk
Operational risk
Reputation and legal risks
Regulatory compliance risk
Conduct and culture risk
Credit risk: gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk
Market risk: trading portfolios – Value-at-Risk; non-trading portfolios – interest rate risk, foreign exchange risk and equity risk.	Market risk
Liquidity risk: liquid assets, maturity of financial assets and liabilities, and credit commitments.	Liquidity risk
We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of the MD&A. The table below sets out the categories of the on-balance sheet exposures that are subject to the credit risk framework as set out in the CAR Guideline issued by OSFI under the different Basel approaches based on the carrying value of those exposures in our consolidated financial statements. The credit risk framework includes CCR exposures arising from OTC derivatives, repo-style transactions and trades cleared through CCPs, as well as securitization exposures. Items not subject to the credit risk framework include exposures that are subject to the market risk framework, amounts that are not subject to capital requirements or are subject to deduction from capital, and amounts relating to CIBC’s insurance subsidiaries, which are excluded from the scope of regulatory consolidation.

$ millions, as at October 31		IRB approach	Standardized approach	Other credit risk (1)	Securitization approach	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2025	Cash and deposits with banks	$38,725	$2,864	$2,414	$–	$44,003	$–	$44,003
	Securities	150,549	5,594	–	3,696	159,839	123,396	283,235
	Cash collateral on securities borrowed	21,694	3	–	–	21,697	–	21,697
	Securities purchased under resale agreements	66,181	–	–	2,863	69,044	17,651	86,695
	Loans (2)	548,529	16,267	1,155	25,086	591,037	2,859	593,896
	Allowance for credit losses	(4,085)	(307)	–	–	(4,392)	–	(4,392)
	Derivative instruments	38,352	–	–	–	38,352	–	38,352
	Other assets	25,125	1,832	9,769	130	36,856	16,596	53,452
	Total credit exposures	$885,070	$26,253	$13,338	$31,775	$956,436	$160,502	$1,116,938
2024	Total credit exposures	$839,643	$24,493	$12,107	$23,509	$899,752	$142,233	$1,041,985

(1)
Includes credit risk exposures arising from other assets that are subject to the credit risk framework but are not included in the standardized or IRB frameworks, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial institutions, and amounts below the thresholds for capital deduction that are risk-weighted at 250%.

(2)	Includes customers’ liability under acceptances of $10 million.

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Note 27	Offsetting financial assets and liabilities

The following table identifies the amounts that have been offset on the consolidated balance sheet in accordance with the requirements of IAS 32 “Financial Instruments: Presentation”, and also those amounts that are subject to enforceable netting agreements but do not qualify for offsetting on the consolidated balance sheet either because we do not have a currently enforceable legal right to set-off the recognized amounts, or because we do not intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

		Amounts subject to enforceable netting agreements
		Gross amounts of recognized financial instruments	Gross amounts offset on the consolidated balance sheet (1)		Related amounts not set-off on the consolidated balance sheet			Amounts not subject to enforceable netting agreements	(4)	Net amounts presented on the consolidated balance sheet
$ millions, as at October 31				Net amounts	Financial instruments (2)	Collateral received (3)	Net amounts
2025	Financial assets
	Derivatives	$32,224	$(46)	$32,178	$(24,469)	$(6,474)	$1,235	$6,174		$38,352
	Cash collateral on securities borrowed	21,697	–	21,697	–	(21,161)	536	–		21,697
	Securities purchased under resale agreements	108,220	(21,525)	86,695	–	(86,584)	111	–		86,695
	Total	$162,141	$(21,571)	$140,570	$(24,469)	$(114,219)	$1,882	$6,174		$146,744
	Financial liabilities
	Derivatives	$35,634	$(46)	$35,588	$(24,469)	$(9,494)	$1,625	$5,823		$41,411
	Cash collateral on securities lent	6,031	–	6,031	–	(5,989)	42	–		6,031
	Obligations related to securities sold under repurchase agreements	151,567	(21,525)	130,042	–	(129,997)	45	–		130,042
	Total	$193,232	$(21,571)	$171,661	$(24,469)	$(145,480)	$1,712	$5,823		$177,484
2024	Financial assets
	Derivatives	$29,965	$(40)	$29,925	$(21,777)	$(4,394)	$3,754	$6,510		$36,435
	Cash collateral on securities borrowed	17,028	–	17,028	–	(14,432)	2,596	–		17,028
	Securities purchased under resale agreements	86,497	(2,776)	83,721	–	(80,010)	3,711	–		83,721
	Total	$133,490	$(2,816)	$130,674	$(21,777)	$(98,836)	$10,061	$6,510		$137,184
	Financial liabilities
	Derivatives	$35,361	$(40)	$35,321	$(21,777)	$(7,842)	$5,702	$5,333		$40,654
	Cash collateral on securities lent	7,997	–	7,997	–	(5,169)	2,828	–		7,997
	Obligations related to securities sold under repurchase agreements	112,929	(2,776)	110,153	–	(109,368)	785	–		110,153
	Total	$156,287	$(2,816)	$153,471	$(21,777)	$(122,379)	$9,315	$5,333		$158,804

(1)
Comprises amounts related to financial instruments which qualify for offsetting. This amount excludes derivatives which are settled-to-market (STM) as STM derivatives are settled on a daily basis, resulting in derecognition, rather than offsetting, of the related amounts.

(2)
Comprises amounts subject to set-off under enforceable netting agreements, such as ISDA agreements, derivative exchange or clearing counterparty agreements, global master repurchase agreements, and global master securities lending agreements. Under such arrangements, all outstanding transactions governed by the relevant agreement can be offset if an event of default or other predetermined event occurs.

(3)	Collateral received and pledged amounts are reflected at fair value, but have been limited to the net balance sheet exposure so as not to include any over-collateralization.
(4)	Includes exchange-traded derivatives and derivatives which are STM.
The offsetting and collateral arrangements discussed above and other credit risk mitigation strategies used by CIBC are further explained in the “Credit risk” section of the MD&A. Certain amounts of securities received as collateral are restricted from being sold or re-pledged.

Note 28	Interest income and expense

The table below provides the consolidated interest income and expense by accounting category.

$ millions, for the year ended October 31		Interest income	Interest expense
2025	Measured at amortized cost (1)(2)	$41,094	$30,385
	Debt securities measured at FVOCI (1)	3,242	n/a
	Other (3)	4,425	2,607
	Total	$48,761	$32,992
2024	Measured at amortized cost (1)(2)	$44,748	$36,253
	Debt securities measured at FVOCI (1)	3,709	n/a
	Other (3)	3,728	2,237
	Total	$52,185	$38,490

(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.

CIBC 2025 ANNUAL REPORT	176

Consolidated financial statements

Note 29	Segmented and geographic information

CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.
Canadian Personal and Business Banking provides clients across Canada with financial solutions, services and advice through our dedicated team members in banking centres and contact centres, as well as leading mobile and online banking platforms to help make their ambitions a reality.
Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada. Our offering also includes an online brokerage platform for retail clients and asset management services for institutional investors.
U.S. Commercial Banking and Wealth Management provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as operating private and small business banking services in strategic markets across the U.S.
Capital Markets provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked research to our clients around the world. Leveraging the capabilities of our differentiated platform, Capital Markets also delivers multi-currency payments and innovative solutions for clients across our bank.
Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, and Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
Business unit allocations
Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.
Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. This market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC’s risk framework and limits. Capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses, which is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other.
We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.
We use a Product Owner/Customer Segment/Distributor Channel allocation management model to measure and report the results of operations of various lines of business within our SBUs. The model uses certain estimates and methodologies to process internal transfers between the impacted lines of business for sales, renewals and trailer commissions as well as certain attributable costs. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.
The non-interest expenses of the functional and support groups are generally allocated to the business lines within the SBUs based on appropriate criteria and methodologies. The basis of allocation is reviewed periodically to reflect changes in support to business lines. Other costs not directly attributable to business lines remain in Corporate and Other.
We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.
Changes made to our business segments
2025
The following changes were made in the first quarter of 2025:
•
Our Simplii Financial direct banking business and Investor’s Edge direct investing business, previously reported in Capital Markets and Direct Financial Services were realigned with Canadian Personal and Business Banking and Canadian Commercial Banking and Wealth Management, respectively; and

•	Our CIBC Cleary Gull U.S. mid-market investment banking business was realigned from Capital Markets to U.S. Commercial Banking and Wealth Management.
Prior period amounts were restated accordingly. While the changes impacted the results of our strategic business units (SBUs) and how we measure the performance of our SBUs, there was no impact on our consolidated financial results from these changes.

177	CIBC 2025 ANNUAL REPORT

Consolidated financial statements

Results by reporting segments and geographic areas

$ millions, for the year ended October 31		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	Canada (1)	U.S. (1)	Caribbean (1)	Other countries (1)
2025	Net interest income (2)	$9,629	$2,960	$2,205	$501	$474	$15,769	$10,278	$3,080	$2,246	$165
	Non-interest income (3)(4)	2,402	3,942	1,011	5,647	362	13,364	8,995	2,852	480	1,037
	Total revenue	12,031	6,902	3,216	6,148	836	29,133	19,273	5,932	2,726	1,202
	Provision for credit losses	1,764	166	175	208	29	2,342	1,947	256	29	110
	Amortization and impairment (5)	231	2	106	2	837	1,178	960	140	57	21
	Other non-interest expenses	5,836	3,520	1,755	2,853	710	14,674	11,130	2,566	624	354
	Income (loss) before income taxes	4,200	3,214	1,180	3,085	(740)	10,939	5,236	2,970	2,016	717
	Income taxes (2)	1,093	873	222	812	(515)	2,485	1,290	754	232	209
	Net income (loss)	$3,107	$2,341	$958	$2,273	$(225)	$8,454	$3,946	$2,216	$1,784	$508
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$25	$25	$–	$–	$25	$–
	Equity shareholders	3,107	2,341	958	2,273	(250)	8,429	3,946	2,216	1,759	508
	Average assets (6)(7)	$339,909	$103,855	$64,415	$378,541	$217,565	$1,104,285	$835,506	$189,079	$55,069	$24,631
2024 (8)	Net interest income (2)	$8,592	$2,232	$1,906	$303	$662	$13,695	$9,095	$2,569	$1,865	$166
	Non-interest income (3)(4)	2,350	3,786	914	4,497	364	11,911	8,249	2,265	626	771
	Total revenue	10,942	6,018	2,820	4,800	1,026	25,606	17,344	4,834	2,491	937
	Provision for credit losses	1,233	123	560	84	1	2,001	1,375	623	1	2
	Amortization and impairment (5)	229	2	98	9	832	1,170	956	130	64	20
	Other non-interest expenses	5,477	3,064	1,620	2,470	638	13,269	10,108	2,259	607	295
	Income (loss) before income taxes	4,003	2,829	542	2,237	(445)	9,166	4,905	1,822	1,819	620
	Income taxes (2)	1,098	766	42	608	(502)	2,012	1,284	422	125	181
	Net income (loss)	$2,905	$2,063	$500	$1,629	$57	$7,154	$3,621	$1,400	$1,694	$439
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$39	$39	$–	$–	$39	$–
	Equity shareholders	2,905	2,063	500	1,629	18	7,115	3,621	1,400	1,655	439
	Average assets (6)(7)	$333,793	$95,536	$60,820	$315,314	$199,670	$1,005,133	$750,500	$177,688	$52,862	$24,083

(1)	Net income and average assets are allocated based on the geographic location where they are recorded.
(2)
Capital Markets net interest income and income taxes include taxable equivalent basis (TEB) adjustments of nil (2024: $
16
million) with an equivalent offset in Corporate and Other. TEB adjustment and related
offset
are
no longer applied since the third quarter of 2024 upon the enactment of Bill C-59 in June 2024, which eliminated the dividend received deduction for Canadian banks.

(3)
The fee and commission income within non-interest income consists primarily of underwriting and advisory fees, deposit and payment fees, credit fees, card fees, investment management and custodial fees, mutual fund fees and commissions on securities transactions. Underwriting and advisory fees are earned primarily in Capital Markets with the remainder earned in Canadian Commercial Banking and Wealth Management. Deposit and payment fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Canadian Commercial Banking and Wealth Management, Capital Markets, and Corporate and Other. Credit fees are earned primarily in Canadian Commercial Banking and Wealth Management, Capital Markets, and U.S. Commercial Banking and Wealth Management. Card fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Corporate and Other. Investment management and custodial fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management, with the remainder earned mainly in Corporate and Other. Mutual fund fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management. Commissions on securities transactions are earned primarily in Capital Markets, and Canadian Commercial Banking and Wealth Management.

(4)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(5)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(6)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(7)	Average balances are calculated as a weighted average of daily closing balances.
(8)	Certain prior year information has been restated. See the “External reporting changes” section for additional details.
The following table provides a breakdown of revenue from our reporting segments:

$ millions, for the year ended October 31	2025	2024
Canadian Personal and Business Banking (1)	$12,031	$10,942
Canadian Commercial Banking and Wealth Management (1)
Commercial banking	$2,710	$2,465
Wealth management	4,192	3,553
	$6,902	$6,018
U.S. Commercial Banking and Wealth Management (1)
Commercial banking	$2,224	$1,971
Wealth management	992	849
	$3,216	$2,820
Capital Markets (1)(2)
Global markets	$3,996	$3,055
Corporate and investment banking	2,152	1,745
	$6,148	$4,800
Corporate and Other (2)
International banking	$905	$980
Other	(69)	46
	$836	$1,026

(1)	Certain prior year information has been restated. See the “External reporting changes” section for additional details.
(2)
Capital Markets net interest income
includes
TEB adjustments of
 nil (2024: $16
million) with an equivalent offset in Corporate and Other. TEB adjustment and related offset are
no longer applied since the third quarter of 2024 upon the enactment of Bill C-59 in June 2024, which eliminated the dividend received deduction for Canadian banks.

CIBC 2025 ANNUAL REPORT	178

Consolidated financial statements

Note 30	Future accounting policy changes

IFRS 18 “Presentation and Disclosure in Financial Statements” (IFRS 18)
On April 9, 2024, the IASB issued IFRS 18, which replaces IAS 1 “Presentation of Financial Statements”. IFRS 18 is effective for reporting periods beginning on or after January 1, 2027, which for CIBC will be for the fiscal year beginning November 1, 2027, with the requirement to restate comparative financial periods. Early adoption is permitted. IFRS 18 is a result of the IASB’s Primary Financial Statements project, which aimed to improve the comparability and transparency of communication in financial statements. It introduces a number of new requirements including a more structured consolidated statement of income, new disclosure for certain management-defined performance measures and new guidance on how to aggregate and disaggregate information on the face of the consolidated financial statements and notes. We are currently evaluating the impact that adopting this standard will have on our consolidated financial statements.
Amendments to Classification and Measurement of Financial Instruments: Amendments to IFRS 9 and IFRS 7
In May 2024, the IASB issued “Amendments to Classification and Measurement of Financial Instruments: Amendments to IFRS 9 and IFRS 7” (the amendments). The amendments provide guidance on the application of the SPPI test to financial instruments with environmental, social and governance (ESG) linked features and non-recourse assets, including contractually linked instruments. The amendments also provide guidance on the derecognition of financial liabilities including those which are settled using electronic payment systems and introduce additional disclosure requirements for equity instruments designated as FVOCI and for financial instruments with cash flows contingent on certain events. These amendments are effective for annual periods beginning on or after January 1, 2026, which for us will be November 1, 2026. Earlier application is permitted. The Bank is required to apply the amendments retrospectively but is not required to restate prior periods. We are currently evaluating the impact of the amendments to IFRS 9 and IFRS 7 on our consolidated financial statements.

179	CIBC 2025 ANNUAL REPORT